

03059784

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AUG 1 8 2003

UNITED STATES
Securities and Exchange Commission
Washington, D. C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Jafra Worldwide Holdings (Lux) S.àR.L.
Exact name of registrant as specified in charter

0001248305
Registrant CIK Number

Form S-4
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-106666
SEC file number, if available

PROCESSED
AUG 20 2003
THOMSON FINANCIAL

Name of Person Filing the Document (If other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Westlake Village, State of California, August 18, 2003.

Jafra Worldwide Holdings (Lux) S.àR.L.
(Registrant)

By: Michael C. DiGregorio Sr. V.P. and CFO
(Name and Title)

Exhibits

3.16 Amendment, dated May 20, 2003 of Jafra Cosmetics International, S.A. de C.V.'s by-laws providing for preferred shares.

3.17 Deed of Incorporation (acta constitutiva), including all amendments thereto, and current by-laws (estatutos sociales) of JafraFin, S.A. de C.V.

4.10 Mexican Security Agreement, dated May 20, 2003, among Distribuidora Comercial Jafra, S.A. de C.V., Jafra Cosmetics International S.A. de C.V., Dirsamex, S.A. de C.V., Serviday, S.A. de C.V., JafraFin, S.A. de C.V., Jafra Cosmetics, S.A. de C.V., and Cosmeticos y Fragancias, S.A. de C.V.

Exhibit 3.16



Lic. Armando Galvez Perez Aragon

NOTARIO PUBLICO 103

MEXICO, D.F.



AA15282849

CFB/RVG/JAMM.

--- LIBRO NUMERO TRES MIL CUATROCIENTOS SIETE. - - - - - - - - -

--- ACTA NUMERO NOVENTA Y SIETE MIL OCHOCIENTOS. - - - - -

--- EN MEXICO, DISTRITO FEDERAL, a veinte de mayo del año dos mil tres, Licenciado ARMANDO GALVEZ PEREZ ARAGON, Titular de la Notaría Pública Número Ciento Tres del Distrito Federal, hago constar: -

--- **LA PROTOCOLIZACION DEL ACTA DE ASAMBLEA GENERAL EXTRAORDINARIA DE ACCIONISTAS DE "JAFRA COSMETICS -- INTERNATIONAL", SOCIEDAD ANONIMA DE CAPITAL VARIABLE,** de fecha veinte de mayo del año dos mil tres, que realizo a solicitud del señor ANDRES ALCANTARA MURILLO, en su carácter de Delegado Especial de la misma, al tenor de los siguientes antecedentes y cláusulas: - - - - - - - - - - - - - - - - - -

- - - - - - - - - - **A N T E C E D E N T E S** - - - - - - - - - -

--- **PRIMERO.-** Por escritura número cincuenta y dos mil ochocientos noventa y ocho, de fecha veinticinco de febrero de mil novecientos noventa y ocho, otorgada ante el Licenciado Miguel Alessio Robles, Titular de la Notaría Pública Número Diecinueve del Distrito Federal, cuyo primer testimonio quedó inscrito en el Registro Público de Comercio del Distrito Federal, en el Folio Mercantil número doscientos treinta y tres mil novecientos cuarenta y cuatro, previo permiso otorgado por la Secretaría de Relaciones Exteriores, se constituyó "JAFRA COSMETICS INTERNATIONAL", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, con domicilio en la Ciudad de México, Distrito Federal, duración indefinida, capital social mínimo fijo de CINCUENTA MIL PESOS, MONEDA NACIONAL, representado por cincuenta acciones ordinarias nominativas sin expresión de valor nominal, máximo ilimitado, con cláusula de admisión de extranjeros y teniendo por objeto: --

--- 1.- La compra, venta, manufactura, distribución, comercialización, importación, exportación y almacenamiento de productos para el cuidado de la piel, cosméticos de color, fragancias y cualesquier otros productos para el cuidado personal y cualquier otro producto que la administración de la Sociedad considere necesario o conveniente, así como todas las actividades relacionadas de manera directa o indirecta con dicho objeto. -

--- 2.- Adquirir y disponer por cualquier medio legal de cualquier tipo de acciones, intereses o participaciones en otras sociedades, fideicomisos, negocios o asociaciones, tanto de naturaleza civil como mercantil. - - - - - - - - - - -

--- 3.- Comprar, vender, arrendar, hipotecar o gravar de cualquier forma legalmente permitida, los bienes muebles o inmuebles que se requieran o que sean convenientes para la consecución del objeto social. - - - - - - - - - - - - - - - --

--- 4.- Prestar y pedir prestado dinero con o sin garantía y garantizar las obligaciones de terceros por cualquier medio (incluyendo los medios de garantía personal, fianza, prenda, hipoteca, aval o de otra cualquier forma). - - - - - - - - - --

--- 5.- Adquirir, transferir o disponer por cualquier medio legal de patentes, derechos de patente, invenciones, marcas, nombres comerciales, derechos de autor o de cualquier otro tipo de propiedad intelectual que pueda ser necesaria o conveniente para la consecución del objeto social. - - - - - --

--- 6.- Actuar como agente, comisionista, representante, apoderado o de cualquier otra manera representar a todo tipo de sociedades y personas físicas, tanto dentro como fuera del territorio nacional. --

--- 7.- Recibir y prestar cualquier tipo de servicios relacionados con el objeto social. - - - - - - - - - - - - - --



--- 8.- En general, realizar todo tipo de negocios y actividades que se relacionen de manera directa o indirecta con el objeto social. -

--- De dicha escritura copio en su parte conducente lo que es del tenor literal siguiente: - - - - - - - - - - - - - - - - - - -

- - - - - - "...CAPITAL SOCIAL Y ACCIONES - - - - - - - - - - -

--- SEXTA.- El capital social será variable. La parte mínima fija sin derecho a retiro del capital social será la cantidad de $50,000.00 Pesos (Cincuenta Mil Pesos) íntegramente suscrita y pagada, representada por 50 (cincuenta) acciones ordinarias Serie "B", sin expresión de valor nominal. - - - -

--- El capital variable será ilimitado y estará representado por acciones ordinarias nominativas sin expresión de valor nominal. -

--- Todas las acciones conferirirán los mismos derechos y obligaciones a sus tenedores. El capital social estará representado tanto en su parte mínima fija como en su parte variable, por acciones serie "B" o de libre suscripción, las cuales podrán ser adquiridas tanto por inversionistas mexicanos como extranjeros...". - - - - - - - - - - - - - - - - -

--- EN EL INSTRUMENTO ANTES RELACIONADO CONSTA QUE LAS ASAMBLEAS GENERALES SON EL ORGANO SUPREMO DE LA SOCIEDAD, PUDIENDO SER ESTAS ORDINARIAS O EXTRAORDINARIAS, REGULANDOSE AMBAS POR LOS ESTATUTOS SOCIALES DE LA MISMA Y POR LO NO PREVISTO EN DICHOS ESTATUTOS SOCIALES POR LAS DISPOSICIONES DE LA LEY GENERAL DE SOCIEDADES MERCANTILES EN VIGOR. - - - -

--- **SEGUNDO.**- Por escritura número cincuenta y tres mil doscientos setenta y siete, de fecha treinta de abril de mil novecientos noventa y ocho, otorgada ante el Licenciado Miguel Alessio Robles, Titular de la Notaría Pública Número Diecinueve del Distrito Federal, cuyo primer testimonio quedó inscrito en el Registro Público de Comercio del Distrito Federal, en el Folio Mercantil número doscientos treinta y tres mil novecientos cuarenta y cuatro, se protocolizó el Acta de Asamblea General Extraordinaria de Accionistas de "JAFRA COSMETICS INTERNATIONAL", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, de fecha veinticuatro de abril de mil novecientos noventa y ocho, en la que entre otros asuntos se acordó incluir un nuevo capítulo a los Estatutos Sociales y en consecuencia reformar los mismos. - - - - - - - - - - - - - - -

--- **TERCERO.**- Por escritura número cincuenta y tres mil doscientos ochenta y cinco, de fecha treinta de abril de mil novecientos noventa y ocho, otorgada ante el Licenciado Miguel Alessio Robles, Titular de la Notaría Pública Número Diecinueve del Distrito Federal, cuyo primer testimonio quedó inscrito en el Registro Público de Comercio del Distrito Federal, en los Folios Mercantiles números doscientos treinta y tres mil novecientos cuarenta y cuatro y cuarenta y seis mil novecientos sesenta y dos, se protocolizó el Acta de Asamblea General Extraordinaria de Accionistas de la Sociedad de referencia, de fecha treinta de abril de mil novecientos noventa y ocho, en la que entre otros asuntos se acordó la fusión de "JAFRA COSMETICS INTERNATIONAL", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, como Fusionante, con "GRUPO JAFRA", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, como Fusionada y en consecuencia de dicha Fusión "JAFRA COSMETICS INTERNATIONAL", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, aumentó su capital social en su parte variable hasta la cantidad de DOSCIENTOS NOVENTA MILLONES DOSCIENTOS CUARENTA Y CUATRO MIL SEISCIENTOS SIETE PESOS, CON SETENTA Y SEIS CENTAVOS, Moneda Nacional, mediante la emisión de CIENTO UN acciones de la Serie "B", para llegar a un capital total de DOSCIENTOS NOVENTA MILLONES



DOSCIENTOS NOVENTA Y CUATRO MIL SEISCIENTOS SIETE PESOS, CON SETENTA Y SEIS CENTAVOS, Moneda Nacional, de los que corresponde la cantidad de CINCUENTA MIL PESOS, Moneda Nacional, al capital fijo, representado por cincuenta acciones ordinarias nominativas sin expresión y la cantidad de DOSCIENTOS NOVENTA MILLONES DOSCIENTOS CUARENTA Y CUATRO MIL SEISCIENTOS SIETE PESOS, CON SETENTA Y SEIS CENTAVOS, Moneda Nacional, al capital variable. - - - - - - - - - - - - -

--- **CUARTO.-** Por escritura número cincuenta y cuatro mil seiscientos noventa y nueve, de fecha tres de diciembre de mil novecientos noventa y ocho, otorgada ante el Licenciado Miguel Alessio Robles, Titular de la Notaría Pública Número Diecinueve del Distrito Federal, cuyo primer testimonio quedó inscrito en el Registro Público de Comercio del Distrito Federal, en el Folio Mercantil número doscientos treinta y tres mil novecientos cuarenta y cuatro, se protocolizó el Acta de Asamblea General Extraordinaria de Accionistas de "JAFRA COSMETICS INTERNATIONAL", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, de fecha veintiuno de julio de mil novecientos noventa y ocho, en la que entre otros asuntos se acordó la implementación en los Estatutos Sociales, de un Comité de Auditoría de un Comité Ejecutivo del Consejo de Administración, así como la designación de las personas que integrarán dichos órganos. En consecuencia de lo anterior, se reformó la clausula décimo novena de la escritura constitutiva. -

--- **QUINTO.-** Declara el señor ANDRES ALCANTARA MURILLO, que la sociedad que representa no ha sufrido alguna otra modificación a sus estatutos sociales. - - - - - - - - - - - - --

--- **SEXTO.-** Por escritura número noventa y siete mil setecientos noventa y siete, de fecha diecinueve de mayo del año dos mil tres, otorgada ante mí, cuyo primer testimonio se encuentra pendiente de inscripción, por lo reciente de su otorgamiento, se protocolizó el Acta de Asamblea General Extraordinaria de Accionistas de "JAFRA COSMETICS -- INTERNATIONAL", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, celebrada el día quince de mayo del año dos mil tres, en la cual entre otros asuntos, se formalizó la aprobación del aumento de acciones representativas del capital social, sin que ello implique aumento alguno al mismo mediante la emisión de ciento cincuenta y mil nuevas acciones de Serie "B" para ser canjeadas a los accionistas y sustituir las actuales acciones de tesorería a razón de mil nuevas acciones Serie "B" por cada una de las acciones canceladas actualmente en circulación, y como consecuencia de lo anterior, la reforma a la Cláusula Sexta de los estatutos sociales de la sociedad. -

--- **SEPTIMO.-** Declara el señor ANDRES ALCANTARA MURILLO, que la sociedad que representa no ha sufrido alguna otra modificación a sus estatutos sociales. - - - - - - - - - - - --

--- **OCTAVO.-** Que los señores accionistas de "JAFRA COSMETICS INTERNATIONAL", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, celebraron una Asamblea General Extraordinaria de Accionistas con fecha veinte de mayo del año dos mil tres, de la cual se levantó un acta que obra asentada de la página ciento treinta y cinco frente a la ciento cuarenta y dos vuelta del Libro de Actas de Asamblea de Accionistas de dicha sociedad, que me exhibe el compareciente y de la cual una copia fotostática que concuerda con su original y Yo, el Notario, la agrego al apéndice de esta escritura con la letra "A" y es del tenor literal siguiente: --

- - - - -"ASAMBLEA GENERAL EXTRAORDINARIA DE ACCIONISTAS- - -

- - - - - DE JAFRA COSMETICS INTERNATIONAL, S.A. DE C.V.- - -



- - - - - - - - - - -20 de mayo de 2003- - - - - - - - - - - - --

- - - En la Ciudad de México, Distrito Federal, domicilio social de Jafra Cosmetics International, S.A. de C.V. (la "Sociedad") siendo las 8:00 horas del día 20 de mayo de 2003, se reunieron cada uno de los accionistas de la Sociedad y los representantes de los accionistas que se listan en la lista de asistencia firmada por el Escrutador y el Secretario de esta asamblea, la cual se anexa a la presente acta, con el objeto de celebrar una Asamblea General Extraordinaria de Accionistas de la Sociedad. Estuvo también presente el Sr. José Ernesto Becerril Miró, como invitado especial de los accionistas y el Sr. Mariano Gama Pizarro, representante de Distribuidora Comercial Jafra, S.A. de C.V. - - - - - - - - -

- - - Por decisión unánime de los presentes, presidió la reunión Eugenio López Barrios y Elia Zulema Velázquez Valencia actuó como Secretario de la Asamblea. - - - - - - - --

- - - El Presidente designó como escrutador al Sr. José Ernesto Becerril Miró, quien después de aceptar su cargo procedió a examinar las cartas poder y la lista de asistencia, haciendo constar que se encuentran debidamente representadas las acciones que representan la totalidad del capital social de la Sociedad, que a la fecha de esta asamblea se encuentra distribuido de la siguiente manera: - -

Accionista	Número de acciones Serie B
CDRJ Latin America Holding Company BV	34,000
CDRJ Mexico Holding Company BV	27,000
Latin Cosmetics Holding Company BV	31,000
Southern Cosmetics	

Holding Company BV- - - - - - - - - - - - - - - 29,000- - - - -
Regional Cosmetics --
Holding Company BV- - - - - - - - - - - - - - - 30,000- - - - -
TOTAL:- -151,000- - - - -

- - - En virtud de la certificación de los escrutadores y con fundamento en lo establecido por el Artículo 188 de la Ley General de Sociedades Mercantiles y los estatutos sociales de la Sociedad, el Presidente declaró la asamblea legalmente instalada sin necesidad de previa convocatoria, debido a que se encontraban presentes o debidamente representadas la totalidad de las acciones en circulación de la Sociedad. Después de lo anterior, el Presidente sometió a la consideración de los accionistas el siguiente (así): - - - - --

- - -I. Propuesta, discusión y resoluciones respecto de la reforma de los estatutos de la Sociedad a fin de que contemplen acciones preferentes de voto limitado de la Serie "C". --

- - -II. Propuesta, discusión y resoluciones respecto de la reclasificación de las acciones Serie "B" en circulación de la Sociedad para convertir parte de las mismas en acciones preferentes de voto limitado de la Serie "C". - - - - - - - - -

- - -III. Propuesta, discusión y resoluciones respecto del aumento de la parte variable del capital de la Sociedad en la cantidad de $188,168,760.00 (ciento ochenta y ocho millones ciento sesenta y ocho mil setecientos sesenta pesos 00/100 M.N.) mediante la emisión de 2,015 (dos mil quince) acciones preferentes de voto limitado de la Serie "C". - - - - - - - - -

- - -IV. Propuesta, discusión y resoluciones respecto de la designación de delegados especiales para que lleven a cabo las resoluciones adoptadas por esta asamblea. - - - - - - - - -

- - - Los accionistas, por unanimidad de votos, aprobaron



tanto la declaración del Presidente como el Orden del Día, cuyos puntos procedieron a desahogar en los siguientes términos. -

- - - I. El Presidente propuso a los accionistas la reforma de los estatutos sociales a fin de que contemplen la posibilidad de que la Sociedad emita acciones con un dividendo preferente y con derechos de voto limitados (así). El Presidente distribuyó el proyecto de reforma entre los presentes y explicó los términos y condiciones de dichas acciones. -

- - - Los accionistas después de revisar el proyecto de reforma de estatutos y formular diversas preguntas al Presidente, las cuales fueron contestadas a su satisfacción, adoptaron por unanimidad las siguientes: - - - - - - - - - -

- - - - - - - - - - - - -RESOLUCIONES- - - - - - - - - - - - -

- - - PRIMERA. Se aprueba reformar las Cláusulas Sexta, Octava, Novena, Vigésima Primera, Vigésima Cuarta, Trigésima Primera y Trigésima Segunda de los estatutos sociales de la Sociedad, para quedar dichos artículos redactados de la siguiente forma: -

-- - "SEXTA.El capital social será fijo y variable. La parte mínima fija sin derecho a retiro del capital social es la cantidad de $50,000.00 Pesos (Cincuenta Mil Pesos 00/100 M.N.) representada por 50,000 (cincuenta mil) acciones ordinarias de la Serie "B", sin expresión de valor nominal, íntegramente suscritas y pagadas. - - - - - - - - - - - - - - -

El capital variable es ilimitado y podrá estar representado por acciones ordinarias, nominativas sin expresión de valor nominal de la Serie "B" y/o por acciones de voto limitado con un dividendo preferente, sin expresión de valor nominal de la Serie "C": -

(1) Las acciones ordinarias serán acciones de la Serie "B", podrán representar el capital fijo o variable de la Sociedad, serán de libre suscripción por lo que podrán ser propiedad de accionistas mexicanos o extranjeros (a excepción de gobiernos extranjeros) y otorgarán a sus tenedores derechos plenos de voto en cualquier asunto materia de cualquier Asamblea General Ordinaria o Extraordinaria de Accionistas de la Sociedad. -

(2) Las acciones de voto limitado con un dividendo preferente serán acciones de la Serie "C", podrán representar el capital fijo o variable de la Sociedad, y serán de libre suscripción por lo que podrán ser propiedad de accionistas mexicanos o extranjeros (a excepción de gobiernos extranjeros). Las acciones de la Serie "C" únicamente tendrán derecho de voto respecto de los asuntos que se listan en la Cláusula Novena de éstos estatutos sociales y otorgarán a sus tenedores el derecho de recibir un dividendo preferente acumulativo equivalente a 4.5% anual de la "Preferencia en caso de Liquidación" (según dicho término se define en la Cláusula Novena de éstos estatutos sociales) por acción." "OCTAVA. Los títulos definitivos o certificados provisionales que amparen acciones representativas del capital social de la Sociedad contendrán las menciones a que se refiere el artículo 125 de la Ley General de Sociedades Mercantiles. Asimismo, deberá de transcribirse en los mismos la Cláusula Quinta de estos estatutos sociales y deberán de especificar si representan acciones ordinarias o acciones de voto limitado con dividendo preferente. -

"NOVENA. Cada acción ordinaria dará derecho a un voto en las asambleas de accionistas y otorgará pleno derecho de voto respecto de todos los asuntos que de conformidad con estos



estatutos sociales y la legislación aplicable se sometan a la consideración de la asamblea de accionistas. Todas las acciones representativas del capital social de la Sociedad conferirán los mismos derechos e impondrán las mismas obligaciones a sus tenedores, excepto por lo dispuesto expresamente en estos estatutos sociales. - - - - - - - - - - -

Las acciones de la Serie "C" conferirán a sus tenedores el derecho de votar en Asambleas Generales Extraordinarias de Accionistas única y exclusivamente respecto de los asuntos especificados en los párrafos (2), (3), (5), (6) y (7) de la Cláusula VIGESIMA PRIMERA de estos estatutos sociales. De conformidad con lo establecido en la legislación mexicana, cada acción de la Serie "C" conferirá a sus tenedores un voto únicamente en los asuntos antes mencionados, y, si las acciones de la Serie "C" representan en cualquier momento 25% o más del capital social total en circulación de la Sociedad, tendrán el derecho de designar un miembro del Consejo de Administración de la Sociedad y su respectivo suplente. - - -

En caso de liquidación de la Sociedad, los tenedores de acciones Serie "C" tendrán derecho a recibir conjuntamente, en proporción a su tenencia de acciones Serie"C", antes de que cualquier tenedor de acciones de la Serie "B" reciba cantidad alguna, la cantidad de E.U.A.$136,420,000.00 (ciento treinta y seis millones cuatrocientos veinte mil Dólares de los Estados Unidos de América 00/100) (a la que se le denominará, la "Preferencia en caso de Liquidación") más cualquier prima que se haya pagado, cantidad que deberá de ajustarse apropiadamente para reflejar dividendos en acciones, "splits" accionarios, reclasificación, - -- recapitalización, consolidación o cualquier otro evento similar que afecte a las acciones de la Serie "C", más los dividendos preferentes que se hayan devengado y no se hayan pagado.". -

"VIGESIMA PRIMERA. Las Asambleas de Accionistas serán Ordinarias o Extraordinarias. Las Asambleas Ordinarias de Accionistas se celebrarán por lo menos una vez al año dentro de los primeros cuatro meses siguientes al cierre del ejercicio social. Las Asambleas Extraordinarias de -- Accionistas se celebrarán cuando sea necesario resolver cualquiera de los siguientes asuntos que serán en todo caso materia de una Asamblea Extraordinaria de Accionistas: - - --

(1) cualquier modificación al contrato social; - - - - - - - --

(2) prórroga de la duración de la Sociedad; - - - - - - - - - -

(3) disolución anticipada de la Sociedad, incluyendo cualquier escisión, liquidación del negocio o disposición de todos o substancialmente todos los activos; - - - - - - - - - -

(4) aumento o reducción del capital social; - - - - - - - - - -

(5) cambio en el objeto social de la Sociedad; - - - - - - - --

(6) cambio de nacionalidad de la Sociedad; - - - - - - - - - --

(7) cualquier fusión con otra sociedad; - - - - - - - - - - - -

(8) emisión de acciones preferentes; - - - - - - - - - - - - --

(9) amortización por parte de la Sociedad de su (así) propias acciones y emisión de acciones de goce; - - - - - - - - - - - -

(10) emisión de bonos; y los demás asuntos para los que la ley o estos estatutos sociales exijan un quórum especial."

"VIGESIMA CUARTA. Las Asambleas Extraordinarias de -- Accionistas se considerarán legalmente instaladas en virtud de primera convocatoria, si accionistas tenedores de por lo menos el 75% de todas las acciones de la Serie "B" en circulación de la Sociedad están presentes o debidamente representadas en la asamblea; en el entendido, sin embargo, de que los tenedores de acciones de la Serie "C" tendrán



derecho a estar presentes y votar única y exclusivamente en Asambleas Generales Extraordinarias de Accionistas legalmente instaladas de conformidad con lo dispuesto en ésta Cláusula Vigésima Cuarta que traten los asuntos especificados en los párrafos (2), (3), (5), (6) y (7) de la Cláusula Vigésima Primera de estos estatutos sociales. En el caso de segunda o ulterior convocatoria, las Asambleas Generales - -- Extraordinarias de Accionistas se considerarán legalmente instaladas sí accionistas tenedores de por lo menos el 50% de todas las acciones de la Serie "B" en circulación se encuentran presentes o debidamente representados en la asamblea. Las resoluciones adoptadas por la Asamblea General Extraordinaria de Accionistas legalmente instaladas conforme a lo dispuesto anteriormente, ya sea en virtud de primera o ulterior convocatoria, sólo serán válidas si son aprobadas por el voto favorable de los accionistas que representen por lo menos la mitad del capital social con pleno derecho a voto en circulación de la Sociedad." "TRIGESIMA PRIMERA. Las utilidades netas obtenidas en cada ejercicio social, se aplicaran conforme a lo siguiente: - - - - - - - - - - - - - - --

a) La cantidad que determinen los accionistas deberá separarse para la constitución o reconstitución de la reserva legal, según sea el caso, cuya cantidad no será menor al 5% de las utilidades netas hasta que dicha reserva equivalga a una quinta parte del capital social. - - - - - - - - - - - - - --

b) Se segregará la cantidad necesaria para pagar a los trabajadores y empleado (así) el reparto de utilidades que les corresponda de conformidad con lo dispuesto en la legislación aplicable; y c) El remanente será distribuido conforme lo dispongan los accionistas reunidos en asamblea, en el entendido, sin embargo, que en todo caso los dividendos pagaderos a las acciones de la Serie "C" tendrán preferencia sobre los dividendos pagaderos a las acciones de la Serie "B"

"TRIGESIMA SEGUNDA. La Sociedad será disuelta anticipadamente en los siguientes casos: --

I. Si la realización de su objeto social principal se volviese imposible; -

II. Por resolución de los accionistas debidamente adoptada en una Asamblea General Extraordinaria de Accionistas; - - - - -

III. Si el número de accionistas se reduce a un número menor del mínimo legal; -

IV. En caso de pérdida de las dos terceras partes del capital social, salvo que los accionistas restablezcan o reduzcan el mismo; y V. En cualquier otro caso previsto en la ley. - - --

En caso de disolución, la Sociedad entrará en liquidación, la cual será confiada a un liquidador designado por la misma Asamblea General Extraordinaria de Accionistas que resuelva la disolución. El liquidador podrá o no ser accionista de la Sociedad y recibirá la remuneración aprobada por la Asamblea General Extraordinaria de Accionistas que lo designe. La Asamblea General Extraordinaria de Accionistas establecerá un plazo para la consecución de las tareas del liquidador, así como las reglas generales para la realización de sus funciones. En caso de liquidación, los tenedores de acciones de la Serie "C" tendrán los derechos a que se refiere la Cláusula Novena de estos estatutos sociales." - - - SEGUNDA. Se acompañan a la presente los estatutos sociales completos de la Sociedad ya incorporando las reformas aprobadas en la resolución inmediata anterior. - - - - - - - - - - - - - - - - --

- - - II. En relación con el segundo punto del Orden del Día, el Presidente explicó que resulta conveniente reclasificar las 151,000 acciones de la Serie "B" en circulación de la



Sociedad a fin de que se conviertan parte de dichas acciones comunes en acciones de la Serie "C", sin que se modifique el capital social de la Sociedad. El Presidente sugirió que la conversión se haga de manera que después de dicha reclasificación, el capital social quede distribuido de la siguiente manera: -

Accionista	Acciones Serie "B" Fijo	Acciones Serie "B" Variable	Acciones Serie "C" Fijo	Acciones Serie "C" Variable	Total
CDRJ Latin America Holding Company, B.V.	11,000	20,382		2,618	34,000
CDRJ Mexico Holding Company, B.V.	9,000	15,921		2,079	27,000
Latin Cosmetics Holding Company, B.V.	10,000	18,613		2,387	31,000
Southern Cosmetics Holding Company, B.V.	10,000	16,767		2,233	29,000
Regional Cosmetics Holding Company, B.V.	10,000	17,690		2,310	30,000
Total	50,000	89,373		11,627	151,000

- - -Los accionistas analizaron la propuesta del Presidente, y después de formular diversas preguntas al Presidente, las cuales fueron contestadas a su satisfacción, los accionistas

adoptaron por unanimidad las siguientes: - - - - - - - - - - --
- - - - - - - - - - - - - -RESOLUCIONES- - - - - - - - - - - - --
- - -PRIMERA. Se aprueba la reclasificación de parte de las acciones Serie "B" en circulación de la Sociedad, sin que se modifique el capital social de la Sociedad, para que parte de las acciones Serie "B" en circulación se conviertan en acciones de la Serie "C" por lo que se aprueba la emisión de las acciones Serie "C" que sean necesarias para que el capital social quede distribuido de la siguiente manera: - --

Accionista- Acciones Serie "B"- - Acciones Serie "C".- Total
- - - - - - - Fijo- - - Variable- - Fijo- - - Variable - - - -
CDRJ Latin- --
America - - 11,000- - 20,382- - - - - - - - - - 2,618- -34,000
Holding --
Company, B.V.- -
CDRJ Mexico- 9,000- - 15,921- - - - - - - - - - 2,079- -27,000
Holding --
Company, B.V.- -
Latin --
Cosmetics- -10,000- - 18,613- - - - - - - - - - 2,387- -31,000
Holding --
Company, B.V.- -
Southern -
Cosmetics- -10,000- - 16,767- - - - - - - - - - 2,233- -29,000
Holding --
Company, B.V.- -
Regional -
Cosmetics- - 10,000- -17,690- - - - - - - - - - 2,310- -30,000
Holding --
Company, B.V.- -
Total- - - - 50,000- -89,373- - - - - - - - -11,627- 151,000



- - -SEGUNDA. Se instruye al Secretario del Consejo de Administración que proceda a la emisión de nuevos títulos que amparen las acciones Serie "C" mencionadas y a la emisión de nuevos títulos que reflejen la nueva distribución accionaria aprobada en la resolución inmediata anterior y que se proceda al canje de los títulos actualmente en circulación. - - - - -

- - -III. El Presidente explicó a los presentes que resulta conveniente para la Sociedad aumentar la parte variable del capital social en la cantidad de $188,168,760.00 (ciento ochenta y ocho millones ciento sesenta y ocho mil setecientos sesenta pesos 00/100 M.N.) mediante la emisión de 2,015 (dos mil quince) acciones de la Serie "C". El Presidente continuó explicando que, de ser aprobado el aumento, el capital social variable de la Sociedad ascendería a la cantidad de $478,413,367.76 (cuatrocientos setenta y ocho millones cuatrocientos trece mil trescientos sesenta y siete pesos 76/100 M.N.) representado por 89,373 (ochenta y nueve mil trescientos setenta y tres) acciones de la Serie "B" y 13,642 (trece mil seiscientos cuarenta y dos) acciones de la Serie "C". -

- - - El representante legal de Distribuidora Comercial Jafra, S.A. de C.V. que estuvo presente en la asamblea expresó que era el deseo de esa Sociedad suscribir y pagar dicho aumento en su totalidad, en la medida en que los accionistas actuales renunciaran al derecho de preferencia que les concede el Artículo 182 de la Ley General de Sociedades Mercantiles. -

- - -Los accionistas analizaron la propuesta del Presidente, y después de formular diversas preguntas al Presidente, las cuales fueron contestadas a su satisfacción, los accionistas adoptaron por unanimidad las siguientes: - - - - - - - - - - --

- - - - - - - - - - - -RESOLUCIONES- - - - - - - - - - - - - - -

- - -PRIMERA. Se aprueba el aumento de la parte variable del capital social en la cantidad de $188,168,760.00 (ciento ochenta y ocho millones ciento sesenta y ocho mil setecientos sesenta pesos 00/100 M.N.) mediante la emisión de 2,015 (dos mil quince) acciones de la Serie "C". - - - - - - - - - - - -

- - -SEGUNDA. Se hace constar que la totalidad de los accionistas de la Sociedad, los cuales están presentes o representados en esta asamblea, renuncian en este acto a su derecho de preferencia para suscribir el aumento de capital aprobado en la resolución inmediata anterior; por lo tanto no se requerirá hacer la publicación a que se refiere el Artículo 132 de la Ley General de Sociedades Mercantiles. - -

- - -TERCERA. Distribuidora Comercial Jafra, S.A. de C.V. en este acto suscribe y paga la totalidad de las 2,015 (dos mil quince) acciones de la Serie "C" materia del aumento aprobado en la resolución primera anterior mediante la contribución de $188,168,760.00 (ciento ochenta y ocho millones ciento sesenta y ocho mil setecientos sesenta pesos 00/100 M.N.). Cualquier cantidad que se pague en exceso de dicha cantidad se considerará pagada a título de prima. - - - - - - - - - - --

- - - CUARTA. Se instruye al Secretario del Consejo de Administración que proceda a la emisión de nuevos títulos materia del aumento de capital aprobado en la resolución primera anterior y proceda a su entrega a Distribuidora Comercial Jafra, S.A. de C.V. - - - - - - - - - - - - - - - - -

- - -QUINTA. Como resultado de lo anterior, el capital social quedará distribuido de la siguiente manera: - - - - - - - - -

Accionista- Acciones Serie "B"- - Acciones Serie "C".- Total-
- - - - - - Fijo- - - Variable- - Fijo- - - Variable - - - --
CDRJ Latin- -



America - - 11,000- - 20,382- - - - - - - - - - 2,618- -34,000-
Holding -
Company, B.V.- --
CDRJ Mexico- 9,000- - 15,921- - - - - - - - - - 2,079- -27,000-
Holding -
Company, B.V.- --
Latin -
Cosmetics- -10,000- - 18,613- - - - - - - - - - 2,387- -31,000-
Holding -
Company, B.V.- --
Southern --
Cosmetics- -10,000- - 16,767- - - - - - - - - - 2,233- -29,000-
Holding -
Company, B.V.- --
Regional --
Cosmetics- - 10,000- -17,690- - - - - - - - - - 2,310- -30,000-
Holding -
Company, B.V.- --
Distribuidora- --
Comercial- -- - - - - - - - - - - - - - - - - - - 2,015- - 2,015-
Jafra, S.A. de C.V.- --
Total- - - - 50,000- -89,373- - - - - - - - - -13,642- 153,015-

- - - IV. En relación con el cuarto punto del Orden del Día, el Presidente explicó a los accionistas que sería conveniente designar a delegados especiales de esta asamblea para efectos de que pudieran llevar a cabo cualesquier acto que resulte necesario o conveniente para efectuar las resoluciones adoptadas por esta asamblea. - - - - - - - - - - - - - - - - - --

- - -Los accionistas discutieron la propuesta del Presidente y después de diversas preguntas que fueron contestadas a su satisfacción, los accionistas, por unanimidad de votos adoptaron la siguiente: -

- - - - - - - - - - - - - -RESOLUCION- - - - - - - - - - - - - - -

- - -UNICA. Cada uno de los señores José Ernesto Becerril Miró, Elia Zulema Velázquez Valencia, Mariano Gama Pizarro, Mónica Rosado Reygadas, Andrés Alcántara Murillo, Rodrigo Pérez- Gavilán, Gerardo Mahuad Quijano y Juan Eduardo Trigueros Ordiales o cualesquier persona designada por ellos, es designado como delegado especial para que cualesquiera de ellos, comparezca ante el notario público de su elección a fin de protocolizar total o parcialmente la presente acta, así como para que expidan las copias de la presente acta que les fueren solicitadas. -

- - - El Presidente suspendió la Asamblea, para la redacción de la presente acta, la cual fue leída, y aprobada por todos los que en ella intervinieron y firmada por el Presidente y el Secretario de la asamblea. - - - - - - - - - - - - - - - - -

Rúbrica.- Presidente.- Rúbrica.- Secretario". - - - - - - - - -

--- **NOVENO.-** El señor ANDRES ALCANTARA MURILLO, declara que el texto y las firmas que calzan el acta antes transcrita, son auténticos. -

--- Expuesto lo anterior, el compareciente otorga las siguientes: -

- - - - - - - - - - - - **C L A U S U L A S** - - - - - - - - - - - -

--- **PRIMERA.-** Queda protocolizada para todos los efectos legales a que haya lugar, el Acta de Asamblea General Extraordinaria de Accionistas de "JAFRA COSMETICS -- INTERNATIONAL", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, celebrada el día veinte de mayo del año dos mil tres, transcrita en el antecedente OCTAVO de este instrumento, la cual se da aquí por reproducida como si a la letra se insertase. --



--- **SEGUNDA.**- En virtud de la cláusula anterior quedan protocolizados de entre otros los siguientes acuerdos: - - --

--- La reforma de las cláusulas Sexta, Octava, Novena, Vigésima Primera, Vigésima Cuarta, Trigésima Primera y Trigésima Segunda de los estatutos sociales de la Sociedad, para quedar dichos artículos redactados en los términos del acta que por este instrumento se protocoliza. - - - - - - - - -

- - - **YO EL NOTARIO CERTIFICO:** - - - - - - - - - - - - - - - -

--- I.- Que me identifiqué ante el compareciente con credencial expedida por el Gobierno del Distrito Federal, en donde se me acredita como Notario Público Número Ciento Tres del Distrito Federal. -

--- II.- Que conozco personalmente al compareciente, y la conceptúo capacitada legalmente para la celebración de este acto. -

--- III.- Que el señor ANDRES ALCANTARA MURILLO, manifiesta que su representada se encuentra capacitada legalmente para la celebración de este acto y acredita la personalidad que ostenta, que no le ha sido revocada, ni en forma alguna modificada, con el documento que ha quedado transcrito en el antecedente noveno de este instrumento. - - - - - - - - - - -

--- IV.- Que el señor ANDRES ALCANTARA MURILLO, presentará ante la Administración Local de Recaudación que le corresponde, de la Secretaría de Hacienda y Crédito Público, el aviso a que se refiere la Regla dos punto tres punto dieciséis (2.3.16) de la Resolución Miscelánea Fiscal para el año dos mil tres, en un plazo que no excederá del día treinta y uno de marzo del año dos mil cuatro. - - - - - - - - - - - --

--- V.- Que en términos del artículo treinta y cuatro de la Ley de Inversión Extranjera en vigor, solicité a los accionistas la constancia de inscripción al Registro Nacional de Inversiones Extranjeras de "JAFRA COSMETICS - -- INTERNATIONAL", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, y al no proporcionármela les advertí que procederé a mandar el aviso correspondiente, mismo que Yo, el Notario, agregaré al apéndice de esta escritura con la letra que le corresponda. -

--- VI.- Que el señor ANDRES ALCANTARA MURILLO, en su carácter de Delegado Especial, me manifiesta bajo protesta de decir verdad, que "JAFRA COSMETICS INTERNATIONAL", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, dará aviso al Registro Nacional de Inversiones Extranjeras, de conformidad con lo establecido en el artículo cuarenta y cinco fracción segunda, inciso b) del Reglamento de la Ley de Inversión Extranjera, que por la presente escritura se ha modificado la estructura accionaria del capital social de la indicada sociedad. - - - - - - - - - -

--- VII.- Que por sus generales y advertido de las penas en que incurre quien declara falsamente, el compareciente manifestó ser: --

--- Mexicano por nacimiento, originario de la Ciudad de México, Distrito Federal, lugar donde nació el día diecinueve de diciembre de mil novecientos setenta y ocho, soltero, Abogado, con domicilio en Boulevard Manuel Avila Camacho número veinticuatro, piso veinte, Colonia Lomas de Chapultepec, Delegación Miguel Hidalgo, en esta Ciudad de México, Distrito Federal. -

--- VIII.- Que tuve a la vista los documentos citados en esta escritura. --

--- IX.- Que leída y explicada esta escritura al compareciente y haciéndole saber en el mismo acto el derecho que tiene para leerla por sí mismo, manifestó su conformidad con ella y la firmó el día veinte de mayo del año dos mil tres, mismo momento en que la autorizo.- Doy fe. - - - - - - --



- - - FIRMAS DE LOS SEÑORES: ANDRES ALCANTARA MURILLO. RUBRICA.- ARMANDO GALVEZ PEREZ ARAGON.- RUBRICA.- EL SELLO DE AUTORIZAR. --

- - - ES SEGUNDO TESTIMONIO, SEGUNDO EN SU ORDEN, QUE EXPIDO PARA "JAFRA COSMETICS INTERNATIONAL", SOCIEDAD ANONIMA DE CAPITAL VARIABLE.- COMO CONSTANCIA.- VA EN VEINTITRES PAGINAS Y PROTEGIDAS POR KINEGRAMAS.- MEXICO, DISTRITO FEDERAL, A VEINTE DE MAYO DEL AÑO DOS MIL TRES.- DOY FE. - --

CARLOSB/nqt**



AA15282860


ESTADOS UNIDOS MEXICANOS

NOTARIA 103

LIC. ARMANDO GALVEZ PEREZ ARAGON

TESTIMONIO QUE CONTIENE:



TEXAS No. 26
COL. NAPOLES
C.P. 03810
MEXICO, D.F.

TEL. 56.69.11.14
FAX. 56.82.02.78
E-MAIL: nota103@internet.com.mx





AGPA/mem/AML/JAMM.

LIBRO NUMERO DOS MIL OCHOCIENTOS SETENTA. - - - - - - - -

- - - INSTRUMENTO NUMERO OCHENTA Y DOS MIL VEINTINUEVE. - - -

- - - EN MEXICO, DISTRITO FEDERAL, a treinta de agosto del año dos mil, Licenciado ARMANDO GALVEZ PEREZ ARAGON, Titular de la Notaría Pública Número Ciento Tres del Distrito Federal, hago constar: -

- - - **EL CONTRATO DE SOCIEDAD BAJO LA FORMA DE ANONIMA DE CAPITAL VARIABLE por el que se constituye "JAFRAFIN", en que intervienen "JAFRA COSMETICS INTERNATIONAL", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, representada en este acto por el señor JOSE ERNESTO BECERRIL MIRO, y el señor JOSE EUGENIO LOPEZ BARRIOS, por su propio derecho, como accionistas de la misma**, bajo los siguientes antecedente y estatutos: - - - - -

- - - - - - - - - - **A N T E C E D E N T E** - - - - - - - - - -

- - - **UNICO**.- Los comparecientes me exhiben el permiso número "09038233", expediente número "0009038233", folio número "23238", expedido por la Secretaría de Relaciones Exteriores, el día nueve de agosto del año dos mil, por el que se autorizó se constituyera una SOCIEDAD ANONIMA DE CAPITAL VARIABLE, bajo la denominación de "JAFRAFIN". - - - - - - - - -

- - - Dicho permiso en unión de su declaración general de pago de derechos se agrega al apéndice de esta escritura con la letra "A". -

- - - EXPUESTO LO ANTERIOR, LOS COMPARECIENTES CONVIENEN EN ESTABLECER LOS SIGUIENTES: - - - - - - - - - - - - - - - - - - -

- - - - - - - - - - - **ESTATUTOS SOCIALES DE** - - - - - - - - - -

- - - **"JAFRAFIN", SOCIEDAD ANONIMA DE CAPITAL VARIABLE** - - -

- - - - - - - - - - - - **C L A U S U L A S** - - - - - - - - - - - -

- - - NOMBRE, OBJETO, DOMICILIO, DURACION Y NACIONALIDAD - - -

- - - **PRIMERA**.- La denominación de la Sociedad es "JAFRAFIN", la cual irá seguida por las palabras SOCIEDAD ANONIMA DE CAPITAL VARIABLE o por su abreviatura "S.A. DE C.V.". - - - -

- - - SEGUNDA.- El objeto de la Sociedad es: - - - - - - - - --

- - - 1.- Otorgar toda clase de préstamos, con o sin intereses y con o sin garantía específica, a empleados, distribuidores independientes y cualquier otra persona física que mantenga una relación laboral o comercial con "JAFRA COSMETICS INTERNATIONAL", SOCIEDAD ANONIMA DE CAPITAL VARIABLE o cualquiera de sus subsidiarias o afiliadas. La Sociedad no podrá recibir depósitos a la vista ni realizar actividad alguna de intermediación financiera que está reservada a sociedades que cuenten con la autorización correspondiente de conformidad con la legislación aplicable.-

- - - 2.- Dar y recibir toda clase de garantías reales, personales o mediante fideicomiso, que sean necesarias o convenientes para la consecución del objeto social. - - - - -

- - - 3.- Adquirir y disponer por cualquier medio legal de cualquier tipo de acciones, intereses o participaciones en otras sociedades, fideicomisos, negocios o asociaciones, tanto de naturaleza civil como mercantil. - - - - - - - - - - -

- - - 4.- Comprar, vender, arrendar, hipotecar o gravar de cualquier forma legalmente permitida, los bienes muebles o inmuebles que se requieran o que sean convenientes para la consecución del objeto social. - - - - - - - - - - - - - - - - --

- - - 5.- Adquirir, transferir o disponer de cualquier medio legal de patentes, derechos de patente, invenciones, marcas, nombres comerciales, derechos de autor o de cualquier otro tipo de propiedad intelectual que pueda ser necesaria o conveniente para la consecución del objeto social. - - - - - --

- - - 6.- Actuar como agente, comisionista, representante, apoderado o de cualquier otra manera representar a todo tipo







de sociedades y personas físicas tanto dentro como fuera del territorio nacional. --

- - - 7.- Recibir y prestar cualquier tipo de servicios relacionados con el objeto social. - - - - - - - - - - - - - - --

- - - 8.- Tomar en préstamo con o sin garantía, emitir bonos, valores hipotecarios, obligaciones y cualquiera otros tipos de títulos de crédito, con la intervención de las instituciones señaladas por la Ley. - - - - - - - - - - - - - - -

- - - 9.- La prestación de todo tipo de servicios a todo tipo de personas físicas o morales, comerciantes o no. - - - - - - -

- - - 10.- La prestación de toda clase de servicios técnicos, administrativos o de supervisión a negociaciones comerciales o industriales en México, en el extranjero y recibir tales servicios. --

- - - 11.- Emitir, suscribir, aceptar y negociar en cualquier forma con títulos de crédito. - - - - - - - - - - - - - - - - - - -

- - - 12.- Establecer sucursales, subsidiarias, agencias y oficinas de representación en México y en el extranjero. - --

- - - 13.- Garantizar obligaciones propias y de terceros. - -

- - - 14.- En general realizar todo tipo de negocios y actividades que se relacionen de manera directa o indirecta con el objeto social. -

- - - TERCERA.- El domicilio de la Sociedad es la Ciudad de México, Distrito Federal, mismo que no se considerará modificado aún cuando la Sociedad establezca agencias o sucursales en cualquier otro lugar en México o en el extranjero, o designe domicilios convencionales para la celebración de actos y contratos específicos. - - - - - - - - -

- - - - CUARTA.- La duración de la Sociedad será de NOVENTA Y NUEVE AÑOS, contados a partir de la fecha de firma de esta escritura. --

- - - QUINTA.- Para efectos del artículo catorce del Reglamento de la Ley de Inversión Extranjera y del Registro Nacional de Inversiones Extranjeras, las partes convienen en que esta sociedad se constituya bajo la "cláusula de admisión de extranjeros", por lo que los accionistas extranjeros, actuales o futuros de la Sociedad, se obligan formalmente ante la Secretaría de Relaciones Exteriores a considerarse como nacionales respecto de las acciones o derechos que adquieran dentro de la sociedad, por lo que se entenderá que convienen en no invocar la protección de su Gobierno, bajo la pena en caso contrario de perder en beneficio de la Nación Mexicana, los derechos y bienes que hubiesen adquirido. - - -

- - - - - - - - - - CAPITAL SOCIAL Y ACCIONES - - - - - - - - - -

- - - SEXTA.- El capital social es variable. El capital mínimo fijo es de CINCUENTA MIL PESOS, Moneda Nacional, representado por CINCUENTA ACCIONES ordinarias y nominativas con valor de UN MIL PESOS, Moneda Nacional, cada una. La parte variable del capital no tiene limite y estará representado por acciones ordinarias o preferentes que tendrán las características que determine la Asamblea Extraordinaria de Accionistas que apruebe su emisión. Con la excepción de las series especiales de acciones que sean emitidas por resolución de la Asamblea Extraordinaria de Accionistas, todas las acciones conferirán iguales derechos y obligaciones a sus tenedores. - - - - - - --

- - - SEPTIMA.- Los aumentos o las reducciones del capital



variable podrán realizarse en base a una resolución de la Asamblea General Ordinaria de Accionistas, cuya resolución no requerirá ser protocolizada ni inscrita en el Registro Público de Comercio correspondiente, misma que deberá determinar las condiciones en las que deba realizarse dicho aumento o reducción, tales como los términos de suscripción y pago de las mismas, las características de las acciones que se emitan y cualquier otro asunto relacionado. Dichos aumentos de capital podrán pagarse en dinero o en especie por los accionistas de la sociedad, tal como haya sido acordado por los accionistas de la compañía y resuelto por la asamblea de accionistas que resuelva dicho aumento de capital. - - - -

- - - Por otro lado, los futuros aumentos o reducciones del capital fijo deberán ser acordados por una Asamblea Extraordinaria de Accionistas. - - - - - - - - - - - - - - -

- - - OCTAVA.- Los títulos de acciones y, en su caso, los certificados provisionales, contendrán las menciones a que se refiere el artículo ciento veinticinco de la Ley General de Sociedades Mercantiles. La cláusula quinta de estos estatutos será de igual forma transcrita. - - - - - - - - - - - - - - - - -

- - - NOVENA.- Cada acción representará un voto en las Asambleas de Accionistas; el tenedor de las acciones de la Sociedad tendrá derecho a votar en todos los asuntos sometidos en la asamblea cuando por ley o por estos estatutos tengan derecho a votar; todas las acciones conferirán iguales derechos y obligaciones a sus tenedores. - - - - - - - - - - -

- - - DECIMA.- Los títulos de las acciones contendrán la firma del Administrador Unico o de dos miembros del Consejo de Administración, según el caso. La firma de los Consejeros, si fuese autorizado por el Consejo de Administración, podrá ser facsimilar, sujeto a la condición de que en tal caso los originales de las firmas respectivas serán depositadas en el Registro Público de Comercio correspondiente. - - - - - - - -

- - - A solicitud de cualquier accionista, a cuyo cargo correrán los gastos que deriven de ello, los títulos de las acciones podrán ser intercambiados por diferentes títulos que representen un número diferente de acciones. - - - - - - - - --

- - - DECIMA PRIMERA.- La Sociedad deberá llevar un libro de registro de acciones en el que se inscribirán todas las operaciones de suscripción, adquisición o transferencia, así como cualquier gravamen de que sean objeto las acciones representativas del capital social. - - - - - - - - - - - - - -

- - - La Sociedad considerará como propietario de las acciones nominativas a la persona registrada como tal en el Libro de Registro de Acciones, salvo que el tenedor de una o varias acciones compruebe la adquisición y propiedad de las mismas conforme a título reconocido por la Ley. El Libro se cerrará tres días antes de la fecha asignada para una Asamblea de Accionistas y se abrirá de nuevo el día siguiente en el cual la Asamblea se celebró, o bien, el día que tuvo que haber sido celebrada. -

- - - DECIMA SEGUNDA.- Los aumentos del capital social podrán efectuarse por medio de aportaciones en efectivo o en especie, o por medio de la capitalización de reservas, o cualquier otro excedente. En los casos de aumento de capital social por medio de una nueva aportación de efectivo o en especie, los accionistas tendrán el derecho de preferencia para suscribir y pagar las acciones que serán emitidas, en proporción con su tenencia accionaria al momento de ejercitar dicho derecho de preferencia, dentro de los quince días siguientes a la fecha de publicación del aviso -- correspondiente en el Diario Oficial de la Federación o



calculados a partir de la fecha en que se celebró la asamblea, en el caso de que todas las acciones representativas del capital social de la sociedad hayan estado presentes o representadas en dicha asamblea. - - - - -

- - - Los accionistas podrán renunciar al derecho de preferencia previsto en esta cláusula, siempre y cuando lo manifiesten en la misma Asamblea en que se resuelva el aumento del capital social. - - - - - - - - - - - - - - - - - -

- - - En el caso en que después de la terminación del plazo durante el cual los accionistas hayan tenido el derecho de ejercitar su derecho de preferencia, algunas acciones no hayan sido suscritas, el Administrador Unico o el Consejo de Administración ofrecerá dichas acciones a terceros o las guardará en la tesorería de la Sociedad, en su caso, de conformidad con el acuerdo tomado por la asamblea de accionistas en el que se haya aprobado el aumento de capital.

- - - No se podrán emitir nuevas acciones hasta que las acciones previamente emitidas hayan sido íntegramente suscritas y pagadas. -

- - - La Sociedad llevará un libro de registro de variaciones de capital. -

- - - - - - - - - - - - ADMINISTRACION - - - - - - - - - - - -

- - - DECIMA TERCERA.- La administración de la Sociedad será confiada a un Administrador Unico o a un Consejo de Administración integrado por el número de Consejeros que determine la Asamblea Ordinaria de Accionistas. La Asamblea Ordinaria de Accionistas también podrá designar a Consejeros Suplentes para actuar en el caso de ausencia de los Consejeros Propietarios. -

- - - DECIMA CUARTA.- El Administrador Unico o los miembros del Consejo de Administración en su caso, no necesitan ser accionistas de la Sociedad y, por regla general, durarán en su cargo un año contado a partir de la fecha de su designación pudiendo ser reelectos. En todo caso, permanecerán en su encargo hasta que sus sucesores tomen posesión de sus cargos. -

- - - DECIMA QUINTA.- La Asamblea de Accionistas o el Consejo de Administración en Sesión designarán de entre sus miembros a una persona que actúe como Presidente del Consejo de Administración. También podrá designar un Secretario quien no necesariamente deberá ser Consejero. - - - - - - - - - - - - --

- - - DECIMA SEXTA.- Las sesiones del Consejo de Administración serán celebradas en el domicilio social o en cualquier otro lugar según se determine previamente en la convocatoria respectiva. Las sesiones de Consejo podrán ser llevadas a cabo en cualquier momento, pero al menos una vez al año y serán convocadas por el Presidente o el Secretario del Consejo o por cualesquiera dos Consejeros o por los Comisarios de la Sociedad. La persona o personas que deseen convocar la sesión lo informarán al Secretario del Consejo quien inmediatamente emitirá la convocatoria respectiva. - --

- - - Las convocatorias serán hechas por escrito y enviadas al domicilio de cada miembro del Consejo de Administración o al lugar que designen para tales efectos por télex contraseñado o telegrama o telecopia confirmados, con por lo menos quince días naturales de anticipación a la fecha de la sesión. Las convocatorias especificarán el objeto, la hora, fecha y lugar para la sesión y serán firmadas por el Secretario del Consejo. Sin perjuicio de lo anterior, el requisito de la convocatoria podrá renunciarse por cualquier consejero en relación a cualquier sesión. - - - - - - - - - -

- - - DECIMA SEPTIMA.- Para que las sesiones del Consejo de



Administración puedan celebrarse válidamente, se requerirá la asistencia de por lo menos la mayoría de los Consejeros o sus respectivos suplentes. Las resoluciones del Consejo de Administración serán válidas únicamente si fueron aprobadas por el voto favorable de la mayoría de los miembros del Consejo de Administración presentes. - - - - - - - - - - - - - -

- - - Las resoluciones aprobadas unánimemente por todos los Consejeros fuera de sesión tendrán, para todos los efectos legales, la misma validez que si hubieran sido adoptadas en sesión de consejo, siempre que sean confirmadas por escrito después de que hayan sido tomadas. - - - - - - - - - - - - - - -

- - - El Secretario de la Sociedad transcribirá en el Libro de Sesiones del Consejo de Administración las resoluciones aprobadas fuera de Sesión del Consejo de Administración por unanimidad de los miembros de dicho Consejo, aún y cuando no sea participe de la aprobación de las mismas. Para tal efecto, las resoluciones deberán constar en idioma español, por lo que en caso de que las resoluciones se encuentren redactadas en idioma inglés, se autoriza al Secretario de la Sociedad, aún y cuando no sea perito traductor, a traducir dichas resoluciones, de tal forma que mantengan el contenido de las mismas. En caso de controversia o diferencia de interpretación, la versión en inglés de dichas resoluciones prevalecerá sobre la traducción al español realizada por el Secretario, quien también deberá conservar un expediente al lque se adjunte: a) comunicado original en idioma inglés conteniendo las resoluciones adoptadas, firmada por alguno de los funcionarios facultados por los mismos miembros del Consejo; b) traducción del Secretario de dichas resoluciones; y c) confirmación de todos los miembros del Consejo de Administración aprobando las resoluciones con este último efecto, siendo suficiente que cada consejero confirme su aceptación firmando en original una lista a la que se adjuntará copia de las resoluciones. - - - - - - - - - - - - --

- - - DECIMA OCTAVA.- El Consejo de Administración podrá designar de entre sus miembros, uno o mas delegados para la realización de tareas específicas, con las facultades que le sean expresamente conferidas en cada caso. - - - - - - - - - --

- - - DECIMA NOVENA.- El Administrador Unico o el Consejo de Administración, según sea el caso, tendrán las siguientes facultades: -

- - - a) Poder general para pleitos y cobranzas, con las facultades más amplias permitidas por la ley, en términos del primer párrafo del artículo dos mil quinientos cincuenta y cuatro del Código Civil para el Distrito Federal y los artículos correlatiuvos de cualquier otro código civil de la República Mexicana (el "Código Civil"), con todas las facultades generales y especiales que requieran cláusula especial, incluyendo aquéllas previstas en el artículo dos mil quinientos ochenta y siete del Código Civil, por lo que estarán facultados de una manera enunciativa pero no limitativa para: representar a la Sociedad ante autoridades federales, estatales, municipales, administrativas y -- judiciales, ante la Secretaría del Trabajo y ante las Juntas de Conciliación y Arbitraje y para firmar los documentos que sean necesarios en el ejercicio de sus facultades; para ejercitar toda clase de derechos y acciones ante cualquier autoridad y Juntas de Conciliación y Arbitraje; para someterse a cualquier jurisdicción; para promover y desistirse aún del juicio de amparo; para presentar cargos y querellas penales y para comparecer como parte ofendida y coadyuvar con el Ministerio Público y otorgar perdones; para



transigir, para comprometer en árbitros; para articular y absolver posiciones; para aceptar y liberar toda clase de garantías; para hacer cesión de bienes y para llevar a cabo los demás actos que estén expresamente determinados por la ley. -

- - - b) Poder general para actos de administración en términos del segundo párrafo del artículo dos mil quinientos cincuenta y cuatro del Código Civil entre las que se incluyen las facultades de celebrar, modificar, cumplir y rescindir toda clase de contratos y convenios, obtener préstamos y en general llevar a cabo todos los actos que estén directa o indirectamente relacionados con los objetos sociales. - - - -

- - - c) Poder general para actos de dominio en términos del tercer párrafo del artículo dos mil quinientos cincuenta y cuatro del Código Civil incluyendo facultades para adquirir, transferir la titularidad de, así como gravar mediante prenda, hipoteca o de cualquier otra forma, derechos personales y reales. -

- - - d) Poder para emitir, aceptar, endosar y de cualquier otra manera suscribir títulos de crédito de conformidad con el artículo noveno de la Ley General de Títulos y Operaciones de Crédito. -

- - - e) Poder para conferir y revocar poderes generales y especiales dentro del ámbito de las facultades anteriormente mencionadas. -

- - - f) Establecer sucursales y agencias en cualquier parte ya sea dentro o fuera de los Estados Unidos Mexicanos y cerrar dichas sucursales o agencias. - - - - - - - - - - - - - -

- - - g) Establecer subsidiarias en cualquier parte ya sea dentro o fuera de los Estados Unidos Mexicanos y para liquidar y disolver dichas subsidiarias. - - - - - - - - - - -

- - - h) Designar y remover gerentes, funcionarios y empleados de la Sociedad y determinar sus facultades, deberes y remuneraciones. -

- - - - - - - - - - - ASAMBLEAS DE ACCIONES - - - - - - - - - -

- - - VIGESIMA.- La autoridad suprema de la sociedad es la Asamblea General Ordinaria de Accionistas, la cual podrá por lo tanto adoptar toda clase de acuerdos y ratificar todos los actos y transacciones realizadas por la sociedad. Los acuerdos adoptados por la Asamblea de Accionistas serán implementados por el Administrador Unico o el Consejo de Administración, según sea el caso, o por la persona expresamente designada para tales efectos por la Asamblea de Accionistas. Toda Asamblea de Accionistas se celebrará en el domicilio social, salvo caso fortuito o fuerza mayor. - - - -

- - - VIGESIMA PRIMERA.- Las Asambleas de Accionistas serán Ordinarias o Extraordinarias. Las Asambleas Ordinarias de Accionistas se celebrarán por lo menos una vez al año dentro de los primeros cuatro meses posteriores al cierre del ejercicio social. Las Asambleas Extraordinarias de -- Accionistas tendrán lugar cuando sea necesario resolver cualquiera de los asuntos contenidos en el artículo ciento ochenta y dos de la Ley General de Sociedades Mercantiles. --

- - - VIGESIMA SEGUNDA.- Las Asambleas de Accionistas, ya sean ordinarias o extraordinarias, se celebrarán previa convocatoria del Administrador Unico o el Consejo de Administración, o por cualquiera de los Comisarios en caso de incumplimiento del Administrador Unico o del Consejo de Administración de conformidad con lo establecido en el artículo ciento sesenta y seis, fracción sexta de la Ley General de Sociedades Mercantiles. Las Asambleas se celebrarán también a solicitud de los accionistas en los



términos de los artículos ciento ochenta y cuatro y ciento ochenta y cinco de la Ley General de Sociedades Mercantiles.-

- - - Las convocatorias para las asambleas de accionistas contendrán el lugar, fecha y hora en la cual se celebrará la asamblea, así como la mención de ser la primera o subsecuente convocatoria. Las convocatorias se publicarán en uno de los periódicos de mayor circulación en el domicilio social, con por lo menos quince días naturales anteriores a la fecha fijada para la asamblea. En caso de una segunda convocatoria, se publicará dicha convocatoria por lo menos tres días anteriores a la fecha fijada para la asamblea. Las convocatorias para cualquier Asamblea de Accionistas también deberán ser enviadas por telecopia a cualquier accionista extranjero para asegurar su recepción con por lo menos quince días de anticipación a la fecha de la asamblea. - - - - - -

- - - Los acuerdos unánimemente aprobados por todos los accionistas que no se hayan reunido en una asamblea, tendrán, para todos los efectos legales, los mismos efectos jurídicos que si se hubieran tomado en una asamblea, siempre y cuando sean confirmados por escrito en cualquier momento posterior al cual en que fueron tomados. - - - - - - - - - - - - - - - - --

- - - VIGESIMA TERCERA.- Las Asambleas Ordinarias de Accionistas quedarán legalmente instaladas en la primera convocatoria si los accionistas tenedores de por lo menos el cincuenta por ciento del capital social con derecho a voto de la sociedad se encuentran presentes o debidamente representados en dicha asamblea y, los acuerdos ahí tomados serán válidos únicamente si son aprobados por el voto de la mayoría de los accionistas presentes en dicha asamblea. En el caso de que una Asamblea Ordinaria no se celebre en la fecha programada por la falta de quórum, una segunda convocatoria o una subsecuente convocatoria se realizará con la mención de dicha circunstancia y, en dicho caso, las Asambleas Ordinarias de Accionistas serán consideradas como legalmente instaladas independientemente del número de las acciones presentes o representadas en la asamblea y los acuerdos adoptados serán válidos si son aprobados por el voto favorable de los presentes o representados. - - - - - - - - - -

- - - VIGESIMA CUARTA.- Las Asambleas Extraordinarias de Accionistas quedarán legalmente instaladas en la primera convocatoria si los accionistas tenedores de por lo menos el setenta y cinco por ciento del capital social con derecho a voto de la sociedad están presentes o debidamente representados en dicha asamblea; y en el caso de una segunda o subsecuente convocatoria, la Asamblea Extraordinaria de Accionistas quedará legalmente instalada si por lo menos el cincuenta por ciento de los accionistas tenedores de las acciones representativas del capital social con derecho a voto se encuentran presentes o debidamente representados en cualquier asamblea. Los acuerdos tomados en Asamblea Extraordinaria de Accionistas, ya sea en primera o subsecuentes convocatorias, serán válidas si son aprobadas por el voto favorable de los accionistas que representen, por lo menos, la mitad del capital social con derecho a voto de la sociedad. -

- - - VIGESIMA QUINTA.- Para poder asistir a las asambleas, los accionistas deberán de acreditar su capacidad como tales por medio de su registro en el libro de registro de acciones. Los Accionistas podrán ser representados en las asambleas por un apoderado que cuente con un poder general o especial o por un apoderado designado por medio de carta poder. - - - - - - -

- - - Las asambleas de accionistas serán presididas por el



Administrador Unico o por el Presidente del Consejo de Administración, según sea el caso. En su ausencia, dichas asambleas serán presididas por la persona que designe para tales efectos la mayoría de los asistentes de la asamblea correspondiente. El Secretario del Consejo de Administración actuará como Secretario de la Asamblea de Accionistas y, en su ausencia, la persona designada para tales efectos por los accionistas en la asamblea correspondiente. El Presidente nombrará a uno o dos de los asistentes como escrutadores, los cuales podrán ser o no miembros del Consejo de Administración o accionistas, para que puedan determinar si se ha reunido el quórum legal y para contar los votos emitidos si fuera necesario o solicitado por el Presidente de la asamblea. - --

- - - VIGESIMA SEXTA.- Una vez legalmente instalada la asamblea, si alguno de los puntos del orden del día no ha sido resuelto, dicha asamblea podrá ser pospuesta y continuará el siguiente día hábil, sin necesidad de una nueva convocatoria. -

- - - Las actas de las Asambleas de accionistas serán registradas en el libro de actas que conservará el Secretario, junto con un juego duplicado de las actas, una lista de los accionistas que asistieron a la asamblea, firmada por el escrutador, los poderes, copias de la publicación de la convocatoria, copias de cualquier reporte, cuentas de la sociedad y cualesquier otro documento que haya sido presentado en la asamblea. Cuando las actas de una asamblea no puedan ser registradas en el libro de actas, deberán protocolizarse ante notario público. Las actas de las Asambleas Extraordinarias de Accionistas deberán - -- protocolizarse e inscribirse en el Registro Público de Comercio del domicilio social. Todas las actas de asambleas de accionistas, así como el registro de aquellas no celebradas por falta de quórum, deberán firmarse por el Presidente y el Secretario de la Asamblea, así como por los Comisarios que deberán haber asistido a cualquier asamblea. -

- - - VIGESIMA SEPTIMA.- Cualquier Asamblea Ordinaria o Extraordinaria de Accionistas estará legalmente celebrada sin necesidad de convocatoria previa si todas las acciones representativas del capital social se encuentran presentes al momento de la emisión de los votos. - - - - - - - - - - - - - -

- - - La Asamblea de Accionistas determinará la remuneración, si tal es el caso, a los miembros del Consejo de Administración y a los Comisarios de la Sociedad. - - - - - -

- - - - - - - - - - - - - VIGILANCIA - - - - - - - - - - - - - --

- - - VIGESIMA OCTAVA.- La vigilancia de la Sociedad quedará confiada a uno o mas Comisarios, tal como sea determinado por los Accionistas en una Asamblea Ordinaria. Un Comisario Suplente podrá ser designado por cada Comisario Propietario.-

- - - Los Comisarios, por regla general, ocuparán su cargo durante un año, contado a partir de la fecha de su designación, debiendo continuar en su encargo hasta que sus sucesores tomen posesión de sus cargos. - - - - - - - - - - - -

- - - La remuneración que perciban los Comisarios será determinada por los Accionistas en una Asamblea General. - --

- - - VIGESIMA NOVENA.- Los Comisarios tendrán las facultades y obligaciones contenidas en el artículo ciento sesenta y seis de la Ley General de Sociedades Mercantiles. - - - - - -

- - - - - - - - EJERCICIO SOCIAL Y UTILIDADES - - - - - - - -

- - - TRIGESIMA.- Los ejercicios sociales correrán del primero de enero al treinta y uno de diciembre de cada año, con excepción del primero que correrá a partir de la fecha de firma de esta escritura y concluirá el treinta y uno de

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- - - TRIGESIMA PRIMERA.- Las utilidades netas obtenidas en cada ejercicio social, se aplicarán conforme a lo siguiente:-

- - - a) Dicha cantidad que podrá ser determinada por los accionistas deberá primeramente apartarse para la creación o restablecimiento de la reserva legal, según el caso; dicha suma no será menor al cinco por ciento de las utilidades netas hasta que sea equivalente a una quinta parte del capital social. -

- - - b) La cantidad necesaria para pagar a los trabajadores y empleados, el reparto de utilidades correspondiente conforme a la ley. --

- - - c) El remanente será distribuido conforme a lo dispuesto por los Accionistas en una asamblea especial. - - -

- - - - - - - - - - DISOLUCION Y LIQUIDACION - - - - - - - - -

- - - TRIGESIMA SEGUNDA.- La sociedad será disuelta anticipadamente en caso de: - - - - - - - - - - - - - - - -

- - - I. Si la realización del objeto social se volviese imposible. --

- - - II. Por resolución de los accionistas tomada en una Asamblea Extraordinaria de Accionistas. - - - - - - - - - - - -

- - - III. Si el número de accionistas se reduce a un número menor del mínimo legal. -

- - - IV. En caso de pérdida de dos terceras partes del capital de la sociedad, salvo que los accionistas restablezcan o reduzcan el mismo. - - - - - - - - - - - - - - -

- - - V. En cualquier otro caso previso en la Ley. - - - - - --

- - - En caso de disolución, la sociedad se colocará en liquidación, la cual será confiada a un liquidador designado por la misma Asamblea Extraordinaria que resuelva de la disolución. El liquidador podrá o no ser accionista de la sociedad y tendrá la facultad de recibir la remuneración aprobada por la Asamblea de Accionistas. La Asamblea de Accionistas establecerá un término para la consecución de los encargos de liquidador, así como las reglas generales para la realización de dichas tareas. - - - - - - - - - - - - - - - - -

- - - TRIGESIMA TERCERA.- Durante el proceso de liquidación, las Asambleas de Accionistas se celebrarán de conformidad con los términos establecidos en este instrumento. Los Liquidadores tendrán las facultades conferidas al -- Administrador Unico o al Consejo de Administración, con las limitaciones impuestas por el proceso de liquidación. Los Comisarios deberán realizar las mismas funciones durante el proceso de liquidación que en funcionamiento normal de la sociedad y mantendrán la misma relación con los liquidadores que la mantenida con los Consejeros. - - - - - - - - - - - - -

- - - TRIGESIMA CUARTA.- En todos los asuntos que no estén específicamente mencionados en este instrumento, se aplicarán las disposiciones de la Ley General de Sociedades Mercantiles. --

- - - - - - **P U N T O S T R A N S I T O R I O S** - - - - - -

- - - **PRIMERO**.- Los accionistas aquí reunidos en este acto -- celebran su Primera Asamblea General, tomando los siguientes:

- - - - - - - - - - - A C U E R D O S - - - - - - - - - - - - - -

- - - A.- El capital social de la sociedad es variable, siendo el mínimo fijo de CINCUENTA MIL PESOS, Moneda Nacional, y el variable ilimitado, dividida la parte fija en CINCUENTA acciones ordinarias y nominativas, con valor nominal de UN MIL PESOS, Moneda Nacional, cada una, integramente suscritas y pagadas de la siguiente forma: - - -

- - - ACCIONISTAS - - - - - - - ACCIONES - - - - - VALOR - --

- - - - - - - - - - - - - - - SERIE "A" - SERIE "B" - - - - - - -



"JAFRA COSMETICS INTERNATIONAL", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, REPRESENTADA POR EL SEÑOR JOSE ERNESTO BECERRIL MIRO.-	CUARENTA Y NUEVE	CUARENTA Y NUEVE MIL PESOS, MONEDA NACIONAL.-
SEÑOR JOSE EUGENIO LOPEZ-BARRIOS.-	UNA	UN MIL PESOS, MONEDA NACIONAL.-
T O T A L :	CINCUENTA	CINCUENTA MIL PESOS, MONEDA NACIONAL.-

- - - B.- Confiar la Administración de la Sociedad a un Consejo de Administración, y para tal efecto designan a las siguientes personas con los cargos que se indican, quienes gozarán de las facultades que señala la Cláusula Décima Novena de los Estatutos Sociales. - - - - - - - - - - - - -

- - - - - - - - - - CONSEJO DE ADMINISTRACION - - - - - - - - -

- - - - - - - - - - MIEMBROS PROPIETARIOS - - - - - - - - - - -

- - - JOSE EUGENIO LOPEZ BARRIOS - - -- PRESIDENTE - - - - - --
- - - RALPH S. MASON III - - - - - - - -- VICEPRESIDENTE - - --
- - - LAZARO FORZAN ROVIROSA - - - - - -- TESORERO - - - - - - --
- - - ALBERTO MENA ADAME - - - - - - - -- SECRETARIO - - - - - --
- - - ELIA ZULEMA VELAZQUEZ VALENCIA -- VOCAL - - - - - - - -

- - - - - - - - - - - - MIEMBROS SUPLENTES - - - - - - - - - - --

- - - DANIEL BURKE - - - - - - - - - - - -- SECRETARIO SUPLENTE
- - - MARIA DOLORES SANCHEZ CANO GASCON - VOCAL SUPLENTE - --

- - - C.- Designar como Funcionarios de la Sociedad a las siguientes personas con los cargos que se indican: - - - - - --

DIRECTOR GENERAL EJECUTIVO - RONALD B. CLARK - - - - - - - - --
PRESIDENTE - - - - - - - - - - JOSE EUGENIO LOPEZ BARRIOS - - -

VICEPRESIDENTE EJECUTIVO - - RALPH S. MASON III - - - - - - -
DIRECTOR GENERAL JURIDICO -- DANIEL BURKE - - - - - - - - - -
DIRECTOR DE FINANZAS - - - - LAZARO FORZAN ROVIROSA - - - - -
SECRETARIO - - - - - - - - - ALBERTO MENA ADAME - - - - - - -

- - - Los miembros del Consejo de Administración y Funcionarios de la Sociedad de nacionalidad extranjera quedan advertidos que el ejercicio de su cargo en los Estados Unidos Mexicanos queda supeditado a la previa obtención del permiso migratorio necesario que habrá de expedir la Secretaría de Gobernación. --

- - - D.- Otorgar en favor de los señores RONALD B. CLARK, RALPH S. MASON III, GONZALO RAMOS RUBIO, JOSE EUGENIO LOPEZ BARRIOS y ALBERTO MENA ADAME, los siguientes poderes de la Sociedad para ser ejercitados conjunta, separada o alternativamente, salvo en lo referente a las facultades mencionadas en el inciso c), las cuales deberán ser ejercidas conjuntamente por cuando menos dos apoderados: - - - - - - - --

- - - a).- Poder general para pleitos y cobranzas, con las facultades más amplias permitidas por la Ley, en términos del primer párrafo del artículo dos mil quinientos cincuenta y cuatro del Código Civil para el Distrito Federal y los artículos correlativos de cualquier otro Código Civil de la República Mexicana, con todas las facultades generales y especiales que requieran cláusula especial, incluyendo aquellas previstas en el artículo dos mil quinientos ochenta y siete del Código Civil, por lo que estarán facultados de una manera enunciativa pero no limitativa para: representar a la Sociedad ante autoridades federales, estatales, -- municipales, administrativas y judiciales, ante la Secretaría del Trabajo y ante las Juntas de Conciliación y Arbitraje y para firmar los documentos que sean necesarios en el



ejercicio de sus facultades; para ejercitar toda clase de derechos y acciones ante cualquier autoridad y Juntas de Conciliación y Arbitraje; para someterse a cualquier jurisdicción; para promover y desistirse aún del juicio de amparo; para presentar cargos y querellas y para comparecer como parte ofendida y coadyuvar con el Ministerio Público y otorgar perdones; para transigir, para comprometer en árbitros; para articular y absolver posiciones; para aceptar y liberar toda clase de garantías; para hacer cesión de bienes y para llevar a cabo los demás actos que estén expresamente determinados por la Ley. - - - - - - - - - - - - -

- - - b).- Poder general para actos de administración en términos del segundo párrafo del artículo dos mil quinientos cincuenta y cuatro y demás correlativos del Código Civil entre las que se incluyen de manera enunciativa y no limitativa, las facultades de celebrar, modificar, cumplir y rescindir toda clase de contratos y convenios, obtener préstamos y en general, llevar a cabo todos los actos que estén directa o indirectamente relacionados con los objetos sociales. -

- - - c).- Poder general para actos de dominio, con la amplitud mencionada en el tercer párrafo del artículo dos mil quinientos cincuenta y cuatro del Código Civil para el Distrito Federal y sus correlativos contenidos en los Códigos Civiles de los Estados. Dicho poder será tan amplio como en derecho se requiera para contraer obligaciones en nombre de la Sociedad. Este poder otorga todas las facultades de disposición, incluyendo aquellas que sean necesarias para la constitución de gravámenes, garantías y limitaciones de dominio sobre bienes y derechos de la Sociedad. Las facultades antes otorgadas deberán ser ejercidas --

conjuntamente por cuando menos dos apoderados. - - - - - - - - -
- - - d).- Poder especial para que abran y cancelen en cualquier tipo de cuenta bancaria o de inversión, con facultades para expedir cheques con cargo a dichas cuentas, designar personas para que firmen en las mencionadas cuentas, así como revocar las designaciones que se hagan y, en general para girar, aceptar, endosar, negociar, librar, avalar, certificar y en cualquier otra forma suscribir títulos de crédito en nombre y representación de la Sociedad, en los términos más amplios que establece el artículo noveno de la Ley General de Títulos y Operaciones de Crédito. - - - - - - - -
- - - e).- La realización de actos que involucren las más amplias facultades de administración y dirección por lo que respecta a la planeación, organización, mando y control del personal de "JAFRAFIN", SOCIEDAD ANONIMA DE CAPITAL VARIABLE y, en consecuencia, por ministerio del artículo once de la Ley Federal del Trabajo, habrán de tener el carácter de representantes legales de "JAFRAFIN", SOCIEDAD ANONIMA DE CAPITAL VARIABLE en sus relaciones con los trabajadores; asimismo se les otorgan sin limitación alguna, en su carácter de representantes legales, el poder general de la Sociedad para pleitos y cobranzas, con todas las facultades generales y aún las especiales que de acuerdo con la Ley requieran poder o cláusula especial, en los términos del párrafo primero del artículo dos mil quinientos cincuenta y cuatro del Código Civil para el Distrito Federal y artículos correlativos en los Códigos Civiles de las entidades que integran la Federación. De manera enunciativa y no limitativa, se mencionan entre otras facultades para representar a "JAFRAFIN", SOCIEDAD ANONIMA DE CAPITAL VARIABLE: i) ante toda clase de autoridades administrativas y



judiciales tanto de carácter municipal como estatal y federal, ante el Instituto del Fondo Nacional de la Vivienda para los Trabajadores, el Instituto Mexicano del Seguro Social, inclusive por lo que respecta al Sistema de Ahorro para el Retiro, y ante el Fondo Nacional para el Consumo de los Trabajadores, ii) ante las Juntas de Conciliación y de Conciliación y Arbitraje, tanto locales como federales, y ante las autoridades laborales a que se refiere el artículo quinientos veintitrés de la Ley Federal del Trabajo, iii) en toda clase de procedimientos, incluyendo el de amparo, y iv) compareciendo y actuando de acuerdo con lo dispuesto en los artículo once, seiscientos noventa y dos fracción segunda, ochocientos setenta y seis, setecientos ochenta y seis y demás aplicables de la Ley Federal del Trabajo, en la etapa conciliatoria, y en la articulación y absolución de posiciones, y en toda la secuela de los juicios laborales en que "JAFRAFIN", SOCIEDAD ANONIMA DE CAPITAL VARIABLE sea parte o tercera interesada. - - - - - - - - - - - - - - - -

- - - f).- Poder para conferir y revocar poderes generales y especiales dentro del ámbito de las facultades anteriormente señaladas. -

- - - E.- Designar como Comisarios Propietario y Suplente de la Sociedad a los señores ERNESTO VALENZUELA ESPINOZA y JOSE GONZALEZ SARAVIA, respectivamente. - - - - - - - - - - - - - - -

- - - **SEGUNDO.- Los comparecientes de esta escritura** - - manifiestan: -

- - - A.- Que obra en la caja de la sociedad la suma de CINCUENTA MIL PESOS, Moneda Nacional. - - - - - - - - - - - - -

- - - B.- Que los ejercicios sociales correrán del primero de enero al treinta y uno de diciembre de cada año, con excepción del primero que correrá a partir de la fecha de firma de esta escritura y concluirá el treinta y uno de diciembre del año en curso. - - - - - - - - - - - - - - - - - -

- - - **YO EL NOTARIO CERTIFICO:** - - - - - - - - - - - - - - - -

- - - I.- Que a mi juicio los comparecientes tienen capacidad legal para la celebración de este acto, y se identificaron, como sigue: -

- - - El señor JOSE ERNESTO BECERRIL MIRO, con credencial para votar expedida por el Instituto Federal Electoral con número de folio "012324908", año de registro "1991", Clave de Elector "BCMRER67050709H300", Estado "09", Municipio "010", Localidad "0001", Sección "3176". - - - - - - - - - - - - - - -

- - - El señor JOSE EUGENIO LOPEZ BARRIOS, con credencial para votar expedida por el Instituto Federal Electoral con número de folio "010849949", año de registro "1991", Clave de Elector "LPBREG41060809H600", Estado "09", Municipio "012", Localidad "0001", Sección "3781". - - - - - - - - - - - - - - -

- - - Copia fotostática de dichas identificaciones se agregan al apéndice de esta escritura con la letra "B". - - - - - -

- - - II.- Que el señor JOSE ERNESTO BECERRIL MIRO, en representación de "JAFRA COSMETICS INTERNATIONAL", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, manifiesta que su representada se encuentra capacitada legalmente para la celebración de este acto y acredita la personalidad que ostenta que no le ha sido revocada ni en forma alguna limitada, con la certificación que se agrega al apéndice de esta escritura con la letra "C", de la que otro ejemplar agregaré a los testimonios que de la presente se expidan. - - - - - - - - - - -

- - - IV.- Que en este acto me exhibe: - - - - - - - - - - - - -

- - - "JAFRA COSMETICS INTERNATIONAL", SOCIEDAD ANONIMA DE CAPITAL VARIABLE por conducto de su representante, su Cédula de Identificación Fiscal con número de folio "F1313647",



Clave de Registro Federal de Contribuyentes "JCI980227DD6"; y. -

- - - El señor JOSE EUGENIO LOPEZ BARRIOS su Cédula de Identificación Fiscal con número de folio "A0144533", Clave de Registro Federal de Contribuyentes "LOBE410608T92". - - --

- - - Copia fotostática de dichas cédulas se agrega al apéndice de este instrumento con la letra "D". - - - - - - - - -

- - - V.- Que por sus generales y advertidos de las penas en que incurren quienes declaran falsamente, los comparecientes manifestaron ser: -

- - - El señor JOSE ERNESTO BECERRIL MIRO, mexicano por nacimiento, originario de la Ciudad de México, Distrito Federal, lugar donde nació el día siete de mayo de mil novecientos sesenta y siete, casado, Licenciado en Derecho, con domicilio en Boulevard Adolfo López Mateos número quinientos quince, en la Colonia Tlacopac, Delegación Alvaro Obregón, Código Postal cero mil cuarenta, en esta Ciudad de México, Distrito Federal. - - - - - - - - - - - - - - - - - - -

- - - El señor JOSE EUGENIO LOPEZ BARRIOS, mexicano por nacimiento, originario de la Ciudad de México, Distrito Federal, lugar donde nació el día ocho de junio de mil novecientos cuarenta y uno, casado, Ejecutivo Empresarial, con el mismo domicilio que el anterior compareciente. - - - -

- - - VI.- Que tuve a la vista los documentos citados en esta escritura. -

- - - VII.- Que leída y explicada esta escritura a los comparecientes y haciéndoles saber en el mismo acto el derecho que tienen para leerla por sí mismos, manifestaron su conformidad con ella y la firmaron el día treinta y uno de agosto del año dos mil, por lo que autorizo preventivamente la presente escritura.- Doy fe. - - - - - - - - - - - - - - - - -



\- - - FIRMAS DE LOS SEÑORES: JOSE ERNESTO BECERRIL MIRO. JOSE EUGENIO LOPEZ BARRIOS.- RUBRICAS.- ANTE MI.- ARMANDO GALVEZ PEREZ ARAGON.- RUBRICA.- EL SELLO DE AUTORIZAR. - - --

\- - - - - - - - - - - - NOTA DE AUTORIZACION. - - - - - - - - - -

\- - - AUTORIZO DEFINITIVAMENTE: México, a seis de septiembre del año dos mil.- Doy fe.- ARMANDO GALVEZ PEREZ ARAGON. RUBRICA.- EL SELLO DE AUTORIZAR. - - - - - - - - - - - - - - --

\- - - - - - - - - - - - NOTAS COMPLEMENTARIAS. - - - - - - - - --

\- - - NOTA PRIMERA.- Con esta fecha tuve a la vista la solicitud de Inscripción en el Registro Federal de Contribuyentes, presentada a la Administración Local del Centro del Distrito Federal, y recibida en dicha dependencia el día seis de septiembre del año dos mil, cuya copia fotostática agrego al apéndice de esta escritura con la letra "E".- Doy fe.- México, a seis de septiembre del año dos mil. ARMANDO GALVEZ.- RUBRICA. -

\- - - NOTA SEGUNDA.- Con la letra "F", agrego al apéndice de esta escritura los avisos ordenados por la Ley de Inversión Extranjera.- Doy Fe.- México, Distrito Federal, a seis de septiembre del año dos mil.- ARMANDO GALVEZ.- RUBRICA. - - --

\- - - Para cumplir con lo dispuesto por el artículo dos mil quinientos cincuenta y cuatro del Código Civil vigente en el Distrito Federal, a continuación se transcribe: - - - - - - -

\- - - "ARTICULO 2554.- En todos los poderes generales para pleitos y cobranzas, bastará que se diga que se otorga con todas las facultades generales y las especiales que requieran cláusula especial conforme a la Ley, para que se entiendan conferidos sin limitación alguna. - - - - - - - - - - - - - - -

\- - - En los poderes generales para administrar bienes, bastará expresar que se dan con ese carácter para que el apoderado tenga toda clase de facultades administrativas. - -



- - - En los poderes generales, para ejercer actos de dominio, bastará que se den con ese carácter para que el apoderado tenga toda clase de facultades de dueño, tanto en lo relativo a los bienes, como para hacer toda clase de gestiones, a fin de defenderlos. - - - - - - - - - - - - - - - - -

- - - Cuando se quisieren limitar, en los tres casos antes mencionados, las facultades de los apoderados, se consignarán las limitaciones o los poderes serán especiales. - - - - - - - -

- - - Los notarios insertarán este artículo en los testimonios de los poderes que otorguen". - - - - - - - - - - -

- - - ES SEGUNDO TESTIMONIO, SEGUNDO EN SU ORDEN, QUE EXPIDO PARA "JAFRAFIN", SOCIEDAD ANONIMA DE CAPITAL VARIABLE.- A FIN DE ACREDITAR SU CONSTITUCION.- VA EN VEINTISIETE PAGINAS Y PROTEGIDAS POR KINEGRAMAS.- MEXICO, DISTRITO FEDERAL, A SEIS DE SEPTIEMBRE DEL AÑO DOS MIL.- DOY FE. - - - - - - - - - - - -

OSCAR/FELIPE/mcr**




PEREZ ARAGON

Exhibit 4.10

19

Exhibit 4.10

Lic. José Visoso del Valle
Notario No. 92
del Distrito Federal

-- 77,869--

LIBRO NUMERO OCHOCIENTOS OCHENTA Y SEIS.-----------------------------

INSTRUMENTO NUMERO SETENTA Y SIETE MIL OCHOCIENTOS SESENTA Y NUEVE.-----

FOLIOS NUMEROS DEL CUARENTA Y TRES MIL CIENTO UNO AL CUARENTA Y TRES MIL CIENTO VEINTE. ---

EN LA CIUDAD DE MEXICO, a los veinte días del mes de mayo del año dos mil tres.-----------

JOSE VISOSO DEL VALLE, NOTARIO NUMERO NOVENTA Y DOS DEL DISTRITO FEDERAL Y DEL PATRIMONIO INMUEBLE FEDERAL, HAGO CONSTAR: ---------------

EL CONTRATO DE FIDEICOMISO IRREVOCABLE DE GARANTÍA TRASLATIVO DE DOMINIO, NUMERO "F" DIAGONAL CIENTO TREINTA Y SIETE que celebran **"DISTRIBUIDORA COMERCIAL JAFRA, SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE, ("DCJ"), "JAFRA COSMÉTICS INTERNATIONAL", SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE, ("JCSA"), DIRSAMEX, SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE, ("DIRSAMEX"), DISTRIBUIDORA VENUS, SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE, ("DVSA"), "SERVIDAY", SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE, ("SERVIDAY"), "JAFRAFIN", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, ("JAFRAFIN"), "JAFRA COSMETICS", SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE, ("JAFRA COSMETICS") Y COSMÉTICOS Y FRAGANCIAS, SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE, ("CFSA"), TODAS REPRESENTADAS EN ESTE ACTO POR DON EUGENIO LOPEZ BARRIOS Y DOÑA ELIA ZULEMA VELÁZQUEZ VALENCIA,** designados conjuntamente como **"FIDEICOMITENTES"** y **"FIDEICOMISARIOS"** en segundo lugar (cada uno, un "Fideicomitente" y conjuntamente, los "Fideicomitentes"), quienes designan a **CREDIT SUISSE FIRST BOSTON**, actuando a través de su sucursal en **GRAN CAIMÁN ("CSFB")**, como fideicomisario en primer lugar (el "Fideicomisario"), actuando como agente de garantías (en dicha calidad, el "Agente de Garantías") de los acreditantes bajo el Contrato de Crédito que se describe más adelante; y **BANKBOSTON, SOCIEDAD ANÓNIMA, INSTITUCIÓN DE BANCA MÚLTIPLE, DIVISIÓN FIDUCIARIA, REPRESENTADO EN ESTE ACTO POR SU DELEGADO FIDUCIARIO DON JAIME PALOMINO ÉCHAVE,** como fiduciario (el "Fiduciario"), conforme a los siguientes antecedentes, declaraciones y cláusulas que siguen a la siguiente protesta:---

Yo, el Notario, certifico que protesté a los comparecientes para que se conduzcan con verdad en este acto y les advertí de las penas en que incurre quien declara falsamente al ser interrogado por Notario del Distrito Federal en cumplimiento de las atribuciones establecidas por la Ley, en términos de lo dispuesto por los artículos ciento sesenta y cinco de la Ley del Notariado y trescientos once del Código Penal, ambos para el Distrito Federal, que en lo conducente establecen: -----------------------------

"Artículo 165.- Se aplicará la pena prevista por el artículo 247 del Código Penal al que:-----------------
I.- Interrogado por Notario del Distrito Federal, por el Colegio en cumplimiento de las atribuciones establecidas por esta Ley, o por el Archivo, falte a la verdad; -----------------------------
II.- Hiciere declaraciones falsas ante Notario del Distrito Federal que éste haga constar en un instrumento."
"Artículo 311.---
Quien, al declarar ante autoridad en ejercicio de sus funciones o con motivo de ellas, faltare a la verdad en relación con los hechos que motivan la intervención de ésta, será sancionado con pena de dos a seis años de prisión y de cien a trescientos días multa. ---------------------------------
Si la falsedad en declaración se refiere a las circunstancias o accidentes de los hechos que motivan la

intervención de la autoridad, la pena será de uno a tres años de prisión, y de cincuenta a ciento cincuenta días multa.".--

---ANTECEDENTES---

I. De conformidad con el Contrato de Crédito de fecha veinte de mayo del año dos mil tres (según el mismo sea modificado, ya sea parcial o totalmente o de cualquier otra forma reformado, el "Contrato de Crédito"), celebrado entre Jafra Cosmetics International, Inc. ("ICI") y DCJ, como acreditadas (en dicha calidad, las "Acreditadas"), Jafra Worldwide Holdings (LUX) S.ÀR.L., como garante (la "Controladora"), el Banco Emisor (*Issuing Bank*; como dicho término se define en el Contrato de Crédito; en lo sucesivo, el "Banco Emisor") y los acreditantes parte del mismo de tiempo en tiempo (dichos acreditantes, conjuntamente con el Banco Emisor, los "Acreditantes"), y CSFB, como Agente de Garantías y agente administrativo (en dicha calidad, el "Agente Administrativo"), los Acreditantes convinieron en otorgar a las Acreditadas (i) créditos a plazo por un monto de hasta EU$50,000,000.00 (cincuenta millones de dólares 00/100) moneda de curso legal de los Estados Unidos de América (a dicha moneda se le denominará, "Dólares") (dichos créditos a plazo se denominarán, los "Créditos a Plazo"); (ii) líneas de crédito revolventes por un monto de hasta EU$40,000,000.00 (cuarenta millones de Dólares 00/100) (dichas líneas de crédito revolventes se denominarán, los "Créditos Revolventes"); (iii) créditos puente (*swingline*) por un monto de hasta EU$7,500,000.00 (siete millones quinientos mil Dólares 00/100) (dichos créditos puente se denominarán, los "Créditos Puente" y conjuntamente con los Créditos a Plazo y los Créditos Revolventes, los "Créditos"); y (iv) cartas de crédito por un monto de hasta EU$10,000,000.00 (diez millones de Dólares 00/100) (dichas cartas de crédito se denominarán, las "Cartas de Crédito"), todo ello de conformidad con los términos y sujeto a las condiciones previstas en el Contrato de Crédito.--------

II.- De conformidad con el Contrato de Garantía (*Guarantee Agreement*) de fecha veinte de mayo del año dos mil tres, (según el mismo sea modificado, ya sea parcial o totalmente o de cualquier otra forma reformado, el "Contrato de Garantía"), celebrado entre los Fideicomitentes, como garantes (los Fideicomitentes actuando en dicha calidad, e incluyendo cada subsidiaria de JCSA o DCJ que sea parte del Contrato de Garantía en un futuro, se denominarán conjuntamente como, los "Garantes") y el Agente de Garantías, actuando en dicha calidad y para el beneficio de los Acreditantes, cada uno de los Garantes garantizó, de manera irrevocable, absoluta e incondicional, y se obligó solidariamente con DCJ, respecto del pago puntual y total en su fecha de vencimiento (ya sea en la fecha de vencimiento programada, por vencimiento anticipado o de cualquier otra manera) de todas y cada una de las Obligaciones Garantizadas (como dicho término se define más adelante);--

III.- De conformidad con el Contrato de Crédito, las obligaciones de los Acreditantes de realizar préstamos bajo los Créditos (los "Préstamos") y la obligación del Banco Emisor de emitir Cartas de Crédito de conformidad con el Contrato de Crédito, se encuentran sujetas a diversas condiciones, incluyendo entre otras cosas, a la celebración y firma del presente Contrato por parte de los Fideicomitentes, precisamente en los términos y condiciones previstos en el mismo.--------------------

---DECLARACIONES---

I. Cada Fideicomitente en este acto declara, a través de sus representantes legales y bajo protesta de decir verdad, que:--

a) Es una sociedad anónima de capital variable debidamente constituida y válidamente existente conforme a

Lic. José Visoso del Valle
Notario No. 92
del Distrito Federal

las leyes de los Estados Unidos Mexicanos ("México"), y cuenta con plena capacidad legal y autorizaciones corporativas suficientes para celebrar y cumplir con sus obligaciones bajo el presente Contrato; ----------

b) Es el único y legítimo propietario, y tiene la legítima titularidad sobre, los Bienes Fideicomitidos (como dicho término se define más adelante) propiedad de dicho Fideicomitente, los cuales se encuentran libres de cualesquier Gravámenes (como dicho *término se define más adelante*), opciones o cualquiera de otras limitaciones de dominio o derechos preferentes de cualquier naturaleza, con excepción de los que reportan los certificados de gravámenes adelante relacionados, a favor de **CREDIT SUISSE FIRST BOSTON**; ---

c) ninguna parte de los Bienes Fideicomitidos de dicho Fideicomitente (i) consiste en convenios, contratos, acuerdos u otro tipo de documentos o instrumentos que conforme a sus términos prohíban la cesión, transferencia o prenda de los mismos por parte de dicho Fideicomitente; y/o (ii) se encuentra sujeta a cualquier convenio, contrato, acuerdo u otro tipo de documento o instrumento conforme al cual se prohíba la cesión, transferencia o prenda del mismo por parte de dicho Fideicomitente; ----------

d) el Inventario y el Equipo y Activos Fijos (como dichos términos se definen más adelante) propiedad de dicho Fideicomitente se encuentran asegurados con compañías aseguradoras financieramente sólidas y de conocida reputación, abarcando cobertura contra pérdidas y daños del tipo generalmente asegurados por compañías que se dedican al mismo tipo de negocio o a uno similar, siendo dichos seguros por montos no menores a aquellos montos que dichas otras compañías acostumbran bajo las mismas circunstancias, y dicho Fideicomitente ha pagado todas las primas de seguro vencidas y pagaderas con respecto a dichas coberturas, y dichas primas y coberturas se encuentran en pleno vigor y efecto; ----------

e) de conformidad con lo dispuesto por los artículos trescientos cincuenta y cuatro y cuatrocientos ocho de la Ley (*como dicho término se define más adelante*) los Bienes Fideicomitidos de dicho Fideicomitente comprenden, sin limitación alguna, todos los bienes muebles que utiliza para la realización de sus actividades preponderantes, y, por tanto no se requiere la identificación individual de dichos bienes muebles para efecto de perfeccionar la transmisión de los mismos en favor del Fiduciario de conformidad con lo previsto en el presente Contrato para los Fines del Fideicomiso, salvo por los Bienes Inmuebles y las Acciones de JCSA (como dichos términos se definen más adelante), los cuales se identifican individualmente en el presente Contrato; ----------

f) no requiere autorización o aprobación alguna para celebrar el presente Contrato ni para transmitir, en favor del Fiduciario y para el beneficio del Fideicomisario, los Bienes Fideicomitidos de los cuales es y/o sea titular y propietario conforme del presente Contrato, ni para cumplir o llevar a cabo las obligaciones asumidas por el mismo en los términos del presente Contrato, las cuales son legales, válidas y exigibles en contra de dicho Fideicomitente en los términos del presente Contrato; ----------

g) a esta fecha, no existe y, a su leal saber y entender, después de haber realizado una investigación razonable, no tiene conocimiento de que exista amenaza de que vaya a iniciarse, alguna acción, demanda, reclamación, requerimiento o procedimiento ante cualquier tribunal, agencia gubernamental o árbitro que afecte o pudiere afectar la legalidad, validez o exigibilidad del presente Contrato, o la legítima titularidad de dicho Fideicomitente sobre los Bienes Fideicomitidos propiedad del mismo; ----------

(h) la celebración y el cumplimiento de este Contrato no viola o constituye un incumplimiento bajo (i) cualquier disposición de sus estatutos sociales o de su acta constitutiva, (ii) cualquier contrato, acuerdo, licencia, resolución u orden de la cual dicho Fideicomitente sea parte o a la cual dicho Fideicomitente o cualquiera de sus activos esté sujeto, o (iii) cualquier ley, reglamento, circular, orden o decreto de cualquier dependencia o entidad gubernamental;———————————

(i) es de su pleno conocimiento y está de acuerdo en que el Fiduciario no está familiarizado con el Contrato de Crédito o el Contrato de Garantía, ni se encuentra obligado a conocer los términos de dichos documentos y actuará únicamente de conformidad con instrucciones según se establece en el presente Contrato;———————————

(j) la persona que celebra este Contrato en su nombre y representación tiene poderes y facultades suficientes, así como las autorizaciones corporativas necesarias para celebrar este Contrato en su nombre, y que dichos poderes, facultades y autorizaciones corporativas no han sido modificadas, revocadas o limitadas en forma alguna; y ———————————

(k) es su intención transmitir de manera irrevocable los Bienes Fideicomitidos de los cuales es y/o será titular y propietario en favor del Fiduciario para los Fines del Fideicomiso (como dicho término se define más adelante) de conformidad con lo dispuesto en este Contrato. ———————————

II.- "DVSA, en su calidad de Fideicomitente y además de las declaraciones realizadas por DVSA bajo el inciso I anterior, en este acto declara, a través de sus representantes legales y bajo protesta de decir verdad, que:———————————

a).- Es el único y legítimo propietario de los predios que se describen en los siguientes instrumentos públicos (los "Bienes Inmuebles"): ———————————

1).- Número **veintitrés mil doscientos veintiocho**, de fecha veintiocho de septiembre de mil novecientos noventa y cinco, otorgada ante el Licenciado *CARLOS ALEJANDRO DURAN LOERA, Notario número* Once del Distrito Federal, cuyo primer testimonio quedó inscrito en el Registro Público de la Propiedad del Distrito Federal, en el folio real número nueve millones trescientos cuarenta y siete mil novecientos veinticuatro, con fecha catorce de diciembre de mil novecientos noventa y cinco y que en este acto me exhibe, en el que se hizo constar el contrato de compraventa, por el que **"REDAY", SOCIEDAD ANONIMA DE CAPITAL VARIABLE**, adquirió de **"BIENES RAICES FROTLALPAN", SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE,** en precio de DOS MILLONES SETECIENTOS VEINTIDÓS MIL SEISCIENTOS SETENTA Y UN NUEVOS PESOS, NOVENTA Y NUEVE CENTAVOS, MONEDA NACIONAL, **el lote de terreno número uno de la manzana quinientos ochenta y cinco, de la quincuagésima cuarta región catastral, con frente a la Avenida de las Flores, antes Calzada de Flor de María, Distrito Federal, marcado con el número oficial trescientos noventa de la calle Las Flores, colonia Tlacopac, delegación Villa Alvaro Obregón, Distrito Federal,** con la superficie, medidas y linderos que en el título que se relaciona se describieron como sigue: ———————————

"...SUPERFICIE: MIL DOSCIENTOS CINCUENTA Y UN METROS SETENTA Y TRES CENTÉSIMOS CUADRADOS.- MEDIDAS Y COLINDANCIAS:- AL NOROESTE, en dos tramos de diecinueve metros ochenta centímetros y diecinueve metros, con la Antigua Calzada de Flor de María, hoy Avenida de las Flores;- AL ESTE, en cuarenta y nueve metros cuarenta centímetros, con propiedades que fueron del propio licenciado Angel Martín Pérez, ahora predio catastral número diecinueve de la manzana quinientos ochenta y cinco de la quincuagésima cuarta región;- AL SURESTE, en dieciséis metros sesenta centímetros, con fracción vendida a doña Ana Martínez Ibocra de Del Toro, ahora predio catastral número sesenta y uno de las referidas manzana y región catastral;- AL SUR, en treinta metros sesenta centímetros, con propiedades que fueron del señor Torres, ahora predios catastrales números cincuenta y nueve y sesenta de la referida manzana y región.".———————————

Lic. José Visoso del Valle
Notario No. 92
del Distrito Federal

ii).- Número veintitrés mil doscientos veinticuatro, de fecha veintiocho de septiembre de mil novecientos noventa y cinco, otorgada ante el Licenciado CARLOS ALEJANDRO DURAN LOERA, Notario número Once del Distrito Federal, cuyo primer testimonio quedó inscrito en el Registro Público de la Propiedad del Distrito Federal, en el folio real número seiscientos cincuenta mil seiscientos sesenta y dos, con fecha trece de diciembre de mil novecientos noventa y cinco y que en este acto me exhibe, en el que se hizo constar el contrato de compraventa, por el que **"REDAY", SOCIEDAD ANONIMA DE CAPITAL VARIABLE**, adquirió de **"PROPERIFERICO", SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE**, en precio de SESENTA Y SIETE MILLONES OCHOCIENTOS SETENTA Y OCHO MIL DOSCIENTOS TREINTA Y UN NUEVOS PESOS, NOVENTA Y NUEVE CENTAVOS, MONEDA NACIONAL, **el inmueble marcado con el número oficial quinientos quince del Boulevard Adolfo López Mateos, en la colonia Tlacopac, delegación Villa Alvaro Obregón, Distrito Federal y lote de terreno sobre el cual se encuentra construido identificado como predio formado por las fracciones "A", "B", "C", "D" y porción uno y dos, resultante de la fusión de los lotes de terreno del Fraccionamiento de la Hacienda de Guadalupe en San Angel, Alvaro Obregón, Distrito Federal**, con la superficie, medidas y linderos que en el título que se relaciona se describieron como sigue:————

"....*SUPERFICIE*: NUEVE MIL OCHOCIENTOS NUEVE METROS SESENTA Y OCHO CENTÉSIMOS CUADRADOS.- MEDIDAS Y COLINDANCIAS:- AL ORIENTE, en doscientos doce metros setenta y cinco centésimos, con Boulevard Adolfo López Mateos, Anillo Periférico Sur;- AL SUR, (vértice del terreno) en cuatro metros cincuenta centímetros, con Pancoupé que forman el referido Boulevard Adolfo López Mateos Anillo Periférico Sur y la calle Barranca de Pilares;- AL SUROESTE, en ciento cuarenta y ocho metros, veinte centímetros, con calle Barranca de Pilares;- AL NOROESTE, en veinticuatro metros, con propiedades que son o que fueron de don Octavio Reyna Ruiz y don Pedro Téllez;- AL NORESTE, en veinte metros, con propiedades que son o fueron de don Aurelio Díaz Noriega;- AL NORTE O NOROESTE, en cuarenta y cuatro metros, diez centímetros, con propiedades que son o fueron de don Alejandro Moncada Angeles y don Emilio Rivera;- AL NORESTE, en veintinueve metros setenta centímetros, con propiedades que son o fueron de don Emilio Rivera;- AL NOROESTE, en ciento cuatro metros treinta centímetros, con propiedades que son o fueron de don Emilio Rivera; y AL NORESTE, con lo que se cierra el polígono, en dos metros setenta y cinco centímetros, con propiedad que es o fue de doña Guadalupe Saavedra de Ayala, ahora con frente al Boulevard Adolfo López Mateos Anillo Periférico Sur....".————

iii).- Número veintitrés mil doscientos veinticinco, de fecha veintiocho de septiembre de mil novecientos noventa y cinco, otorgada ante el Licenciado CARLOS ALEJANDRO DURAN LOERA, Notario número Once del Distrito Federal, cuyo primer testimonio quedó inscrito en el Registro Público de la Propiedad del Distrito Federal, en el folio real número seiscientos ochenta y tres mil quinientos diecisiete, con fecha catorce de diciembre de mil novecientos noventa y cinco y que en este acto me exhibe, en el que se hizo constar el contrato de compraventa, por el que **"REDAY", SOCIEDAD ANONIMA DE CAPITAL VARIABLE**, adquirió de **"PROFERROCARRIL", SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE**, en precio de DOS MILLONES CIENTO SETENTA Y CINCO MIL SETECIENTOS TREINTA NUEVOS PESOS NOVENTA Y DOS CENTAVOS MONEDA NACIONAL, **el lote de terreno número dieciocho de la manzana quinientos ochenta y dos, de la quincuagésima cuarta región catastral, marcado con el número oficial quinientos setenta y cuatro de la calle Romulo O'Farril, en la colonia Tlacopac, delegación Villa Alvaro Obregón, Distrito Federal**, con la superficie, medidas y linderos que en el título que se relaciona se describieron como sigue:————

"....*SUPERFICIE*: OCHOCIENTOS NOVENTA Y UN METROS SETENTA Y NUEVE CENTÍMETROS CUADRADOS.- MEDIDAS Y COLINDANCIAS:- AL NORTE, en veinte metros, con

Lic. José Visoso del Valle
Notario No. 92
del Distrito Federal

vía del ferrocarril México-Cuernavaca, hoy calle Ferrocarril de Cuernavaca;- AL ORIENTE, en sesenta y un metros cincuenta centímetros, con porción resultado de la subdivisión de la agrupación referida, hoy predio catastral número diecinueve de la misma manzana y región;- AL SUR, en diez metros, con predio enajenado al señor Carlos López, hoy predio catastral número trece de la misma manzana y región;- AL PONIENTE, en sesenta y cuatro metros cuatro centésimos, con propiedades que son o fueron de la señora Kawage, ahora predios catastrales números treinta y cinco, treinta y tres y diecisiete de la referida manzana y región....". --

iv).- Número veintitrés mil doscientos veintiséis, de fecha veintiocho de septiembre de mil novecientos noventa y cinco, otorgada ante el Licenciado CARLOS ALEJANDRO DURAN LOERA, Notario número Once del Distrito Federal, cuyo primer testimonio quedó inscrito en el Registro Público de la Propiedad del Distrito Federal, en el folio real número seiscientos ochenta y tres mil quinientos dieciocho, con fecha catorce de diciembre de mil novecientos noventa y cinco y que en este acto me exhibe, en el que se hizo constar el contrato de compraventa, por el que **"REDAY", SOCIEDAD ANONIMA DE CAPITAL VARIABLE**, adquirió de **"PROFERROCARRIL", SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE**, en precio de TRES MILLONES DOSCIENTOS CATORCE MIL CIENTO TREINTA NUEVOS PESOS, OCHENTA CENTAVOS, MONEDA NACIONAL, **el lote de terreno número diecinueve de la manzana quinientos ochenta y dos, de la quincuagésima cuarta región catastral, con frente a la calle Ferrocarril de Cuernavaca, marcado con el número oficial quinientos setenta y ocho de la calle Romulo O'Farril, en la colonia Tlacopac, delegación Villa Alvaro Obregón, Distrito Federal,** con la superficie, medidas y linderos que en el título que se relaciona se describieron como sigue:

"....SUPERFICIE: MIL TRESCIENTOS DIECISÉIS METROS CUARENTA Y UN CENTÍMETROS CUADRADOS.- MEDIDAS Y COLINDANCIAS:- AL NORTE, en dos tramos de dieciséis metros trece centímetros y once metros setenta y dos centímetros, con derecho de vía de ferrocarril de Cuernavaca, ahora Calle Ferrocarril de Cuernavaca;- AL ORIENTE, en cincuenta y seis metros dos centímetros, con predio catastral número veinte de la misma manzana y región, resultado de la agrupación y subdivisión referidas;- AL SUR, en veinte metros, con predio catastral número doce de la misma manzana y región, antes propiedades que fueron de la señora Viuda de Peña; AL PONIENTE, en sesenta y un metros cincuenta centímetros, con predio catastral número dieciocho, resultado de la agrupación y subdivisión referidas....".--

v).- Número veintitrés mil doscientos veintisiete, de fecha veintiocho de septiembre de mil novecientos noventa y cinco, otorgada ante el Licenciado CARLOS ALEJANDRO DURAN LOERA, Notario número Once del Distrito Federal, cuyo primer testimonio quedó inscrito en el Registro Público de la Propiedad del Distrito Federal, en el folio real número seiscientos ochenta y tres mil quinientos diecinueve, con fecha treinta de enero de mil novecientos noventa y seis y que en este acto me exhibe, en el que se hizo constar el contrato de compraventa, por el que **"REDAY", SOCIEDAD ANONIMA DE CAPITAL VARIABLE**, adquirió de **"PROFERROCARRIL", SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE**, en precio de UN MILLON NOVECIENTOS CUARENTA MIL TRESCIENTOS NOVENTA Y CUATRO NUEVOS PESOS TREINTA CENTAVOS, MONEDA NACIONAL, **el lote de terreno número veinte de la manzana quinientos ochenta y dos, de la quincuagésima cuarta región catastral, con frente a la calle Ferrocarril de Cuernavaca, colonia Tlacopac, delegación Villa Alvaro Obregón, Distrito Federal, marcado con el número oficial quinientos setenta de la calle Romulo O'Farril, en la colonia Tlacopac, delegación Villa Alvaro Obregón, Distrito Federal,** con la superficie, medidas y linderos que en el título que se relaciona se describieron como sigue:------------------------

"....SUPERFICIE: SETECIENTOS NOVENTA Y CINCO METROS TREINTA Y TRES CENTÍMETROS CUADRADOS.- MEDIDAS Y COLINDANCIAS:- AL NORTE, en veinte metros, con derecho de vía del ferrocarril de Cuernavaca, ahora calle Ferrocarril de Cuernavaca;- AL ORIENTE, en

Lic. José Visoso del Valle
Notario No. 92
del Distrito Federal

cincuenta y dos metros noventa y dos centímetros, con propiedades que fueron de la señora Micaela Arias, hoy predio catastral número veintiuno de la manzana y región;- AL SUR, en once metros cincuenta centímetros, con propiedades que fueron de la señora Viuda de Peña, hoy predio catastral número diez de la misma manzana y región;- AL PONIENTE, en cincuenta y seis metros dos centímetros, con predio resultado de la referida agrupación y subdivisión, ahora predio catastral número diecinueve de las referidas manzana y región".--

b).- Que los inmuebles objeto de la presente operación reporta un crédito por la cantidad de **VEINTICINCO MILLONES DE DOLARES, MONEDA DE CURSO LEGAL DE LOS ESTADOS UNIDOS DE AMERICA**, a favor de **CREDIT SUISSE FIRST BOSTON**. A excepción de lo anterior, no tienen gravámenes ni limitaciones en su dominio, y sobre ellos no aparecen decreto alguno que establezca provisiones, destinos, usos o reservas, lo que se acredita con los certificados de libertad de gravámenes que fueron presentados ante el Director del Registro Público de la Propiedad del Distrito Federal, el día veintisiete de marzo del año dos mil tres, y expedido con fechas veintiocho de marzo del año dos mil tres, los cuales agrego al apéndice de este instrumento bajo las letras "A" uno a "A" cinco.--

c).- Que paga sus contribuciones de predial y de agua, de acuerdo con las boletas que en fotocopia cotejadas por mí con sus originales agrego al apéndice de este instrumento bajo las letras "B" uno y "B" diez y que tienen cubiertas a la fecha las contribuciones relacionadas en el aviso a que se refiere la cláusula vigésima sexta de este instrumento.--

d).- Que la descripción de los predios y la de las construcciones, su superficie, antigüedad aproximada y estado de conservación, son las que aparecen en los avalúos que se agregan al apéndice de este mismo instrumento con las letras "C" uno a "C" cinco.--

e).- Se han obtenido todos los permisos y autorizaciones de cualquiera naturaleza legalmente requeridos en relación con los Bienes Inmuebles, los cuales se encuentran en pleno vigor y efecto, salvo por contribuciones por montos no significativos cuya falta de pago oportuno, o salvo por permisos y autorizaciones cuya falta de obtención, no tiene ni se espera que tenga un efecto adverso de importancia en el valor de los Bienes Inmuebles o en los derechos del Fiduciario y del Fideicomisario bajo el presente Contrato;--

f).- es su intención transmitir de manera irrevocable los Bienes Inmuebles en favor del Fiduciario para los Fines del Fideicomiso de conformidad con lo dispuesto en este Contrato; y--

g).- Los Bienes Inmuebles forman parte integrante de los Bienes Fideicomitidos de DVSA, y todas y cada una de las declaraciones realizadas por DVSA bajo el inciso I anterior, se entenderán realizadas, en la medida que resulten aplicables, respecto de (i) los Bienes Inmuebles; y (ii) la capacidad y facultad de DVSA de transmitir los Bienes Inmuebles en favor del Fiduciario para los Fines del Fideicomiso de conformidad con lo dispuesto en este Contrato.--

III. "JCSA", en su calidad de Fideicomitente y además de las declaraciones realizadas por JCSA bajo el inciso I anterior, en este acto declara, a través de sus representantes legales y bajo protesta de decir verdad, que:--

a).- Es el único y legítimo propietario y tiene la legítima titularidad sobre las acciones representativas del capital social de Dirsamex, DVSA, Serviday, Jafrafin, CPSA y Jafra Cosmetics, las cuales se describen detalladamente en el documento que se adjunta al presente Contrato que agrego al apéndice de este instrumento con la letra "D" (conjuntamente, las "Acciones de JCSA"); ---

b).- Las Acciones de JCSA (i) han sido debida y válidamente emitidas por Dirsamex, DVSA, Serviday, Jafrafin, Jafra Cosmetics, CFSA y Jafra Cosmetics, según sea el caso; y (ii) se encuentran íntegramente suscritas y pagadas por JCSA; ---

c).- Las Acciones de JCSA se encuentran libres de cualesquier Gravámenes, opciones o cualquiera de otras limitaciones de dominio o derechos preferentes de cualquier naturaleza;---

d).- Es su intención transmitir de manera irrevocable las Acciones de JCSA en favor del Fiduciario para los Fines del Fideicomiso de conformidad con lo dispuesto en este Contrato; y ---

e) Las Acciones de JCSA forman parte integrante de los Bienes Fideicomitidos de JCSA, y todas y cada una de las declaraciones realizadas por JCSA bajo el inciso I anterior, se entenderán realizadas, en la medida que resulte aplicable, respecto de (i) las Acciones de JCSA; y (ii) la capacidad y facultad de JCSA de transmitir las Acciones de JCSA en favor del Fiduciario para los Fines del Fideicomiso de conformidad con lo dispuesto en este Contrato. ---

IV.- El Fiduciario en este acto declara que: ---

a).- Es una sociedad anónima debidamente constituida y válidamente existente conforme a las leyes de México, autorizada para operar como una institución de crédito y para prestar servicios fiduciarios; ---

b).- Desea celebrar este Contrato para aceptar su designación como Fiduciario, y llevar a cabo todas y cada una de las acciones necesarias o convenientes para cumplir con los Fines del Fideicomiso (según dicho término se define más adelante) así como para cumplir con sus obligaciones conforme a lo previsto en este Contrato; ---

c).- No requiere autorización o aprobación alguna para celebrar el presente Contrato, ni para cumplir o llevar a cabo las obligaciones asumidas por el mismo en los términos del presente Contrato, las cuales son legales, válidas y exigibles en contra del Fiduciario en los términos del presente Contrato; y---

d).- Sus delegados fiduciarios tienen poderes y facultades suficientes, así como las autorizaciones corporativas necesarias para celebrar este Contrato en su nombre, y que dichos poderes, facultades y autorizaciones corporativas no han sido revocadas o limitadas en forma alguna. ---

EN VIRTUD DE LO ANTERIOR, con base en los Antecedentes y en las Declaraciones contenidas en este Contrato, las cuales constituyen motivo determinante de la voluntad del Fideicomisario para celebrar el Contrato de Crédito, las partes otorgan las siguientes: ---

---C L A U S U L A S---

PRIMERA.- CIERTOS TÉRMINOS DEFINIDOS. ---

(a) Según se emplean en este Contrato, los siguientes términos tendrán los siguientes significados:---

"Acciones de JCSA" tiene el significado que se le atribuye en la Declaración III(a), incluyendo además y sin limitación alguna, cualesquiera otras acciones que, conforme al Contrato de Crédito y el presente Contrato, sean o deban ser transmitidas por JCSA en favor del Fiduciario en el futuro de conformidad con el presente Contrato. ---

"Acreditadas" tiene el significado que se le atribuye en el Antecedente I del presente Contrato. ---

"Acreditantes" tiene el significado que se le atribuye en el Antecedente I del presente Contrato. ---

"Agente de Garantías" tiene el significado que se le atribuye en el proemio del presente Contrato. ---

"Agente Administrativo" tiene el significado que se le atribuye en el Antecedente I del presente Contrato.

"Apoderados de Cobranza" tiene el significado que se le atribuye en el inciso (e), numeral dos, de la Cláusula Décima Segunda. --

"Asamblea" tiene el significado que se le atribuye en el inciso (a) de la Cláusula Séptima. ----------------

"Aviso de Distribución" tiene el significado que se le atribuye en el inciso (b) de la Cláusula Décima Primera. --

"Aviso de Ejercicio de Acciones" tiene el significado que se le atribuye en el inciso (e), numeral 3(B) de la Cláusula Décima Segunda. --

"Aviso de Ejercicio de Bienes Restantes" tiene el significado que se le atribuye en el inciso (e), numeral 4(B) de la Cláusula Décima Segunda. --

"Aviso del Fiduciario" tiene el significado que se le atribuye en el inciso (a) de la Cláusula Décima Segunda. --

"Aviso de Posibles Adquirentes" tiene el significado que se le atribuye en el inciso (e) de la Cláusula Décima Segunda. --

"Banco Emisor" tiene el significado que se le atribuye en el Antecedente I del presente Contrato. ----------

"Bienes Fideicomitidos" significa, respecto de cada Fideicomitente, cualquiera de los siguientes bienes muebles descritos de manera general y transmitidos en propiedad por dicho Fideicomitente en favor del Fiduciario para los Fines del Fideicomiso y para beneficio del Fideicomisario, actuando en su calidad de Agente de Garantías para el beneficio de los Acreditantes, cualquiera que sea su ubicación, existentes a esta fecha o que adquiera o surjan con posterioridad a esta fecha, incluyendo, sin limitación alguna: (a) todas las Cuentas por Cobrar; (b) todo el Inventario; (c) todo el Equipo y Activos Fijos; (d) todos los Intangibles; (e) todos los Instrumentos; y (f) todo el efectivo y todos los productos y/o frutos derivados de cualesquiera y de todos los conceptos anteriormente mencionados, incluyendo, sin limitación alguna, productos obtenidos de los seguros; los cuales, de conformidad con los Artículos trescientos cincuenta y cuatro y cuatrocientos ocho de la Ley, comprenden, sin limitación, todos los bienes muebles utilizados por dicho Fideicomitente para la realización de su actividad preponderante; en el entendido, que respecto de JICSA, el término "Bienes Fideicomitidos" incluirá, además, todas las Acciones de JICSA, así como todas las demás acciones, partes sociales u otras participaciones representativas del capital social de cualquier sociedad o persona, incluyendo fideicomisos, de las que JCSA llegue a ser propietario y/o titular durante la vigencia del presente Contrato. --

"Bienes Inmuebles" tiene el significado que se le atribuye en la Declaración II(a). ----------------------

"Bienes Restantes" tiene el significado que se le atribuye en el inciso (e), numeral cuatro de la Cláusula Décima Segunda. --

"Cartas de Crédito" tiene el significado que se le atribuye en el Antecedente I del presente Contrato. -------

"Caso de Distribución" significa (a) el incumplimiento (i) por parte de DCJ, de cualesquiera de sus obligaciones bajo el Contrato de Crédito que constituya un Caso de Incumplimiento (*Event of Default*; como dicho término se define en el Contrato de Crédito) y que continúe una vez agotados los periodos de gracia, en su caso, contemplados en el Contrato de Crédito; (ii) por parte de cualquier Garante, de cualesquiera de sus obligaciones bajo el Contrato de Garantía, en la medida en que constituya Caso de Incumplimiento (*Event of Default*; como dicho término se define en el Contrato de Crédito) bajo el Contrato de Crédito y/o (iii) por parte de cualquier Fideicomitente, de cualesquiera de sus obligaciones

Lic. José Visoso del Valle
Notario No. 92
del Distrito Federal

bajo el presente Contrato, en la medida en que constituya Caso de Incumplimiento (*Event of Default*; como dicho término se define en el Contrato de Crédito) bajo el Contrato de Crédito; y/o (b) que cualquiera de las declaraciones realizadas por cualquier Fideicomitente bajo el presente Contrato sea falsa, incorrecta o imprecisa en cualquier aspecto de importancia en la fecha en que se haya (o se considere) realizada, en la medida en que constituya Caso de Incumplimiento (*Event of Default*; como dicho término se define en el Contrato de Crédito) bajo el Contrato de Crédito. ---

"CFSA" tiene el significado que se le atribuye en el proemio del presente Contrato. ---

"Contrato de Crédito" tiene el significado que se le atribuye en el Antecedente I del presente Contrato. ---

"Contrato de Garantía" tiene el significado que se le atribuye en el Antecedente II del presente Contrato. ---

"Controladora" tiene el significado que se le atribuye en el Antecedente I del presente Contrato. ---

"Convocatoria de las Acciones" tiene el significado que se le atribuye en el inciso (e), numeral tres (B) de la Cláusula Décima Segunda. ---

"Convocatoria de los Bienes Restantes" tiene el significado que se le atribuye en el inciso (e), numeral cuatro (B) de la Cláusula Décima Segunda. ---

"Créditos" tiene el significado que se le atribuye en el Antecedente I del presente Contrato. ---

"Créditos a Plazo" tiene el significado que se le atribuye en el Antecedente I del presente Contrato. ---

"Créditos Puente" tiene el significado que se le atribuye en el Antecedente I del presente Contrato. ---

"Créditos Revolventes" tiene el significado que se le atribuye en el Antecedente I del presente Contrato. ---

"CSFB" tiene el significado que se le atribuye en el proemio del presente Contrato. ---

"Cuenta del Fideicomiso" significa la cuenta número OCHO DOS CERO UNO NUEVE SEIS CERO, CLABE UNO CERO SIETE UNO OCHO CERO CERO CERO CERO CERO OCHO DOS CERO UNO NUEVE SEIS CERO NUEVE, TITULAR BANK BOSTON, FIDEICOMISO "F" DIAGONAL CIENTO TREINTA Y SIETE, que abre el Fiduciario con BankBoston, Sociedad Anónima, Institución de Banca Múltiple, por instrucciones de los Fideicomitentes y del Fideicomisario, exclusivamente para los efectos previstos en el presente Contrato. ---

"Cuentas por Cobrar" significa e incluye, respecto de cada Fideicomitente, todas las cuentas o instrumentos de dicho Fideicomitente, presentes o futuros, incluyendo, sin limitación alguna, todos los derechos de dicho Fideicomitente al pago de bienes vendidos o rentados, o a ser vendidos o rentados, o por servicios prestados o a ser prestados, cualquiera que sea la forma en que se hayan evidenciado o incurrido, y conjuntamente con todos los bienes que le hayan sido devueltos o que dicho Fideicomitente haya reposeído y todos los libros, registros, cintas de computo, programas, libros de contabilidad derivados de dichas cuentas y/o instrumentos, ya sean actualmente propiedad de dicho Fideicomitente, o que adquiera o surjan con posterioridad a esta fecha. ---

"DCI" tiene el significado que se le atribuye en el proemio del presente Contrato. ---

"Depósito para las Acciones" tiene el significado que se le atribuye en el inciso (e), numeral 3(C) de la Cláusula Décima Segunda. ---

"Depósito para los Bienes Restantes" tiene el significado que se le atribuye en el inciso (e), numeral 4(C) de la Cláusula Décima Segunda. ---

"Derechos de Voto" tiene el significado que se le atribuye en el inciso (a) de la Cláusula Séptima. ---

"Día Hábil" significa cualquier día que no sea sábado, domingo o cualquier otro día en que los bancos comerciales en la Ciudad de Nueva York, Estados Unidos de América y en la Ciudad de México, Distrito Federal, México, estén autorizados o requeridos por ley para permanecer cerrados. ---------------------

"Dirsamex" tiene el significado que se le atribuye en el proemio del presente Contrato. ----------------

"Distribuciones" tiene el significado que se le atribuye en el inciso (c) de la Cláusula Séptima. -----------

"Dólares" tiene el significado que se le atribuye en el Antecedente I del presente Contrato. --------------

"DVSA" tiene el significado que se le atribuye en el proemio del presente Contrato. --------------------

"Equipo y Activos Fijos" significa, respecto de cada Fideicomitente, todo el equipo, los activos fijos y mejoras de dicho Fideicomitente, ya sean actualmente de su propiedad o que en lo futuro adquiera, cualquiera que sea su lugar de ubicación, incluyendo, sin limitación alguna, toda la maquinaria, muebles, mobiliario, mejoras de arrendamiento, equipo de cómputo, libros, registros, vehículos motorizados, camiones, inventario circulante, troqueles, moldes y herramientas utilizadas o útiles en la operación de negocios de dicho Fideicomitente. --

"Fideicomisario" tiene el significado que se le atribuye en el proemio del presente Contrato. -----------

"Fideicomitentes" tiene el significado que se le atribuye en el proemio del presente Contrato. -----------

"Fiduciario" tiene el significado que se le atribuye en el proemio del presente Contrato. -----------------

"Fines del Fideicomiso" tiene el significado que se le atribuye en la Cláusula Cuarta. -------------------

"Garantes" tiene el significado que se le atribuye en el Antecedente II del presente Contrato. ------------

"Gravamen" significa, en relación con cualquier bien o activo, cualquier hipoteca, gravamen, prenda, carga o cualquier otra garantía o cualquier acuerdo de preferencia sobre dicho bien o activo que tenga el efecto práctico de crear una garantía o gravamen sobre dicho bien o activo. ---------------------------

"Impuestos del Patrimonio del Fideicomiso" tiene el significado que se le atribuye en el inciso (c) de la Cláusula Novena. --

"Instrucción de Continuación" tiene el significado que se le atribuye en el inciso (d) de la Cláusula Décima Segunda. --

"Instrucción de Suspensión" tiene el significado que se le atribuye en el inciso (d) de la Cláusula Décima Segunda. --

"Instrumentos" significa, respecto de cada Fideicomitente, todos los títulos valor, títulos de crédito, valores, títulos de propiedad, cuentas de valores, contratos con respecto a bienes muebles, productos y cuentas de bienes muebles, incluyendo, sin limitación alguna, instrumentos, y cartas de crédito que evidencien, representen, surjan de o existan con respecto a, relacionadas con, garanticen o soporten el pago de, cualesquiera de las Cuentas por Cobrar, ya sean actualmente propiedad de dicho Fideicomitente o que adquiera con posterioridad a esta fecha o en las que dicho Fideicomitente actualmente o en el futuro tenga o adquiera cualesquier derechos. --

"Intangibles" significa, respecto de cada Fideicomitente, de manera general todos los intangibles propiedad de dicho Fideicomitente, actualmente en existencia o que en lo futuro adquiera o surjan, incluyendo, sin limitación alguna, derechos fideicomisarios, todas las marcas, regalías, reembolsos de impuestos, derechos a reembolsos de impuestos, patentes, nombres comerciales, marcas de servicios, derechos de propiedad intelectual, heliografías, planos, diseños, secretos industriales, planes, diagramas, esquemas y materiales de ensamblaje y muestras relacionadas, dominios, las listas de clientes, los libros y registros, software y programas de computación, y cualesquiera y todos los derechos detentados por dicho Fideicomitente y la negociación mercantil de dicho Fideicomitente en relación con lo anterior. ——————————

"Inventario" significa, respecto de cada Fideicomitente, todo el inventario de dicho Fideicomitente, ya sea actualmente de su propiedad o que en lo futuro adquiera, cualquiera que sea su ubicación, incluyendo, sin limitación alguna, todos los bienes que dicho Fideicomitente detente para su venta o arrendamiento o que hayan sido suministrados o a ser suministrados conforme a contratos de servicios o de cualquier otra naturaleza similar o análoga, todos los bienes que detente para su muestra o demostración, bienes en renta o consignación, refacciones, repuestos, bienes reposeídos, toda la materia prima, bienes terminados y en proceso de terminación y partes utilizadas o consumidas por dicho Fideicomitente en sus negocios, conjuntamente con todos los documentos de propiedad, recibos de bodegas, bonos de prenda, conocimientos de embarque u órdenes para la entrega de todo o cualquier parte de los conceptos anteriormente mencionados. ——————————

"Jafra Cosmetics" tiene el significado que se le atribuye en el proemio del presente Contrato. ——————

"Jafrafin" tiene el significado que se le atribuye en el proemio del presente Contrato. ——————

"JCI" tiene el significado que se le atribuye en el Antecedente I del presente Contrato. ——————

"JCSA" tiene el significado que se le atribuye en el proemio del presente Contrato. ——————

"Ley" significa la Ley General de Títulos y Operaciones de Crédito, según la misma sea modificada y/o adicionada de tiempo en tiempo. ——————————

"Mejor Postor de las Acciones" tiene el significado que se le atribuye en el inciso (e), numeral 3(C) de la Cláusula Décima Segunda. ——————————

"Mejor Postor de los Bienes Restantes" tiene el significado que se le atribuye en el inciso (e), numeral cuatro (C) de la Cláusula Décima Segunda. ——————————

"México" tiene el significado que se le atribuye en la Declaración I(a). ——————————

"Notificación de Cumplimiento" tiene el significado que se le atribuye en el inciso (b) de la Cláusula Décima Segunda. ——————————

"Notificación de Terminación" tiene el significado que se le atribuye en la Cláusula Quinta. ——————

"Obligaciones Garantizadas" significa conjunta o separadamente, según el contexto lo requiera, (i) todas y cada una de las obligaciones de cualquier naturaleza a cargo de los Fideicomitentes, en su calidad de Garantes, conforme al Contrato de Garantía; (ii) todas y cada una de las obligaciones de cualquier naturaleza a cargo de DCJ conforme al Contrato de Crédito y cualquier otro contrato, documento o instrumento relacionado con el mismo; y (iii) todas y cada una de las obligaciones de cualquier naturaleza a cargo de los Fideicomitentes conforme a este Contrato. ——————————

"Patrimonio del Fideicomiso" significa, conjuntamente, los Bienes Fideicomitidos, presentes y futuros, de cada Fideicomitente, y cualesquiera otros bienes de cualquier naturaleza transmitidos o que deban ser transmitidos en el futuro al Fiduciario de conformidad con este Contrato. ——————————

"Pesos" significa la moneda de curso legal de México. ——————————

"Plazo Perentorio" tiene el significado que se le atribuye en el inciso (b) de la Cláusula Décima Segunda. --

"Posibles Adquirentes" tiene el significado que se le atribuye en el inciso (e) de la Cláusula Décima Segunda. ——————————

"Precio Base de Acciones" tiene el significado que se le atribuye en el inciso (e), numeral tres (A) de la Cláusula Décima Segunda. ——————————

Lic. José Visoso del Valle
Notario No. 92
del Distrito Federal

"Precio Base de Bienes Restantes" tiene el significado que se le atribuye en el inciso (e), numeral cuatro (A) de la Cláusula Décima Segunda.--

"Préstamos" tiene el significado que se le atribuye en el Antecedente tres romano del presente Contrato.---

"Saldo Insoluto" tiene el significado que se le atribuye en el inciso (e), numeral tres(B) o cuatro(B), según corresponda, de la Cláusula Décima Segunda.--

"Servida" tiene el significado que se le atribuye en el proemio del presente Contrato.-----------------

"Sociedades Emisoras" significa Dirsamex, DVSA, Servidsy, Jafrafin, CFSA, Jafra Cosmetics, como sociedades emisoras de las Acciones de JCSA, según corresponda, incluyendo asimismo cualquier otra sociedad o persona, incluyendo fideicomisos, respecto de las cuales JCSA sea y/o llegue a ser propietario y titular de acciones, partes sociales u otras participaciones representativas del capital social y/o patrimonio de dicha sociedad o persona, durante la vigencia del presente Contrato.------------------------------

b).- Interpretación de Términos Definidos. Los términos definidos en esta Cláusula Primera aplicarán tanto a la forma singular como al plural de dichos términos. Cuando el contexto así lo requiera, cualquier proncombre incluirá la forma masculina; femenina o neutral correspondiente. Salvo que expresamente se establezca lo contrario, todas las referencias a números o letras de Cláusulas, secciones, incisos o sub-incisos se refieren a Cláusulas, secciones, incisos o sub-incisos de este Contrato, y todas las referencias a los Anexos se refieren a Anexos adjuntos e incorporados por referencia al presente Contrato. Se entenderá que palabras (i) "en el presente", "del presente", "conforme al presente" "más adelante en el presente" y palabras de significado similar hacen referencia a este Contrato en su conjunto y no a alguna Cláusula, sección, inciso o sub-inciso en particular del Contrato; (ii) "incluyen", "incluye" e "incluyendo" van seguidas de la frase "sin limitación alguna", salvo que se establezca expresamente lo contrario; y (iii) "activo", "bien" y/o "propiedad" tienen el mismo significado y efecto y que se refieren a todos y cada uno de los activos, bienes y propiedades, tangibles e intangibles, incluyendo efectivo, acciones y/o participaciones representativas del capital social de cualquier sociedad o persona, valores, ingresos, cuentas, derechos de arrendamiento y contractuales.--

Asimismo, se considerará que cualquier referencia a (i) cualquier contrato, convenio o instrumento incluye la referencia a dicho contrato, convenio o instrumento según el mismo sea modificado ya sea total o parcialmente o de cualquier otra forma reformado de tiempo en tiempo, y (ii) cualquier ley o reglamento incluye las reformas a los mismos de tiempo en tiempo o a cualquier ley o reglamento que los sustituya.---

SEGUNDA.- CONSTITUCIÓN DEL FIDEICOMISO Y NOMBRAMIENTO DE FIDUCIARIO.----

A efecto de garantizar irrevocablemente el puntual y debido cumplimiento de todas y cada una de las Obligaciones Garantizadas, los Fideicomitentes en este acto trasmiten, de manera irrevocable, la propiedad y titularidad de la totalidad de sus respectivos Bienes Fideicomitidos (presentes y futuros) en favor del Fiduciario para los Fines del Fideicomiso, con todo cuanto de hecho y por derecho les corresponda, libres de todo Gravamen y sin reserva ni limitación de dominio alguna, de conformidad con lo establecido en los artículos setecientos cincuenta, setecientos cincuenta y dos, setecientos cincuenta y tres, setecientos cincuenta y cuatro y dos mil doscientos noventa y demás aplicables del Código Civil Federal y artículos correlativos de los Códigos Civiles de las entidades federativas de México y del Distrito Federal.----------

A efecto de perfeccionar la transmisión en propiedad de las Acciones de JCSA en favor del Fiduciario, JCSA en este acto entrega al Fiduciario (i) los títulos que amparan las Acciones de JCSA, debidamente endosados en propiedad en favor del Fiduciario; (ii) una copia del asiento realizado en el libro de registro de acciones de Dirsamex, DVSA, Serviday, Jafrafin, Jafra Cosmetics, CFSA y Jafra Cosmetics, debidamente certificado por el Secretario del Consejo de Administración de dichas Sociedades Emisoras (en términos del formato que se adjunta al presente Contrato) que agrego al apéndice de este instrumento con la letra "E", mediante el cual certifica que, en esta fecha, la transmisión de las Acciones de JCSA correspondientes en favor del Fiduciario en los términos del presente Contrato ha sido debidamente registrada en el libro de registro de acciones de cada una de dichas Sociedades Emisoras. ————

El Fiduciario en este acto; (i) acepta su nombramiento como fiduciario del presente Contrato y se obliga a cumplir fielmente con los Fines del Fideicomiso y todas las obligaciones asumidas por éste en los términos del presente Contrato, y (ii) reconoce y acepta la titularidad del Patrimonio del Fideicomiso para beneficio del Fideicomisario, y conviene en detentar dicha titularidad para los Fines del Fideicomiso. El Fiduciario está autorizado por el presente para tomar todas y cualesquiera acciones que sean necesarias para llevar a cabo los Fines del Fideicomiso, conforme a lo establecido en este Contrato, y conviene en no tomar u omitir tomar acciones que puedan impedir el cumplimiento de los Fines del Fideicomiso. ————

TERCERA.- PARTES DEL FIDEICOMISO. LAS PARTES DE ESTE CONTRATO SON: ————

Fideicomitentes y Fideicomisarios en Segundo Lugar:————

i).- Jafra Cosmetics International, Sociedad Anónima de Capital Variable, respecto de los Bienes Fideicomitidos de JCSA, incluyendo, sin limitación alguna, las Acciones de JCSA; ————

(ii) Dirsamex, Sociedad Anónima de Capital Variable, respecto de los Bienes Fideicomitidos de Dirsamex; ————

(iii) Distribuidora Venus, Sociedad Anónima de Capital Variable, respecto de los Bienes Fideicomitidos de DVSA, incluyendo, sin limitación, los Bienes Inmuebles; ————

(iv) Serviday, Sociedad Anónima de Capital Variable, respecto de los Bienes Fideicomitidos de Serviday;

(v) Jafrafin, Sociedad Anónima de Capital Variable, respecto de los Bienes Fideicomitidos de Jafrafin; —

(vi) Jafra Cosmetics, Sociedad Anónima de Capital Variable, respecto de los Bienes Fideicomitidos de Jafra Cosmetics;————

Cosméticos y Fragancias, Sociedad Anónima de Capital Variable, respecto de los Bienes Fideicomitidos de CFSA; y————

Distribuidora Comercial Jafra, Sociedad Anónima de Capital Variable, respecto de los Bienes Fideicomitidos de DCJ. ————

Fiduciario: BankBoston, Sociedad Anónima, Institución de Banca Múltiple, División Fiduciaria. ————

Fideicomisario————

En Primer Lugar: Credit Suisse First Boston, sucursal Gran Caimán. ————

Cuarta.- Fines del Fideicomiso. Los fines del presente Contrato (los "Fines del Fideicomiso") son garantizar el puntual y debido cumplimiento y pago de todas y cada una de las Obligaciones Garantizadas en beneficio del Fideicomisario. Para tales efectos el Fiduciario deberá: ————

a).- Ser el legítimo y único propietario y titular del Patrimonio del Fideicomiso (según el mismo pueda disminuirse o incrementarse, de tiempo en tiempo, conforme a los términos previstos en este Contrato) libre de todo Gravamen y sin reserva o limitación de domino alguna, durante la vigencia de este Contrato, y en todo caso, hasta el puntual y debido cumplimiento de todas y cada una de las Obligaciones

Garantizadas, y hasta que el Fideicomisario haya entregado una Notificación de Terminación al Fiduciario;

b).- Llevar a cabo el procedimiento de distribución previsto en la Cláusula Décima Segunda, cuando el Fiduciario reciba un Aviso de Distribución del Fideicomisario, y de conformidad con las instrucciones previas y por escrito del Fideicomisario, en los términos descritos en la Cláusula Décima Segunda; --------

c).- Ante la recepción de la Notificación de Terminación, revertir la propiedad del Patrimonio del Fideicomiso a los Fideicomitentes correspondientes, única y exclusivamente de conformidad con las instrucciones previas y por escrito del Fideicomisario contenidas en dicha Notificación de Terminación, en los términos descritos en la Cláusula Quinta; --------

d) Entregar (i) al Fideicomisario cualquier información o documentación recibida por el Fiduciario de cualquiera de los Fideicomitentes dentro de los 2 (dos) Días Hábiles siguientes a su recepción por parte del Fiduciario; y (ii) a los Fideicomitentes cualquier información o documentación recibida por el Fiduciario del Fideicomisario dentro de los 2 (dos) Días Hábiles siguientes a su recepción por parte del Fiduciario, en ambos casos, salvo que se establezca otro plazo en el presente Contrato; --------

e).- Abrir y mantener la Cuenta del Fideicomiso para los efectos previsto en el presente Contrato; --------

f).- entregar al Fideicomisario y a los Fideicomitentes, dentro de los 5 (cinco) días naturales siguientes a la terminación de cada mes calendario, un estado de cuenta en relación con el Patrimonio del Fideicomiso; en el entendido, sin embargo, que el Fiduciario entregará cualquier reporte o información con respecto al Patrimonio del Fideicomiso que le soliciten las partes a más tardar 3 (tres) Días Hábiles siguientes a la fecha en que el Fiduciario reciba dicha solicitud por escrito; --------

g).- en general, llevar a cabo todas y cada una de las acciones y cumplir con todas las instrucciones entregadas por el Fideicomisario y/o los Fideicomitentes, según sea el caso, conforme a lo previsto expresamente en este Contrato. --------

QUINTA.- DURACIÓN DEL CONTRATO. Este Contrato permanecerá en pleno vigor hasta que: (a) ocurra un Caso de Distribución y el Patrimonio del Fideicomiso sea distribuido en su totalidad de conformidad con el procedimiento de distribución previsto en la Cláusula Décima Segunda; (b) ocurra cualquiera de los casos previstos en el artículo trescientos noventa y dos de la Ley General de Títulos y Operaciones de Crédito (con excepción del caso previsto en la fracción VI de dicho artículo) que sean compatibles con la naturaleza de este Contrato; o (c) el Fideicomisario, conforme a las instrucciones por escrito de los Acreditantes, entregue al Fiduciario un aviso de terminación ratificado ante Notario Público en México, quien será instruido para presentar dicho aviso de terminación ante el o los Registros Públicos de Comercio y de Propiedad correspondientes (la "Notificación de Terminación"). La Notificación de Terminación deberá (i) elaborarse substancialmente en los mismos términos del formato que se adjunta al apéndice de este instrumento con la letra "F" y (ii) ser entregada por el Fideicomisario al Fiduciario (con copia para los Fideicomisarios), ratificada ante Notario Público en México, dentro de los 10 (diez) Días Hábiles siguientes a la fecha en que las Obligaciones Garantizadas hayan sido debidas y puntualmente pagadas, satisfechas y cumplidas. Al momento en que el Fideicomisario entregue la Notificación de Terminación al Fiduciario, según lo contemplado en la presente Cláusula, y el Fiduciario revierta la propiedad del Patrimonio del Fideicomiso a los Fideicomitentes correspondientes conforme a lo previsto en la misma, este Contrato terminará. --------

SEXTA. USO DEL PATRIMONIO DEL FIDEICOMISO; DERECHOS DE INSPECCIÓN. --------

(a) En la medida expresamente permitida y conforme a los términos expresamente previstos bajo el Contrato de Crédito y el presente Contrato, y siempre y cuando no exista un Caso de Distribución, cada Fideicomitente estará facultado para: --

i) Hacer uso de los Bienes Fideicomitidos por dicho Fideicomitente, así como combinarlos con otros y emplearlos en la fabricación de otros bienes, siempre y cuando en estos dos últimos supuestos su valor no disminuya y los bienes producidos pasen a formar parte de los Bienes Fideicomitidos de dicho Fideicomitente conforme el presente Contrato; --

ii).- Percibir y utilizar los frutos y productos de los Bienes Fideicomitidos por dicho Fideicomitente, salvo por lo que se refiere a las Acciones de JCSA, las cuales estarán sujetas a lo previsto en la Cláusula Séptima; y --

iii).- enajenar los Bienes Fideicomitidos por dicho Fideicomitente en el curso normal de sus actividades preponderantes (salvo por las Acciones de JCSA y los Bienes Inmuebles, los cuales no podrán ser enajenados, salvo con el consentimiento previo y por escrito del Fideicomisario), sin responsabilidad para el Fiduciario y los Fideicomitentes (en este último caso, siempre y cuando se realicen conforme a lo dispuesto expresamente en esta Cláusula Sexta), en cuyo caso cesarán los efectos de la garantía fiduciaria constituida conforme al presente Contrato y los derechos de persecución con relación a los adquirentes de buena fe, quedando afectos al fideicomiso constituido mediante este Contrato los bienes o derechos que el mismo Fideicomitente reciba o tenga derecho a recibir en pago por la enajenación de los referidos bienes. --

b).- En caso de ocurra y subsista un Caso de Distribución y/o el Fiduciario haya recibido un Aviso de Distribución por parte del Fideicomisario, todos los derechos otorgados a los Fideicomitentes conforme al inciso (a) anterior automáticamente terminarán, y ante la recepción de un Aviso de Distribución por parte del Fideicomisario, el Fiduciario deberá seguir el procedimiento establecido en la Cláusula Décima Segunda. En la medida expresamente permitida y conforme a los términos expresamente previstos bajo el Contrato de Crédito, los Fideicomitentes tendrán la facultad de llevar a cabo, en el curso ordinario de negocios, operaciones intercompañías que sean necesarias o convenientes para la realización de sus operaciones. --

c).- De conformidad con lo dispuesto por el Artículo cuatrocientos cuatro de la Ley, el Fiduciario, el Fideicomisario y cada uno de los Acreditantes (o cualquier persona o personas designadas por los mismos) tendrán, a su entero juicio, el derecho a visitar cualquier lugar de negocios de los Fideicomitentes, cuantas veces y con la frecuencia que razonablemente lo soliciten, mediante previo aviso por escrito al Fideicomitente respectivo con por lo menos 5 (cinco) Días Hábiles de anticipación (salvo que exista un Caso de Distribución, en cuyo caso no se requerirá dicho aviso previo), sin obstaculizar o retrasar las operaciones de los Fideicomitentes, y a examinar, inspeccionar y auditar todo o cualquier parte del Patrimonio del Fideicomiso y para examinar, inspeccionar, auditar y revisar y obtener copias y extractos de los libros, registros, publicaciones, órdenes, recibos y correspondencia o cualquier otra información de los Fideicomitentes en relación con el Patrimonio del Fideicomiso, al negocio de los Fideicomitentes o a cualquier otra transacción entre las partes del presente Contrato, y cada una de ellas se encontrará facultada para discutir los asuntos, finanzas y cuentas de los Fideicomitentes con sus respectivos funcionarios o directores y con sus respectivos contadores públicos certificados e independientes (discusiones a las cuales representantes del Fideicomitente en cuestión podrán estar presentes si así lo desea dicho Fideicomitente). -

SÉPTIMA. VOTO Y ADMINISTRACIÓN DE ACCIONES. ——————————

a).- Siempre y cuando no exista un Caso de Distribución y/o el Fiduciario no haya recibido un Aviso de Distribución por parte del Fideicomisario, JCSA estará autorizado para ejercer los derechos de voto y demás derechos corporativos de las Acciones de JCSA (los "Derechos de Voto"). Para tales efectos, el Fiduciario (actuando por instrucciones del Fideicomisario) en este acto otorga en favor de JCSA un poder especial, pero tan amplio como en derecho proceda, a efecto de que JCSA o cualquier apoderado de JCSA, en representación del Fiduciario, asista a las asambleas de accionistas o socios, según sea el caso, de cualquier Sociedad Emisora (cada una, una "Asamblea") y ejercite los Derechos de Voto correspondiente; en el entendido, sin embargo; que JCSA no tendrá el derecho de ejercer o de instruir a sus apoderados a ejercer, los Derechos de Voto (salvo en relación con alguna operación permitida bajo el Contrato de Crédito) en la medida en que dicho ejercicio pudiera resultar en una violación de cualquier disposición del presente Contrato, del Contrato de Crédito, del Contrato de Garantía o cualquier otro contrato, documento o instrumento relacionado con los mismos; en el entendido, además, que el Fiduciario (actuando conforme a las instrucciones del Fideicomisario) podrá revocar el poder especial otorgado en favor de JCSA conforme a este inciso (a) en caso de que ocurra y continúe un Caso de Distribución. El Fiduciario no asumirá responsabilidad alguna en relación con los actos que lleve a cabo JCSA en el ejercicio de dicho poder especial y JCSA en este acto reconoce y acepta que todos y cada uno de los costos, honorarios y gastos incurridos por ellos en el ejercicio de dicho poder especial serán única y exclusivamente cubiertos por JCSA, sin que el Fiduciario o el Fideicomisario incurra en responsabilidad alguna por dichos costos, honorarios y gastos. ——————————

b) En caso de ocurra un Caso de Distribución y/o el Fiduciario haya recibido un Aviso de Distribución por parte del Fideicomisario, todos los derechos de JCSA de ejercer los Derechos de Voto o cualesquiera otros derechos y facultades a las que JCSA tiene derecho a ejercer de conformidad con lo dispuesto por el inciso (a) de la presente Cláusula cesarán automáticamente, y a partir de ese momento la totalidad de dichos derechos serán ejercidos por el Fiduciario, quien tendrá la facultad exclusiva de ejercer los Derechos de Voto y cualesquiera otros derechos y facultades conforme a las instrucciones que reciba por escrito del Fideicomisario. ——————————

c).- Siempre y cuando no exista un Caso de Distribución y/o el Fiduciario no haya recibido un Aviso de Distribución por parte del Fideicomisario, JCSA podrá recibir todos los dividendos pagados en efectivo, amortizaciones, utilidades distribuidas en efectivo y otras distribuciones en efectivo que correspondan a las Acciones de JCSA (las "Distribuciones"), pero sólo en la medida permitida bajo el Contrato de Crédito.---

d).- El Fiduciario y el Fideicomisario no tendrán en ningún caso responsabilidad alguna frente a JCSA o los demás Fideicomitentes en caso de que por cualquier motivo, salvo por actos u omisiones negligentes o de mala fe por parte del Fiduciario o del Fideicomisario, JCSA no pudiere ejercitar los Derechos de Voto de las Acciones de JCSA. Las partes convienen expresamente que tanto el Fideicomisario como el Fiduciario quedan liberados de toda y cualquier responsabilidad que pudiere derivarse o se derive del ejercicio de los Derechos de Voto o cualesquier otros derechos sobre las Acciones de JCSA por parte de JCSA (o cualquier persona designada por JCSA para tales efectos) o del Fiduciario. Los Fideicomitentes se obligan, de manera solidaria e ilimitada, a proteger, sacar en paz y a salvo e indemnizar al Fiduciario y al Fideicomisario de toda y cualquier responsabilidad que pudiere derivarse o se derive del ejercicio de los

Derechos de Voto o cualesquier otros derechos sobre las Acciones de JCSA por parte de JCSA (o cualquier persona designada por JCSA para tales efectos) o del Fiduciario actuando en cumplimiento de lo dispuesto en el presente Contrato, así como de cualquier gasto, pérdida, demanda, multa, reclamación o costo de cualquier naturaleza derivados de o en relación al ejercicio de los Derechos de Voto por parte de JCSA (o cualquier persona designada por JCSA para tales efectos) o del Fiduciario actuando en cumplimiento de lo dispuesto en el presente Contrato.-----

e).- En caso que alguna Sociedad Emisora resuelva incrementar su capital social mediante contribuciones adicionales en efectivo y JCSA dé aviso e instruya al Fiduciario para que suscriba y pague las acciones o partes sociales emitidas de conformidad con dicho aumento de capital, el Fiduciario suscribirá y pagará dicho aumento siempre y cuando haya recibido de JCSA los fondos necesarios para tales efectos, con por lo menos 3 (tres) Días Hábiles de anticipación a la fecha en que dicho pago deba hacerse. La falta por parte de JCSA de entrega de las instrucciones por escrito y los fondos necesarios en los términos y dentro del plazo previsto en este inciso, liberará al Fiduciario de cualesquiera responsabilidades en relación con la suscripción de dichas acciones o partes sociales. Todas las acciones o partes sociales suscritas y pagadas por el Fiduciario por virtud de un aumento de capital (i) se emitirán en nombre del Fiduciario; (ii) serán consideradas, para todo lo relacionado con el presente Contrato, como parte integrante de las Acciones de JCSA; y (iii) se considerarán parte del Patrimonio del Fideicomiso y, por lo tanto, sujetas a los términos y condiciones de este Contrato.-----

f).- En caso (i) que alguna Sociedad Emisora emita acciones o partes sociales nuevas o adicionales como resultado de la capitalización de utilidades, capitalización de otras cuentas o del pago de dividendos en acciones o partes sociales que surjan de o en relación con las Acciones de JCSA o (ii) de una fusión, escisión, reestructura o transformación de alguna Sociedad Emisora, dichas acciones o partes sociales nuevas o adicionales (w) se emitirán en nombre del Fiduciario; (x) serán consideradas, para todo lo relacionado con el presente Contrato, como parte integrante de las Acciones de JCSA; y (y) se considerarán parte del Patrimonio del Fideicomiso y, por lo tanto, sujetas a los términos y condiciones de este Contrato.-----

g).- En el evento de ocurrir cualquier cambio o situación corporativa no prevista en el presente Contrato, el Fiduciario actuará únicamente de conformidad con las instrucciones conjuntas del Fideicomisario y de los Fideicomitentes, salvo en el supuesto de que el Fideicomisario le notifique al Fiduciario por escrito que ha ocurrido y subsiste un Caso de Distribución, en cuyo caso el Fiduciario actuará únicamente de conformidad con las instrucciones del Fideicomisario.-----

OCTAVA. OBLIGACIONES DE LOS FIDEICOMITENTES. -----

a).- Durante la vigencia del presente Contrato, los Fideicomitentes se obligan a (i) defender la titularidad y derecho del Fiduciario y del Fideicomisario sobre el Patrimonio del Fideicomiso contra las reclamaciones y demandas de cualquier persona distinta al Fiduciario, el Fideicomisario o los Acreditantes; (ii) no constituir, incurrir, asumir o permitir la existencia de cualquier Gravamen o garantía, u opciones en favor de, o cualquier reclamación de cualquier persona en relación con, el Patrimonio del Fideicomiso o cualquier parte del mismo, excepto por Gravámenes permitidos conforme el Contrato de Crédito; (iii) no vender, transmitir, ceder, otorgar en prenda, entregar, afectar en fideicomiso, otorgar, usufructuar o disponer en cualquier forma, u otorgar cualquier opción con respecto al Patrimonio del Fideicomiso o cualquier parte del mismo, excepto por lo dispuesto en la Cláusula Sexta y en la medida permitida conforme al Contrato de Crédito; y (iv) celebrar y entregar al Fiduciario y/o al Fideicomisario aquellos documentos y llevar a cabo cualquier acción razonable en relación con el presente Contrato y/o el Patrimonio del Fideicomiso, que el Fiduciario (actuando conforme a las instrucciones del Fideicomisario) o el Fideicomisario le soliciten por escrito de tiempo en tiempo y con razonable anticipación a efecto de proteger y mantener el Patrimonio del Fideicomiso, y pagar todos los costos que se deriven de o en relación con lo anterior.--

b).- De conformidad con lo previsto en el artículo cuatrocientos cuatro de la Ley, cada Fideicomitente reconoce expresamente que, en virtud de que dicho Fideicomitente mantendrá la posesión de los Bienes Fideicomitidos, todos y cada uno de los riesgos de pérdida, daño o deterioro del valor de los Bienes Fideicomitidos por dicho Fideicomitente, correrán por cuenta exclusiva de dicho Fideicomitente.--------

c).- Asimismo, y de conformidad con lo previsto en el artículo cuatrocientos cinco de la Ley, cada Fideicomitente estará obligado a conservar los Bienes Fideicomitidos por dicho Fideicomitente como si fueran propios, a no utilizarlos para objeto diverso al previsto en la Cláusula Sexta y a responder de los daños que se causen a terceros al hacer uso de ellos. Los Fideicomitentes deberán pagar todos y cada uno de los gastos y costos necesarios o convenientes para la debida conservación, reparación, administración y recolección del Patrimonio del Fideicomiso.--

d).- Cada Fideicomitente mantendrá los Bienes Fideicomitidos por dicho Fideicomitente dentro del territorio de México, salvo autorización previa y por escrito otorgada por el Fideicomisario y salvo por aquellos Bienes Fideicomitidos que, en la medida permitida bajo la Cláusula Sexta, se exporten en el curso ordinario de los negocios de los Fideicomitentes.--

e).- Cada Fideicomitente deberá, y en este acto se obliga expresamente a, entregar al Fiduciario y al Fideicomisario toda la información razonable que éstos soliciten por escrito en relación con los Bienes Fideicomitidos (o cualquier parte de los mismos) por dicho Fideicomitente, dentro de los 5 (cinco) Días Hábiles siguientes a la fecha en que reciban la solicitud respectiva por escrito.------------------------

NOVENA. DEFENSA DEL PATRIMONIO DEL FIDEICOMISO; INDEMNIZACIÓN.--------

a).- El Fiduciario deberá obrar siempre como buen padre de familia y no deberá abandonar, dejar desprotegido, causar o permitir demérito alguno a los bienes que constituyan el Patrimonio del Fideicomiso y que se encuentren en su posesión.--

b).- En caso que la defensa del Patrimonio del Fideicomiso sea requerida ante cualquier tercero, el Fiduciario otorgará los poderes (que en ningún caso serán irrevocables) a favor de la persona o las personas que designen los Fideicomitentes por escrito, a través de JCSA, y apruebe el Fideicomisario por escrito (aprobación que no podrá ser negada sin causa justificada, y que se entenderá aprobada si el Fideicomisario no objeta la propuesta de apoderados dentro de un plazo de 5 (cinco) Días Hábiles siguientes a la fecha en que reciba dicha propuesta por escrito), salvo que exista un Caso de Distribución y/o un Aviso de Distribución haya sido entregado al Fiduciario, en cuyo caso el Fideicomisario tendrá la facultad exclusiva de instruir al Fiduciario por escrito que revoque cualesquiera poderes y que otorgue poderes a favor de las personas designadas por el Fideicomisario; en el entendido, sin embargo, que el Fiduciario no asumirá responsabilidad alguna en relación con los actos que lleve a cabo cualquiera de dichos apoderados, disposición que se incluirá en los poderes que otorgue el Fiduciario; y en el entendido, adicionalmente, que cualquiera de dichos apoderados deberá aceptar que todos y cada uno de los costos, honorarios y gastos incurridos por ellos en el ejercicio de dichos poderes serán única y exclusivamente cubiertos por los Fideicomitentes, sin que el Fiduciario o el Fideicomisario incurra en responsabilidad alguna por dichos costos, honorarios y gastos.---

c).- Los Fideicomitentes pagarán en tiempo y forma cualesquiera impuestos, derechos, contribuciones, imposiciones o cargas de cualquier naturaleza determinados o impuestos por cualquier autoridad gubernamental sobre el Patrimonio del Fideicomiso (los "Impuestos del Patrimonio del Fideicomiso") que les correspondan de conformidad con la legislación aplicable. Los Fideicomitentes entregarán al Fideicomisario y al Fiduciario, cuando así lo soliciten por escrito con razonable anticipación, todos los documentos necesarios para hacer constar que los Impuestos del Patrimonio del Fideicomiso aplicables han sido íntegramente cubiertos en tiempo, en forma y en su totalidad.---

d).- En caso de urgencia, el Fiduciario deberá realizar los actos que resulten necesarios para conservar el Patrimonio del Fideicomiso y los derechos derivados de éste.---

e).- Los Fideicomitentes indemnizarán, defenderán y sacarán en paz y a salvo al Fiduciario y al Fideicomisario, así como a sus respectivos funcionarios, empleados, consejeros y agentes, contra cualquier demanda, acción, obligación, daño, pérdida, responsabilidad, costo y gasto (incluyendo honorarios razonables de abogados) que surjan de o en relación con este Contrato o con el Patrimonio del Fideicomiso, salvo que deriven directamente de la negligencia, dolo o mala fe de dichas personas. ---------

DÉCIMA.- SANEAMIENTO PARA EL CASO DE EVICCIÓN. Los Fideicomitentes se mantendrán obligados y serán responsables por el saneamiento para el caso de evicción del Patrimonio del Fideicomiso o de cualquier parte del mismo de conformidad con lo dispuesto en las leyes aplicables. Los Fideicomitentes en este acto autorizan al Fiduciario y al Fideicomisario a ceder, transmitir o de cualquier otra forma transferir los derechos derivados de esta Cláusula Décima a cualquier tercero cesionario del Fideicomisario o a cualquier tercero que adquiera una participación en el Patrimonio del Fideicomiso. Los derechos que surjan de esta Cláusula Décima permanecerán en pleno vigor y efecto durante el plazo de seis meses, contado a partir de la fecha en que el Fiduciario, el Fideicomisario o cualquier tercero adquirente, según sea caso, adquiera y reciba dicha participación y/o el Bien Fideicomitido correspondiente, sin perjuicio de lo dispuesto en el artículo dos mil ciento treinta y nueve del Código Civil Federal y artículos correlativos de los Códigos Civiles de las Entidades Federativas de México y del Distrito Federal. ---------

DÉCIMA PRIMERA.- CASOS DE DISTRIBUCIÓN. ---

a).- En caso de que ocurra y continúe un Caso de Distribución y/o el Fiduciario haya recibido un Aviso de Distribución por parte del Fideicomisario (i) todos los derechos de JCSA para ejercer cualquier Derecho de Voto o cualesquiera otros derechos a los que tendría derecho a ejercer de conformidad a la Cláusula Séptima del presente Contrato cesarán y serán en lo subsecuente ejercitados por el Fiduciario (conforme a las instrucciones que por escrito reciba del Fideicomisario) y el Fiduciario tendrá el derecho a mantener todas y cualesquiera Distribuciones que se realicen con posterioridad respecto de las Acciones de JCSA y aplicarlas al pago de las Obligaciones Garantizadas de conformidad con lo dispuesto en el presente Contrato; y (ii) todos los derechos de los Fideicomitentes bajo la Cláusula Sexta o cualesquiera otros derechos a los que tendrían derecho a ejercer de conformidad con el presente Contrato cesarán y serán en lo subsecuente ejercitados por el Fiduciario (conforme a las instrucciones que por escrito reciba del

Fideicomisario).

b).- En este acto, cada Fideicomitente, acepta y autoriza expresa e irrevocablemente, al Fiduciario a seguir el procedimiento de distribución y la venta extrajudicial del Patrimonio del Fideicomiso de conformidad con lo dispuesto en la Cláusula Décima Segunda, en el caso de que, y al momento en que el Fiduciario reciba un aviso (dicho aviso, un "Aviso de Distribución") del Fideicomisario que certifique que ha ocurrido un Caso de Distribución. Los Avisos de Distribución deberán elaborarse utilizando el formato de aviso que se adjunta al presente Contrato y que agrego al apéndice de este instrumento con la letra "G".

c).- Los Fideicomitentes darán aviso por escrito al Fiduciario y al Fideicomisario, dentro del Día Hábil siguiente a la fecha en que tengan o razonablemente debieran haber tenido conocimiento de la existencia de un Caso de Distribución o de cualquier evento que constituya o que mediante su aviso o por el transcurso del tiempo o ambos, pudiere constituir un Caso de Distribución.

d).- Cada Fideicomitente reconoce expresamente que los Acreditantes y el Fideicomisario han celebrado el Contrato de Crédito y han extendido los Créditos, realizado Préstamos y/o emitido Cartas de Crédito a las Acreditadas de conformidad con el Contrato de Crédito basado en, y que el motivo determinante de su voluntad es, entre otras cosas, el acuerdo de cada Fideicomitente y su autorización expresa e irrevocable al Fiduciario para seguir el procedimiento de distribución y la venta extrajudicial del Patrimonio del Fideicomiso conforme a lo dispuesto en la Cláusula Décima Segunda, de conformidad con el artículo ochenta y tres de la Ley de Instituciones de Crédito.

DÉCIMA SEGUNDA.- Procedimiento de Distribución; Venta Extrajudicial del Patrimonio del Fideicomiso. De conformidad con lo dispuesto por el artículo ochenta y tres de la Ley de Instituciones de Crédito, las partes en este acto expresa e irrevocablemente convienen en que al momento en que el Fiduciario reciba un Aviso de Distribución, el siguiente procedimiento de distribución se aplicará:

a).- El Fiduciario dará aviso por escrito (el "Aviso del Fiduciario") a cada Fideicomitente (con copia para el Fideicomisario) indicando que ha recibido un Aviso de Distribución, tan pronto como sea posible, pero en todo caso a más tardar el segundo Día Hábil inmediato siguiente a la fecha en que haya recibido el Aviso de Distribución. El Aviso del Fiduciario deberá elaborarse utilizando el formato de aviso que se adjunta al presente Contrato y lo agrego al apéndice de este instrumento con la letra "H".

b).- Los Fideicomitentes contarán con un plazo de 5 (cinco) Días Hábiles, contados a partir de la fecha en que reciban el Aviso del Fiduciario, para subsanar el Caso de Distribución descrito en el Aviso del Fiduciario (el "Plazo Perentorio"), y para presentar por escrito prueba fehaciente al Fideicomisario (con una copia al Fiduciario) que haga constar que se ha subsanado el mismo (dicha notificación, la "Notificación de Cumplimiento").

c).- Todo Aviso de Distribución, Aviso del Fiduciario, Notificación de Cumplimiento, Instrucción de Suspensión e Instrucción de Continuación se entregará por escrito, ante la presencia de un notario o corredor público en México en los domicilios que se indican en la Cláusula Décima Octava.

d).- El Fideicomisario podrá, en cualquier momento, mediante aviso por escrito enviado al Fiduciario (cada una de dichas instrucciones, una "Instrucción de Suspensión"), instruir al Fiduciario suspender, total o parcialmente, en la fecha y hora en que el Fiduciario reciba la Instrucción de Suspensión, el procedimiento de distribución iniciado mediante el Aviso de Distribución correspondiente; en el entendido, sin embargo, que dicha suspensión dejará de surtir efectos, total o parcialmente, a partir de la fecha y hora en que el Fiduciario reciba del Fideicomisario una o varias instrucciones por escrito (cada una de dichas instrucciones, una "Instrucción de Continuación") instruyendo al Fiduciario continuar, total o parcialmente, con el procedimiento de distribución suspendido. Cada Instrucción de Suspensión e Instrucción de Continuación deberá elaborarse conforme a los formatos que se adjuntan al presente Contrato y que agrego al apéndice de este instrumento con la letras "I" y "J" respectivamente.---------

Una vez que el Fiduciario reciba la Instrucción de Continuación correspondiente, el Fiduciario continuará inmediatamente con el procedimiento de distribución conforme a lo previsto en esta Cláusula.-----------

e).- En caso que los Fideicomitentes no subsanen el Caso de Distribución descrito en el Aviso del Fiduciario correspondiente, precisamente dentro del Plazo Perentorio y en la forma prevista en el inciso (b) anterior, entonces (i) los Fideicomitentes contarán con un plazo de 3 (tres) Días Hábiles contados a partir de la terminación del Plazo Perentorio, para entregar físicamente y/o poner a disposición del Fiduciario (o la persona que éste designe conforme a las Instrucciones del Fideicomisario) todos y cada uno de los Bienes Fideicomitidos que integren el Patrimonio del Fideicomiso (junto con una certificación por parte de cada Fideicomitente en la que se liste, identifique y describa detalladamente cada uno de los Bienes Fideicomitidos propiedad de dicho Fideicomitente que integren el Patrimonio del Fideicomiso a dicha fecha), incluyendo, sin limitación alguna, los originales de todos los títulos de crédito, contratos y demás documentos relativos a las Cuentas por Cobrar que a cada uno les correspondan a dicha fecha, los cuales, en la medida que resulte legalmente aplicable, deberán estar debidamente endosados en propiedad en favor del Fiduciario; (ii) el Fideicomisario entregará un aviso al Fiduciario (el "Aviso de Posibles Adquirentes") que contenga una lista con los nombres o denominaciones, domicilios, números de teléfono y de fax de las personas que hayan sido identificados como posibles adquirentes de las Acciones de JCSA (los "Posibles Adquirentes"); y (ii) el Fiduciario procederá inmediatamente con la venta extrajudicial del Patrimonio del Fideicomiso conforme a lo siguiente:--

Uno). Respecto de las cantidades en efectivo recibidas por el Fiduciario y depositadas en la Cuenta del Fideicomiso conforme al presente Contrato, el Fiduciario aplicará inmediatamente y sin necesidad de previo aviso, notificación o resolución judicial o extrajudicial al respecto, todas las cantidades depositadas en la Cuenta del Fideicomiso a dicha fecha para el pago de los conceptos y en los términos y orden previstos en el numeral cinco de la presente Cláusula.--

Dos).- Respecto a las Cuentas por Cobrar que formen parte del Patrimonio del Fideicomiso, el Fiduciario sólo estará obligado a otorgar uno o varios poderes para pleitos y cobranzas en favor de la persona o personas que designe por escrito el Fideicomisario (los "Apoderados de Cobranza"), sin que por este motivo asuma responsabilidad alguna por las actuaciones de los Apoderados de Cobranza, estipulación que se transcribirá en el documento en que conste el o los poderes conferidos y siempre que los Apoderados de Cobranza acepten que los gastos y honorarios que causen sus gestiones les sean cubiertos directamente por los Fideicomitentes, sin que el Fiduciario o el Fideicomisario sean responsables por estos conceptos. Todas las cantidades que se reciban por la cobranza de las Cuentas por Cobrar, se depositarán en la Cuenta del Fideicomiso y el Fiduciario las aplicará inmediatamente y sin necesidad de previo aviso, notificación o resolución judicial o extrajudicial al respecto, para el pago de los conceptos y en los términos y orden previstos en el numeral cinco de la presente Cláusula.---

Tres. Respecto de las Acciones de JCSA, el Fiduciario deberá seguir el siguiente procedimiento:----------

Lic. José Visoso del Valle
Notario No. 92
del Distrito Federal

A).- El Fiduciario deberá obtener de una institución de crédito autorizada de reconocido prestigio que sea subsidiaria de instituciones bancarias o financieras del exterior, o de cualquiera de JPMorgan Chase, Goldman Sachs, Morgan Stanley, UBS Warburg, Lehman Brothers o cualquier otra institución financiera de prestigio similar, incluyendo sus respectivos causahabientes (distinta al Fiduciario o el Fideicomisario o a cualquier sociedad causahabiente del Fiduciario o el Fideicomisario) que le indique el Fideicomisario por escrito, un avalúo de las Acciones de JCSA, mismo que servirá de base para la venta de las mismas (el "Precio Base de Acciones"). --

B).- El Fiduciario convocará personalmente a los Posibles Adquirentes (la "Convocatoria de las Acciones"), para la venta en subasta privada de las Acciones de JCSA, dentro de los 5 (cinco) Días Hábiles siguientes a la fecha en que el Fiduciario reciba el Aviso de Posibles Adquirentes del Fideicomisario, utilizando para tales efectos el formato que se adjunta al presente Contrato como Anexo "I". La Convocatoria de las Acciones deberá contener el lugar y hora, determinadas en las instrucciones por escrito que reciba el Fiduciario del Fideicomisario, en que la subasta habrá de celebrarse, el Precio Base de las Acciones, y establecer que dicha venta es el resultado del procedimiento de ejecución del Patrimonio del Fideicomiso, en los términos del presente Contrato. La Convocatoria de las Acciones deberá entregarse a cada uno de los Posibles Adquirentes al menos con 15 (quince) Días Hábiles de anticipación a la fecha de celebración de la subasta privada. En este acto, las partes convienen que el Fideicomisario (directamente o a través de la o las personas que éste designe) tendrá en todo momento el derecho de preferencia para adquirir las Acciones de JCSA (o cualquier parte de las mismas). La Convocatoria de las Acciones deberá hacer mención al derecho de preferencia del Fideicomisario, en los términos aquí previstos, salvo en el caso en que el Fideicomisario renuncie expresamente al mismo (con copia para los Fideicomitentes), mediante escrito presentado al Fiduciario. Para propósitos del presente numeral tres (B), el término "derecho de preferencia" significará que en todo y en cualquier momento antes de o durante la subasta privada, el Fideicomisario (directamente o a través de la o las personas que éste designe) tendrá el derecho de adquirir del Fiduciario las Acciones de JCSA (o cualquier parte de las mismas), pagando al Fiduciario un precio (i) equivalente al Precio Base de las Acciones (o, en caso de que Fideicomisario ejerza su derecho de preferencia para adquirir una parte de las Acciones de JCSA, un porcentaje del Precio Base de las Acciones equivalente a la parte de las Acciones de JCSA a ser adquiridas por el Fideicomisario) en caso de que dicho derecho se ejerza con anterioridad a la subasta respectiva; o (ii) igual o mayor al precio más alto ofrecido por cualquier Posible Adquirente, en caso de que dicho derecho se ejerza durante la subasta respectiva, menos (x) cualesquiera cantidades de principal e intereses, comisiones, honorarios, impuestos sobre la renta, retenciones, impuestos por enajenación o cualesquiera otros impuestos y otras cantidades adeudadas y no pagadas al Fideicomisario y/o los Acreditantes en relación con las Obligaciones Garantizadas; (x) todas las erogaciones incurridas por el Fideicomisario en relación con este Contrato y con la venta y distribución del Patrimonio del Fideicomiso; y (z) todas las cantidades adeudadas al Fideicomisario de conformidad con este Contrato (la cantidad que resulte se denominará, el "Saldo Insoluto"). El derecho de preferencia conferido al Fideicomisario conforme a este párrafo podrá ser ejercido por el Fideicomisario (directamente o a través de la o las personas que éste designe) en cualquier momento antes de o durante la subasta privada correspondiente, mediante la entrega de un aviso por escrito (el "Aviso de Ejercicio de Acciones") al Fiduciario (con copia para los

Fideicomitentes). En caso de que el Fideicomisario (directamente o a través de la o las personas que éste designe) ejercite su derecho de preferencia mediante la entrega del Aviso de Ejercicio de Acciones, y el Saldo Insoluto exceda el Precio Base de las Acciones (o el porcentaje del Precio Base de las Acciones equivalente a la parte de las Acciones de JCSA a ser adquiridas por el Fideicomisario), en caso de que dicho derecho se ejerza con anterioridad a la subasta respectiva, o el precio más alto ofrecido por cualquier Posible Adquirente, en caso de que dicho derecho se ejerza una vez iniciada la subasta, las Acciones de JCSA correspondientes serán transmitidas al Fideicomisario (o a la o las personas que éste designe), sin mayor contraprestación en virtud de la compensación, en la proporción que corresponda, contra el Saldo Insoluto, en el entendido de que cualquier remanente del Saldo Insoluto permanecerá exigible y pagadero conforme al numeral cinco siguiente. Sujeto a lo previsto en el numeral 4 siguiente, cualquier cantidad pagada por el Fideicomisario (o la o las personas que éste designe) al Fiduciario en relación con el ejercicio de su derecho de preferencia, en su caso, deberá ser entregada por el Fiduciario a JCSA, al momento en que se perfeccione, conforme a la legislación aplicable, la transmisión de las Acciones de JCSA correspondientes en favor del Fideicomisario (o en favor de la o las personas que éste designe).------

C).- Asimismo, la Convocatoria de las Acciones establecerá que los Posibles Adquirentes deberán depositar ante el Fiduciario por lo menos una cantidad equivalente al 10% (diez por ciento) del Precio Base de las Acciones, en certificados de depósito expedidos por instituciones de crédito autorizadas, al menos 2 (dos) Días Hábiles antes de la fecha en que habrá de celebrarse la subasta privada (el "Depósito para las Acciones"). Ninguna postura será admitida ni considerada válida salvo que se constituya el Depósito para las Acciones en los términos y dentro del plazo establecidos anteriormente. El Fiduciario fincará el remate, transmitiendo las Acciones de JCSA en favor del Posible Adquirente que hubiere ofrecido (de entre los Posibles Adquirentes) la postura más alta, la cual deberá ser en todo caso igual o mayor al Precio Base de las Acciones (el "Mejor Postor de las Acciones"), sujeto al derecho de preferencia del Fideicomisario.----

D).- El Mejor Postor de las Acciones deberá pagar, en fondos inmediatamente disponibles, el saldo de la postura más alta en el momento en que se formalice la transmisión de las Acciones de JCSA, en los términos de la legislación aplicable. En el supuesto de que la transmisión de las Acciones de JCSA no se llevare a cabo por alguna causa imputable al Mejor Postor de las Acciones, el Mejor Postor de las Acciones perderá el Depósito para las Acciones entregado al Fiduciario en beneficio del Patrimonio del Fideicomiso. Este inciso (d) deberá ser transcrito a la letra en la Convocatoria de las Acciones.----------

E).- En el supuesto de que el Fiduciario no pudiere llevar a cabo la venta de las Acciones de JCSA en la primera subasta privada, el Fiduciario entregará personalmente a cada uno de los Posibles Adquirentes, así como a aquellas otras personas que le instruya el Fideicomisario por escrito (con copia para los Fideicomitentes), una segunda Convocatoria de las Acciones para una segunda subasta en los mismos términos que la primera, pero en la que se reducirá el Precio Base de las Acciones en un 10% (diez por ciento). De no celebrarse la venta por parte del Fiduciario en la segunda subasta, el Precio Base de las Acciones se reducirá subsecuentemente en cada subasta privada en un 10% (diez por ciento) hasta que las Acciones de JCSA sean vendidas, en el entendido, sin embargo, de que el precio de venta nunca se reducirá mas allá del 50% (cincuenta por ciento) del Precio Base de las Acciones. La segunda o las subsecuentes Convocatorias de las Acciones, deberán realizarse de conformidad con lo previsto en los incisos (B), (C) y (D) de este numeral tres.--

Lic. José Visoso del Valle
Notario No. 92
del Distrito Federal

Cuatro. Respecto de todos aquellos otros bienes muebles o inmuebles que formen parte del Patrimonio del Fideicomiso y que, por su naturaleza, no formen parte o no se incluyen dentro de los bienes y/o activos descritos en los numerales uno, dos y tres anteriores de esta Cláusula (los "Bienes Restantes"), el Fiduciario deberá seguir el siguiente procedimiento: --

A).- El Fiduciario deberá obtener de una institución de crédito autorizada de reconocido prestigio que sea subsidiaria de instituciones bancarias o financieras del exterior, o de cualquiera de JPMorgan Chase, Goldman Sachs, Morgan Stanley, UBS Warburg, Lehman Brothers o cualquier otra institución financiera de prestigio similar, incluyendo sus respectivos causahabientes (distinta al Fiduciario o el Fideicomisario o a cualquier sociedad causahabiente del Fiduciario o el Fideicomisario) que le indique el Fideicomisario por escrito, un avalúo de los Bienes Restantes, mismo que servirá de base para la venta de los mismos (el "Precio Base de los Bienes Restantes"). --

B).- El Fiduciario deberá publicar una convocatoria (la "Convocatoria de los Bienes Restantes"), para la venta en subasta privada de los Bienes Restantes, en por lo menos un periódico de amplia circulación en la Ciudad de México, Distrito Federal, utilizando para tales efectos el formato que se adjunta al presente Contrato y que agrego al apéndice de este instrumento con la letra "K". La Convocatoria de los Bienes Restantes deberá contener el lugar y hora en que la subasta habrá de celebrarse, el Precio Base de los Bienes Restantes, y establecer que dicha venta es el resultado del procedimiento de ejecución del Patrimonio del Fideicomiso, en los términos del presente Contrato. La Convocatoria de los Bienes Restantes deberá publicarse al menos con 15 (quince) Días Hábiles de anticipación a la fecha de celebración de la subasta privada. En este acto, las partes convienen que el Fideicomisario (directamente o a través de la o las personas que éste designe) tendrá en todo momento el derecho de preferencia para adquirir los Bienes Restantes (o cualquier parte de los mismos). La Convocatoria de los Bienes Restantes deberá hacer mención al derecho de preferencia del Fideicomisario, en los términos aquí previstos, salvo en el caso en que el Fideicomisario renuncie expresamente al mismo, mediante escrito presentado al Fiduciario (con copia para los Fideicomitentes). Para propósitos del presente numeral cuatro(B), el término "derecho de preferencia" significará que en todo y en cualquier momento antes de o durante la subasta privada, el Fideicomisario (directamente o a través de la o las personas que éste designe) tendrá el derecho de adquirir del Fiduciario los Bienes Restantes (o cualquier parte de los mismos), pagando al Fiduciario un precio (i) equivalente al Precio Base de los Bienes Restantes (o, en caso de que Fideicomisario ejerza su derecho de preferencia para adquirir una parte de los Bienes Restantes, un porcentaje del Precio Base de los Bienes Restantes equivalente a la parte de los Bienes Restantes a ser adquiridos por el Fideicomisario), en caso de que dicho derecho se ejerza con anterioridad a la subasta respectiva; o (ii) igual o mayor al precio más alto ofrecido por cualquier postor participante, en caso de que dicho derecho se ejerza durante la subasta respectiva, menos (x) cualesquiera cantidades de principal e intereses, comisiones, honorarios, impuestos sobre la renta, retenciones, impuestos por enajenación o cualesquiera otros impuestos y otras cantidades adeudadas y no pagadas al Fideicomisario y/o los Acreditantes en relación con las Obligaciones Garantizadas; (y) todas las erogaciones incurridas por el Fideicomisario en relación con este Contrato y con la venta y distribución del Patrimonio del Fideicomiso; y (z) todas las cantidades adeudadas al Fideicomisario de conformidad con este Contrato (la cantidad que resulte se denominará, el "Saldo Insoluto"). El derecho de preferencia conferido al Fideicomisario conforme a este párrafo podrá ser ejercido por el Fideicomisario (directamente o a través de la o las personas que éste designe) en cualquier momento antes de o durante la subasta privada correspondiente, mediante la entrega de un aviso por escrito (el "Aviso de Ejercicio de Bienes Restantes") al Fiduciario (con copia para los Fideicomitentes). En caso de que el Fideicomisario (directamente o a través de la o las personas que éste designe) ejercite su derecho de preferencia mediante la entrega del Aviso de Ejercicio de Bienes Restantes, y el Saldo Insoluto exceda el Precio Base de los Bienes Restantes (o el porcentaje del Precio Base de los Bienes Restantes equivalente a la parte de los Bienes Restantes a ser adquiridos por el Fideicomisario), en caso de que dicho derecho se ejerza con anterioridad a la subasta respectiva, o el precio más alto ofrecido por cualquier postor participante, en caso de que dicho derecho se ejerza una vez iniciada la subasta, los Bienes Restantes correspondientes serán transmitidos al Fideicomisario (o a la o las personas que éste designe), sin mayor contraprestación, en virtud de la compensación, en la proporción que corresponda, contra el Saldo Insoluto, en el entendido de que cualquier remanente del Saldo Insoluto permanecerá exigible y pagadero conforme al numeral 5 siguiente. Cualquier cantidad pagada por el Fideicomisario (o la o las personas que éste designe) al Fiduciario en relación con el ejercicio de su derecho de preferencia, en su caso, deberá ser entregada por el Fiduciario a los Fideicomitentes correspondientes, al momento en que se perfeccione, conforme a la legislación aplicable, la transmisión de los Bienes Restantes correspondientes en favor del Fideicomisario (o en favor de la o las personas que éste designe).--

C).- Asimismo, la Convocatoria de los Bienes Restantes establecerá que cualquier persona interesada deberá depositar ante el Fiduciario por lo menos una cantidad equivalente al 10% (diez por ciento) del Precio Base de los Bienes Restantes, en certificados de depósito expedidos por instituciones de crédito autorizadas, al menos 2 (dos) Días Hábiles antes de la fecha en que habrá de celebrarse la subasta privada (el "Depósito para los Bienes Restantes"). Ninguna postura será admitida ni considerada válida salvo que se constituya el Depósito para los Bienes Restantes en los términos y dentro del plazo establecidos anteriormente. El Fiduciario fincará el remate, transmitiendo los Bienes Restantes en favor del postor que hubiere ofrecido (de entre los demás postores) la postura más alta, la cual deberá ser en todo caso igual o mayor al Precio Base de los Bienes Restantes (el "Mejor Postor de los Bienes Restantes"), sujeto al derecho de preferencia del Fideicomisario.--

D).- El Mejor Postor de los Bienes Restantes deberá pagar, en fondos inmediatamente disponibles, el saldo de la postura más alta en el momento en que se formalice la transmisión de los Bienes Restantes, en los términos de la legislación aplicable. En el supuesto de que la transmisión de los Bienes Restantes no se llevare a cabo por alguna causa imputable al Mejor Postor de los Bienes Restantes, el Mejor Postor de los Bienes Restantes perderá el Depósito para los Bienes Restantes entregado al Fiduciario en beneficio del Patrimonio del Fideicomiso. Este inciso (d) deberá ser transcrito a la letra en la Convocatoria de los Bienes Restantes.--

E).- En el supuesto de que el Fiduciario no pudiere llevar a cabo la venta de los Bienes Restantes en la primera subasta privada, convocará a una segunda subasta en los mismos términos que la primera, pero en la que se reducirá el Precio Base de los Bienes Restantes en un 10% (diez por ciento). De no celebrarse la venta por parte del Fiduciario en la segunda subasta, el Precio Base de los Bienes Restantes se reducirá subsecuentemente en cada subasta privada en un 10% (diez por ciento) hasta que los Bienes Restantes sean vendidos, en el entendido, sin embargo, de que el precio de venta nunca se reducirá más allá del 50%

(cincuenta por ciento) del Precio Base de los Bienes Restantes. La segunda o las subsecuentes Convocatorias de los Bienes Restantes, deberán realizarse de conformidad con lo previsto en los incisos (B), (C) y (D) de este numeral cuatro.————————————————————

Cinco.- El producto de la venta de las Acciones de JCSA, los Bienes Restantes o cualquier otra parte del Patrimonio del Fideicomiso, incluyendo el efectivo de la Cuenta del Fideicomiso, será distribuido por el Fiduciario en el siguiente orden, salvo que el Fideicomisario le instruya lo contrario, sin necesidad de resolución judicial o resolución de cualquier otra índole al respecto: (A) PRIMERO, al pago de todos los honorarios, costos y gastos incurridos por el Fiduciario en relación con este Contrato; (B) SEGUNDO, al pago total de las Obligaciones Garantizadas, conforme a las instrucciones que el Fiduciario reciba del Fideicomisario; en el entendido que todos los honorarios, comisiones, gastos, intereses moratorios, intereses ordinarios y el monto principal (en ese orden) adeudados al Fideicomisario y/o a los Acreditantes conforme a este Contrato, el Contrato de Crédito, el Contrato de Garantía o cualquier otro contrato, documento o instrumento relacionado con los mismos serán cubiertos en su totalidad; y (C) TERCERO, el remanente del Patrimonio del Fideicomiso, en su caso, se entregará a los Fideicomitentes que corresponda en su carácter de fideicomisarios en segundo lugar.————————————————————

Seis. De conformidad con el artículo cuatrocientos doce de la Ley, si el producto de la venta o transmisión del Patrimonio del Fideicomiso resulta insuficiente para cubrir el pago total de las Obligaciones Garantizadas o cualquier otra cantidad adeudada al Fideicomisario, a los Acreditantes o al Fiduciario conforme a este Contrato, el Contrato de Crédito, el Contrato de Garantía o cualquier otro contrato, documento o instrumento relacionado con los mismos, los Fideicomitentes quedarán, conforme a la legislación mexicana, liberados de su obligación de pagar dichos saldos insolutos. No obstante lo previsto en el enunciado inmediato anterior, las partes en este acto reconocen y convienen expresamente que es y en todo momento ha sido la intención y voluntad de las partes que todos y cada uno de los Fideicomitentes respondan por las Obligaciones Garantizadas con todo su patrimonio, por lo que en este acto convienen de manera expresa e irrevocable que si en cualquier momento con posterioridad a la fecha de firma del presente Contrato, como resultado de una modificación a la Ley o por cualquier otro motivo, el artículo cuatrocientos doce de la Ley es derogado, dejare de tener vigencia, efecto u observancia obligatoria (un "Cambio en la Ley"), el primer enunciado de este numeral seis, automáticamente dejará de tener vigencia y efecto, y se tendrá por no puesto para todos los efectos a que haya lugar. Cada uno de los Fideicomitentes en este acto expresamente (a) renuncia al derecho que, ante la entrada en vigor de un Cambio en la Ley, sus obligaciones bajo el presente Contrato, el Contrato de Crédito, el Contrato de Garantía o cualquier otro contrato, documento o instrumento relacionado con los mismos, son obligaciones con recurso limitado al Patrimonio del Fideicomiso; y (b) renuncia a cualquier derecho que pudiera tener de que, aún con anterioridad a un Cambio en la Ley, sus obligaciones bajo el presente Contrato, el Contrato de Crédito, el Contrato de Garantía o cualquier otro contrato, documento o instrumento relacionado con los mismos, son obligaciones con recurso limitado al Patrimonio del Fideicomiso bajo cualquier legislación distinta a la legislación de México.————————————————————

Siete.- Cada Fideicomitente se obliga a llevar a cabo o causar que se lleven a cabo, todos los actos y/o inicien todos y cada uno de los procedimientos que sean necesarios a efecto de que el Fiduciario (actuando conforme a las instrucciones del Fideicomisario) lleve a cabo la ejecución y transferencia del Patrimonio del Fideicomiso (o cualquier parte del mismo) conforme al procedimiento previsto en la presente Cláusula. Cada Fideicomitente conviene asimismo en llevar a cabo o causar que se lleven a cabo todos los actos que sean necesarios o convenientes para expeditar la venta, cesión o transferencia de todo o cualquier parte del Patrimonio del Fideicomiso, y para firmar y entregar cualesquier documentos y tomar cualquier otra acción que el Fiduciario (actuando conforme a las instrucciones del Fideicomisario) y/o el Fideicomisario estimen necesarios o convenientes con el propósito de que dicha venta, cesión o transferencia se haga conforme a la legislación aplicable. --

Ocho.- En virtud de que las Obligaciones Garantizadas son obligaciones monetarias denominadas en Dólares y pagaderas fuera de México, para realizar el pago de dichas Obligaciones Garantizadas, las cantidades en Pesos que reciba el Fiduciario conforme a este Contrato (A) serán convertidas a Dólares por el Fiduciario mediante una operación cambiaria con la institución financiera mexicana que designe el Fideicomisario, y la divisa que se haya obtenido de dicha conversión será distribuida por el Fiduciario de conformidad con el numeral cinco anterior; o (B) en caso que los Pesos no puedan intercambiarse por Dólares como resultado del establecimiento de un control de cambios o de cualquier otra medida de las autoridades competentes, por ley o reglamento, el Fiduciario entregará los Pesos al Fideicomisario o a la persona designada por el Fideicomisario para tales efectos. --

Nueve.- En este acto, los Fideicomitentes instruyen irrevocablemente al Fiduciario para que, una vez iniciado el procedimiento a que hace referencia la presente Cláusula, haga caso omiso a cualquier notificación o requerimiento que reciba de las partes del presente Contrato, que sea distinta a las notificaciones y requerimientos que expresamente se prevén en la presente Cláusula.----------------

DÉCIMA TERCERA.- <u>PROHIBICIONES LEGALES</u>. De conformidad con el inciso b) de la fracción diecinueve romano del artículo ciento seis de la Ley de Instituciones de Crédito, el Fiduciario declara que ha explicado al Fideicomisario y a los Fideicomitentes los alcances y efectos de dicho inciso que establece lo siguiente: --

"Artículo 106.- A las Instituciones de Crédito les estará prohibido: --

...XIX. En la realización de las operaciones a que se refiere la fracción XV del artículo 46 de ésta Ley: ---

(a) ....--

(b) Responder a los fideicomitentes, mandantes o comitentes, del incumplimiento de los deudores, por los créditos que se otorguen o de los emisores, por los valores que se adquieran, salvo que sea por su culpa, según lo dispuesto en la parte final del artículo trescientos cincuenta y seis (actualmente artículo trescientos noventa y uno) de la Ley General de Títulos y Operaciones de Crédito, o garantizar la percepción de rendimientos por los fondos cuya inversión se les encomiende. --

Si al término del fideicomiso, mandato o comisión constituidos para el otorgamiento de créditos, estos no hubieren sido liquidados por los deudores, la institución deberá transferirlos al fideicomitente o fideicomisario, según el caso, o al mandante o comitente, absteniéndose de cubrir su importe.------------

Cualquier pacto contrario a lo dispuesto en los dos párrafos anteriores, no producirá efecto legal alguno ..."La responsabilidad del Fiduciario conforme a este Contrato está, en todo caso, limitada al valor del Patrimonio del Fideicomiso.--

DÉCIMA CUARTA.- IMPUESTOS Y GASTOS. --

a).- Todos los gastos, costos, impuestos, comisiones, Impuestos del Patrimonio del Fideicomiso aplicables

Lic. José Visoso del Valle
Notario No. 92
del Distrito Federal

y honorarios que surjan de la elaboración y celebración de este Contrato, y por cualquier modificación al mismo, así como por cualquier acto o documento que conforme al presente Contrato se deba llevar a cabo, elaborar, suscribir o notificar, incluyendo sin limitación, los honorarios razonables y debidamente documentados de los asesores legales del Fideicomisario y del Fiduciario, así como cualesquiera gastos incurridos por el Fideicomisario y el Fiduciario en el cumplimiento de sus respectivas obligaciones, en el ejercicio de sus respectivos derechos de conformidad con este Contrato y en la distribución del Patrimonio del Fideicomiso, serán a cargo y cubiertos total y exclusivamente por los Fideicomitentes.—————

b).- En caso de que por cualquier motivo el Fiduciario y/o el Fideicomisario cubran, por cuenta y orden de los Fideicomitentes (o cualesquiera de ellos) cualquiera de dichos honorarios, costos o gastos, los Fideicomitentes se obligan a rembolsar inmediatamente al Fiduciario y/o al Fideicomisario, según el caso, en el momento en que los Fideicomitentes sean requeridos por escrito para ello. ———————

DÉCIMA QUINTA.- Comisiones del Fiduciario. Como contraprestación por sus servicios bajo el presente Contrato, los Fideicomitentes pagarán al Fiduciario las comisiones establecidas a continuación, en el entendido que dichas comisiones no incluyen el impuesto al valor agregado correspondiente: ————

uno. Cuota por Designación del Cargo y Otorgamiento. El Fiduciario recibirá la cantidad de EU$5,000.00 (cinco mil Dólares 00/100) por su designación como Fiduciario y por el otorgamiento de este Contrato, comisión que pagarán los Fideicomitentes al Fiduciario al momento de celebración de este Contrato.———

Dos.- Comisión por Administración. El Fiduciario recibirá la cantidad de EU$12,000.00 (doce mil Dólares 00/100) anuales por la administración del presente Contrato, pagadera de manera semestral y por adelantado, es decir, EU$6,000.00 (seis mil Dólares 00/100) por semestre, la primera de las cuales pagarán los Fideicomitentes al Fiduciario al momento de celebración de este Contrato. —————

Comisión por Distribución. Al Fiduciario se le pagarán las siguientes comisiones como contraprestación por sus obligaciones y responsabilidades derivadas de la distribución y de la venta extrajudicial del Patrimonio del Fideicomiso, de conformidad con la Cláusula Décima Segunda; en el entendido, sin embargo, que dichas comisiones se pagarán con el producto de la venta o transmisión del Patrimonio del Fideicomiso conforme a lo previsto en la Cláusula Décima Segunda: (i) 3% (tres por ciento) de los montos depositados en la Cuenta del Fideicomiso el día en que el Fiduciario transmita dichas cantidades al Fideicomisario conforme a los numerales uno y dos del inciso (e) de la Cláusula Décima Segunda; y (ii) 3% (tres por ciento) del precio de venta de los demás activos que integran el Patrimonio del Fideicomiso. —

Otros Actos. Por cualquier modificación al presente Contrato, por el otorgamiento de poderes o por cualquier acto jurídico no previsto en el Contrato, la cantidad de EU$500.00 (quinientos Dólares 00/100), pagaderos a la firma de la modificación, contrato o documento respectivo. ———————

Los honorarios del Fiduciario causarán el Impuesto al Valor Agregado correspondiente, de conformidad con lo dispuesto en la legislación aplicable, y serán incrementados anualmente de acuerdo con el *Consumer Price Index*, publicado por el *U.S. Department of Labor Statistics*. ———————

Cinco. Los impuestos, derechos, gastos, (incluyendo gastos de viaje y viáticos en su caso), deberán ser cubiertos anticipadamente al Fiduciario por cuenta y orden de los Fideicomitentes. ———————

Seis.- Las partes acuerdan que el Fiduciario se abstendrá de llevar a cabo cualquier trámite administrativo, mientras exista cualquier adeudo a su favor pendiente de liquidarse. ———————

Siete.- En caso de que los honorarios del Fiduciario no le sean pagados conforme a la presente Cláusula, los Fideicomitentes deberán pagarán al Fiduciario intereses moratorios mensuales, a la tasa que resulte de sumar 2.0% (dos puntos porcentuales) al Costo Porcentual Promedio de Captación (CPP) (o cualquier índice que lo sustituya) que publique Banco de México para el mes que correspooda la mora.----------

DÉCIMA SEXTA.- CESIONES. Excepto por lo previsto por la Cláusula Vigésima Cuarta del presente Contrato, los derechos y obligaciones derivados de este Contrato no podrán ser cedidos o transmitidos por ninguno de los Fideicomitentes o el Fiduciario a cualquier tercero sin el consentimiento previo y por escrito del Fideicomisario. El Fideicomisario podrá ceder o transmitir, en todo o en parte, sus derechos derivados de este Contrato mediante notificación por escrito al Fiduciario y a los Fideicomitentes, sin requerir el consentimiento del Fiduciario o de los Fideicomitentes para llevar a cabo dicha cesión o transmisión, con sujeción a lo dispuesto en el Contrato de Crédito. ----------

DÉCIMA SÉPTIMA.- MODIFICACIONES. Este Contrato podrá modificarse únicamente con el consentimiento por escrito de los Fideicomitentes, el Fideicomisario y el Fiduciario.----------

DÉCIMA OCTAVA.- NOTIFICACIONES Y AVISOS. Todos los avisos y notificaciones entre las partes serán por escrito en idioma español y deberán presentarse (i) personalmente, con acuse de recibo; (ii) por mensajería especializada, con acuse de recibo; o (iii) vía facsímil, seguido por mensajería especializada o entrega personal, con acuse de recibo. Todas las notificaciones y avisos se presentarán a los siguientes domicilios y números de facsímil, y surtirán efectos al entregarse personalmente: ----------

A los Fideicomitentes:----------

Adolfo Lopez Mateos Número quinientos quince, Colonia Tlacopac, México, Distrito Federal, Código Postal cero mil cuarenta.----------

Teléfono: (cincuenta dos 52-55 cincuenta y cinco) cinco cuatro nueve cero uno siete cero cero "5490-1700". ----------

Facsímil: (cincuenta y dos 52-55 cincuenta y cinco) cinco cuatro nueve cero guión uno siete nueve cero "5490-1790"----------

Atención: Director General----------

Al Fideicomisario: ----------

Credit Suisse First Boston ----------

Eleven Madison Avenue ----------

New York, New York uno cero cero uno uno "10011" ----------

Teléfono: doscientos doce (212) tres dos cinco guión nueve nueve tres cuatro "325-9934"----------

Facsímil: (212 doscientos doce) tres dos cinco guión ocho tres cero cuatro"325-8304" ----------

Atención: Yvette McQueen ----------

Al Fiduciario:----------

BankBoston, Sociedad Anónima, Institución de Crédito, División Fiduciaria----------

Bosque de Alisos número cuarenta y siete guión "B", tercer piso, Fraccionamiento Bosques de las Lomas, Código Postal cero cinco mil ciento veinte, México, Distrito Federal.----------

Teléfono: (5255 cincuenta y dos cincuenta y cinco) cinco dos cinco siete guión siete nueve cero cero"5257-7900" ----------

Facsímil: (5255 cincuenta y dos cincuenta y cinco) cinco dos seis uno guión siete uno dos dos "5261-7122"

Atención: Miguel Escudero Basurto - Director Fiduciario ----------

Lic. José Visoso del Valle
Notario No. 92
del Distrito Federal

DÉCIMA NOVENA.- ANEXOS Y ENCABEZADOS. Todos los documentos que se adjuntan al presente Contrato forman parte integrante de este Contrato como si a la letra se insertasen. Los títulos y encabezados incluidos en este Contrato se utilizan únicamente con fines de conveniencia y no afectarán la interpretación de este Contrato.-----

VIGÉSIMA.- OBLIGACIONES ADICIONALES. Cada Fideicomitente se obliga, a solicitud por escrito (entregada con anticipación razonable) del Fiduciario y/o del Fideicomisario, a firmar y entregar o causar que se firme y entregue al Fiduciario y/o el Fideicomisario, todos y cada uno de los contratos, instrumentos, notificaciones, avisos y demás documentos que resulten razonablemente necesarios o convenientes por el Fiduciario y/o el Fideicomisario para dar efecto a o cumplir con los términos o el objeto del presente Contrato.-----

VIGÉSIMA PRIMERA. CAPACIDAD DEL FIDEICOMISARIO. Cada Fideicomitente y el Fiduciario en este acto expresa e irrevocablemente (i) reconocen que el Fideicomisario tiene la capacidad legal y facultades para actuar en nombre y representación de los Acreditantes para todos los asuntos que surjan de o se relacionen con el presente Contrato o cualquier otro documentos relacionado con el mismo; y (ii) renuncian a sus derechos para llevar a cabo cualquier acción que cuestione o impugne la existencia legal, las designaciones, capacidad legal u otra y la autoridad del Fideicomisario para actuar en nombre y representación de los Acreditantes.-----

VIGÉSIMA SEGUNDA.- JURISDICCIÓN, DERECHO APLICABLE. Para todo lo relativo con la interpretación y cumplimiento de este Contrato, en este acto las partes se someten, de manera expresa e irrevocable, a las leyes aplicables de México, y a la jurisdicción de los tribunales competentes de México, Distrito Federal, por lo que renuncian, de manera expresa e irrevocable, a cualquier otra jurisdicción que pudiere corresponderles en virtud de sus domicilios presentes o futuros o por cualquier otra razón.-----

VIGÉSIMA TERCERA.- RENUNCIA Y SUSTITUCIÓN DEL FIDUCIARIO. -----

a).- De conformidad con el tercer párrafo del artículo trescientos ochenta y cinco de la Ley, el Fiduciario podrá renunciar o ser removido de su cargo por el Fideicomisario. En caso de remoción, el Fideicomisario deberá solicitarlo por escrito con por lo menos 20 (veinte) Días Hábiles de anticipación a la fecha en que deba de surtir efectos la remoción.-----

b).- El Fiduciario conviene expresamente en este acto que su renuncia no entrará en vigor para ningún efecto hasta lo que ocurra primero entre (i) la fecha en la que el Fideicomisario haya nombrado a un fiduciario sucesor y dicho fiduciario sucesor haya aceptado su nombramiento para actuar como Fiduciario conforme al presente Contrato y (ii) 90 (noventa) días naturales después de la entrega de dicho aviso de renuncia. Al cesar en su cargo el Fiduciario por renuncia o remoción, elaborará un informe del Patrimonio del Fideicomiso que comprenda desde el último informe que hubiere rendido hasta la fecha en que sea efectiva dicha renuncia o sustitución. Las partes dispondrán de un plazo de 10 (diez) Días Hábiles para examinarlo y formular las aclaraciones que se considere pertinentes. Concluido dicho plazo, se entenderá tácitamente aprobado si no se ha formulado observación alguna.-----

c).- Al designarse el Fiduciario sustituto, este adquirirá la propiedad de la totalidad de los bienes que integran el Patrimonio del Fideicomiso, y quedará investido con todas las facultades, derechos, poderes y obligaciones conforme al presente Contrato.-----

VIGÉSIMA CUARTA.- INDEMNIZACIÓN AL FIDUCIARIO. -----

Los Fideicomitentes y el Fideicomisario defenderán y deberán sacar en paz y a salvo al Fiduciario así como a sus delegados fiduciarios, funcionarios, empleados y apoderados de toda y cualquier responsabilidad, daño, obligación, demanda, sentencia, transacción, requerimiento, gastos y/o costas de cualquier naturaleza, incluyendo los honorarios de abogados, que se hagan valer contra, como resultado de, impuesta sobre, o incurrida por, con motivo o como consecuencia de, actos realizados por el Fiduciario para el cumplimiento de los Fines del Fideicomiso, y la defensa del Patrimonio del Fideicomiso (salvo que sean consecuencia del dolo, negligencia o mala fe del Fiduciario o cuando el Fiduciario realice algún acto que no le esté autorizado por el presente Contrato) o por reclamaciones, multas, penas y cualquier otro adeudo de cualquier naturaleza en relación con el Patrimonio del Fideicomiso o con este Contrato, ya sea ante autoridades administrativas, judiciales, tribunales arbitrales o cualquier otra instancia, tanto de carácter local o federal así como de la República Mexicana o extranjeras (salvo que sean consecuencia del dolo, negligencia o mala fe del Fiduciario o cuando el Fiduciario realice algún acto que no le esté autorizado por el presente Contrato). ---

En el caso que se genere cualquier situación de hecho o acto de autoridad, o consecuencia de índole legal, que produzca responsabilidades pecuniarias sobre el presente Contrato y/o el patrimonio de BankBoston, S.A., Institución de Banca Múltiple que hubieren sido generados por actos u omisiones de las partes de este Contrato, por el Fiduciario en cumplimiento de los Fines del Fideicomiso o por terceros, incluyendo erogaciones relacionadas con los actos y conceptos que se mencionan en el párrafo anterior (excepto en los casos en que hubiere mediado dolo, negligencia o mala fe del Fiduciario o que el Fiduciario realizare algún acto que no le esté autorizado por el presente Contrato), el pago derivado de dichas responsabilidades pecuniarias correrá a cargo de los Fideicomitentes y/o el Fideicomisario, según sea el caso. ---

VIGÉSIMA QUINTA. REGISTRO. Los Fideicomitentes deberán, en esta misma fecha, presentar a registro el presente Contrato ante (i) el Registro Público del Comercio del lugar en el que se encuentre ubicado el domicilio de cada uno de los Fideicomitentes; y(ii) el Registro Público de la Propiedad del lugar en el que se encuentren ubicados los Bienes Inmuebles, para cuyo propósito entregará al Fiduciario y al Fideicomisario una carta emitida por el o los notarios públicos encargados de realizar dichos registros, en la cual certifiquen que el presente Contrato ha sido presentado para registro en el o los Registros Públicos correspondientes conforme a lo previsto en la presente Cláusula. ---

No obstante lo anterior, los Fideicomitentes se obligan a entregar al Fiduciario y al Fideicomisario, tan pronto como sea posible, pero a más tardar dentro de los 20 (veinte) Días Hábiles siguientes a la fecha de firma de este Contrato, primeros testimonios (originales) del presente Contrato debidamente sellados por cada uno de los Registros Públicos correspondientes. ---

Asimismo, los Fideicomitentes en este acto se obligan expresamente a entregar al Fiduciario y al Fideicomisario, tan pronto como sea posible, pero a más tardar dentro de los 5 (cinco) Días Hábiles siguientes a la fecha en que los Fideicomitentes reciban por escrito la solicitud respectiva por parte del Fideicomisario o del Fiduciario (actuando conforme a las instrucciones del Fideicomisario), a registrar el presente Contrato en cualquier otro registro que se requiera conforme a la legislación aplicable, y presentar prueba fehaciente de ello al Fiduciario y al Fideicomisario. ---

VIGÉSIMA SÉPTIMA.- SEXTA.- Las partes me exhiben aviso dirigido a la Tesorería del Distrito Federal, en el que se enumeran las declaraciones y comprobantes de pago correspondientes a los inmuebles objeto de esta operación, del que una copia agrego al apéndice de este instrumento con la letra "L" uno a la "L" cinco , en el que consta que la adquirente recibe las manifestaciones y comprobantes que en el mismo se mencionan.--

PERSONALIDAD.- Los comparecientes manifiestan que la personalidad que ostentan está vigente, por no haberles sido revocada ni en forma alguna limitada y que su representada se encuentra capacitada para la realización de este acto y la acreditan, así como la legal existencia de sus representadas con los documentos que adelante se mencionan:--

I.- "DIRSAMEX", SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE, con los siguientes documentos: --

a).- Con la escritura número veintinueve mil seiscientos nueve, de fecha dos de enero de mil novecientos noventa y uno, otorgada ante el Licenciado ROBERTO NÚÑEZ Y BANDERA, Notario número Uno del Distrito Federal, cuyo primer testimonio se encuentra inscrito en el Registro Público de Comercio del Distrito Federal, en el folio mercantil número ciento cuarenta y cinco mil cuatrocientos cincuenta, de fecha veinticinco de junio de mil novecientos noventa y uno y que en este acto me exhibe la compareciente, por la que se constituyó **"Dirsamex", Sociedad Anónima de Capital Variable.** --

b).- Con la escritura número cuatro mil cuatrocientos setenta y uno, de fecha tres de octubre de mil novecientos noventa y seis, otorgada ante el Licenciado CARLOS ANTONIO REAL FIELD, Notario número Ciento Ochenta y Siete del Distrito Federal, cuyo primer testimonio se encuentra inscrito en el Registro Público de Comercio del Distrito Federal, en el folio mercantil ciento cuarenta y cinco mil cuatrocientos cincuenta, con fecha quince de octubre de mil novecientos noventa y seis, en la que se hizo constar la protocolización del acta de la asamblea general ordinaria y extraordinaria de accionistas de **"DIRSAMEX", SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE,** celebrada el día treinta y uno de mayo de mil novecientos noventa y seis, en la que se tomó el acuerdo de ampliar el objeto de la sociedad, con efectos a partir del treinta y uno de mayo de mil novecientos noventa y seis, reformándose como consecuencia el artículo tercero de los estatutos de la sociedad.--

II.- "SERVIDAY", SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE, con los siguientes documentos: --

a).- Testimonio de la escritura número veintinueve mil seiscientos ocho, de fecha dos de enero de mil novecientos ochenta y uno, otorgada ante el Licenciado ROBERTO NÚÑEZ Y BANDERA, Notario Número Uno del Distrito Federal, inscrita en el Registro Público de Comercio del Distrito Federal, en el Folio Mercantil número ciento cuarenta y cinco mil cuatrocientos cincuenta y uno, y en este acto me exhiben los comparecientes, se constituyó **"QUALIFAX", SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE.** --

b).- Testimonio de la escritura tres mil cuatrocientos cuarenta y siete, de fecha veintiocho de abril de mil novecientos noventa y cinco, otorgada ante el Licenciado CARLOS ANTONIO REA FIELD, Notario Número Ciento Ochenta y Siete del Distrito Federal, cuyo primer testimonio quedó inscrito en el Registro Público de Comercio del Distrito Federal, en el folio mercantil número ciento cuarenta y cinco mil cuatrocientos cincuenta y uno, por la que entre otros de hizo constar el nombramiento del ADMINISTRADOR UNICO SUPLENTE. --

c).- Testimonio del instrumento ochenta y cinco mil quinientos dieciocho, de fecha quince de marzo del año dos mil uno, otorgada ante el Licenciado ARMANDO GALVEZ PEREZ ARAGON, Notario Número Ciento Tres del Distrito Federal, cuyo primer testimonio quedó inscrito en el Registro Público de Comercio del Distrito Federal, en el folio mercantil número ciento cuarenta y cinco mil cuatrocientos cincuenta y uno, con fecha veintiocho de junio del año dos mil uno, se hizo constar la protocolización del acta de la Asamblea General Extraordinaria de Accionistas de **"QUALIFAX", SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE**, celebrada el día veintiocho de febrero del año dos mil uno, en la que se tomaron los acuerdos de cambiar la denominación de la sociedad por la que actualmente ostenta de **"SERVIDAY", SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE**, reformándose al efecto el artículo primero de sus estatutos sociales. ---

d).- Testimonio del instrumento ochenta y seis mil seiscientos cuarenta y siete, de fecha veintinueve de mayo del año dos mil uno, otorgada ante el mismo notario que la anterior, cuyo primer testimonio quedó inscrito en el Registro Público de Comercio del Distrito Federal, en el folio mercantil número ciento cuarenta y cinco mil cuatrocientos cincuenta y uno, con fecha seis de julio del año dos mil uno, por medio de la cual se hizo constar los poderes otorgados a favor de DON GONZALO RAMOS RUBIO, EUGENIO LOPEZ BARRIOS y "RALPH S. MASON III". ---

III.- "DISTRIBUIDORA VENUS", SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE. ---

a).- Testimonio de la escritura número veintinueve mil seiscientos siete, de fecha dos de enero de mil novecientos noventa y uno, otorgada ante el Licenciado ROBERTO NÚÑEZ Y BANDERA, Notario Número Uno del Distrito Federal, inscrita en el Registro Público de Comercio del Distrito Federal, en el Folio Mercantil número ciento cincuenta mil trescientos trece, con fecha veinticuatro de octubre de mil novecientos noventa y uno y en este acto me exhiben los comparecientes, se constituyó **"REDAY", SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE.** ---

b).- Testimonio de la escritura treinta mil trescientos cuarenta y ocho, de fecha diez de enero del año dos mil, otorgada ante el Licenciado JORGE ANTONIO FRANCOZ GARATE, Notario Número Diecisiete del Distrito Federal, cuyo primer testimonio quedó inscrito en el Registro Público de Comercio del Distrito Federal, en el folio mercantil número ciento cincuenta mil trescientos trece, con fecha diecisiete de abril del año dos mil dos, se hizo constar la protocolización del acta de la asamblea general extraordinaria de accionistas de "REDAY", SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE, celebrada el treinta de noviembre de mil novecientos noventa y nueve, en la que se tomaron, entre otros acuerdos, el de cambiar la denominación de la sociedad por la de "DISTRIBUIDORA VENUS", SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE, reformándose al efecto el artículo primero de sus estatutos sociales. ---

c).- Por escritura número ochenta y cuatro mil quinientos ochenta y ocho, de fecha veintinueve de enero del año dos mil uno, otorgada ante el Licenciado ARMANDO GALVEZ PEREZ ARAGON, Notario número Ciento Tres del Distrito Federal, cuyo primer testimonio quedó inscrito en el Registro Público de Comercio del Distrito Federal, en el folio mercantil número ciento cincuenta mil trescientos trece, con fecha veintitrés de abril del año dos mil uno, se hizo constar la protocolización del acta de la asamblea general ordinaria de accionistas de "DISTRIBUIDORA VENUS", SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE, celebrada el dieciocho de enero del año dos mil uno. ---

IV.- "JAFRA COSMETICS INTERNATIONAL", SOCIEDAD ANÓNIMA DE CAPITAL

Lic. José Visoso del Valle
Notario No. 92
del Distrito Federal

VARIABLE, con los siguientes documentos: ---

a).- Testimonio de la escritura número cincuenta y dos mil ochocientos noventa y ocho, de fecha veinticinco de febrero de mil novecientos noventa y ocho, otorgada ante el Licenciado MIGUEL ALESSIO ROBLES, Notario número Diecinueve del Distrito Federal, cuyo primer testimonio quedó inscrito en el Registro Público de Comercio del Distrito Federal, en el folio mercantil número doscientos treinta y tres mil novecientos cuarenta y cuatro, se constituyó **"JAFRA COSMETICS INTERNATIONAL", SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE.** ---

b).- Testimonio de la escritura número cincuenta y tres mil doscientos setenta y siete, de fecha treinta de abril de mil novecientos noventa y ocho, otorgada ante el Licenciado ARMANDO GALVEZ PEREZ ARAGON, Notario número Ciento Tres del Distrito Federal, cuyo primer testimonio quedó inscrito en el Registro Público de Comercio del Distrito Federal, en el folio mercantil número doscientos treinta y tres mil novecientos cuarenta y cuatro, por medio de la cual se hizo constar la protocolización del acta de la Asamblea General Extraordinaria de Accionistas de **"JAFRA COSMETICS INTERNATIONAL", SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE**, celebrada el veinticuatro de abril de mil novecientos noventa y ocho, en la que entre otros acuerdos, se tomó el de reformar los estatutos de la sociedad, así como el nombramiento de DON ALBERTO MENA ADAME, como Secretario del Consejo de Administración. ---

c).- Testimonio de la escritura cincuenta y tres mil doscientos ochenta y cinco, de fecha treinta de abril de mil novecientos noventa y ocho, otorgada ante el Licenciado MIGUEL ALESSIO ROBLES, Notario número Diecinueve del Distrito Federal, cuyo primer testimonio quedó inscrito en el Registro Público de Comercio del Distrito Federal, en los folios mercantiles números doscientos treinta y tres mil novecientos cuarenta y cuatro y cuarenta y seis mil novecientos sesenta y dos, por la que se hizo constar la fusión de "JAFRA COSMETICS INTERNATIONAL", SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE, como fusionante, con "GRUPO JAFRA", SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE, como fusionada. ---

d).- Testimonio del instrumento número ochenta y cuatro mil quinientos ochenta y dos, de fecha treinta de enero del año dos mil uno, otorgada ante el Licenciado ARMANDO GALVEZ PEREZ ARAGON, Notario número Ciento Tres del Distrito Federal, cuyo primer testimonio quedó inscrito en el Registro Público de Comercio del Distrito Federal, en el folio mercantil número ciento diez mil seiscientos noventa y nueve, con fecha dieciséis de abril del año dos mil, se hizo constar el nombramiento de Secretario del Consejo de Administración y otorgamiento de poderes. ---

e).- Testimonio del instrumento número ochenta y cuatro mil quinientos ochenta y tres, de fecha veintinueve de enero del año dos mil uno, otorgada ante el Licenciado ARMANDO GALVEZ PEREZ ARAGON, Notario número Ciento Tres del Distrito Federal, cuyo primer testimonio quedó inscrito en el Registro Público de Comercio del Distrito Federal, en el folio mercantil número ciento diez mil seiscientos noventa y nueve, con fecha dieciséis de abril del año dos mil, se hizo constar la designación de doña ELIA ZULEMA VELÁZQUEZ VALENCIA, como Secretario y miembro del Consejo de Administración de "JAFRA COSMETICS", SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE, así como el otorgamiento a su favor de los poderes y facultades en dicha escritura precisados. ---

V.- **"JAFRA COSMETICS", SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE**, con testimonio de

Lic. José Visoso del Valle
Notario No. 92
del Distrito Federal

la escritura veintiocho mil cuatrocientos setenta y uno, de fecha dieciocho de noviembre de mil novecientos noventa y ocho, otorgada ante el licenciado Jorge Antonio Francoz Garate, Notario número Diecisiete de Tlalnepantla, Estado de México, cuyo primer testimonio quedó inscrito en el Registro Público de Comercio del Distrito Federal, en el folio mercantil número ciento diez mil seiscientos noventa y nueve, con fecha uno de diciembre de mil novecientos noventa y ocho, por la cual se hizo constar la transformación de "Jafra Cosmetics", *Sociedad de Responsabilidad Limitada* de Capital Variable, a SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE, la adopción de estatutos sociales y el nombramiento de miembros del órgano de administración, funcionarios y comisarios. ---

VI.- "COSMÉTICOS Y FRAGANCIAS", SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE, con testimonio de la escritura ochenta y cuatro mil quinientos ochenta y nueve, de fecha veintinueve de enero del año dos mil uno, otorgada ante el licenciado Armando Galvez Pérez Aragón, Notario número Ciento Tres del Distrito Federal, cuyo primer testimonio quedó inscrito en el Registro Público de Comercio del Distrito Federal, en el folio mercantil número doscientos cuarenta y cuatro mil ochocientos veintiuno con fecha dieciséis de abril del año dos mil uno, por medio de la cual se hizo constar la renuncia y nombramiento del secretario y miembro del Consejo de Administración así como la revocación y otorgamiento de poderes. ---

VII.- "JAFRAFIN", SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE, con testimonio del *instrumento número ochenta y cuatro mil quinientos ochenta, de fecha* veintinueve de enero del año dos mil uno, otorgada ante el licenciado Armando Gálvez Pérez Aragón, Notario número Ciento Tres del Distrito Federal, cuyo primer testimonio quedó inscrito en el Registro Público de Comercio del Distrito Federal, en el folio mercantil número doscientos sesenta y siete mil ciento setenta y tres, con fecha dieciséis de abril del año dos mil uno, por medio de la cual se hizo constar la designación de DOÑA ELIA ZULEMA VELÁZQUEZ VALENCIA, como Secretario y miembro del Consejo de Administración y otorgamiento de poderes. ---

VIII.- "DISTRIBUIDORA COMERCIAL JAFRA", SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE: ---

Testimonio de la escritura noventa y seis mil setecientos sesenta y uno, de fecha veintiséis de febrero del año dos mil tres, otorgada ante el Licenciado ARMANDO GALVEZ PEREZ ARAGON, Notario número Ciento Tres del Distrito Federal, cuyo primer testimonio quedó inscrito en el Registro Público de Comercio del Distrito Federal, en el folio mercantil número trescientos dos mil trescientos cuarenta y uno, con fecha veinticinco de marzo del año dos mil tres, por medio de la cual se constituyó "DISTRIBUIDORA COMERCIAL JAFRA", SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE, con domicilio en México, Distrito Federal, duración de noventa y nueve años, capital social mínimo fijo de quinientos mil pesos, moneda nacional (actualmente cincuenta mil pesos, moneda nacional) y teniendo por objeto el que se detalla en dicha escritura. ---

Una copia de dichas escrituras las agrego al apéndice de este instrumento con la letra "M", "N", "Ñ", "O", "P", "Q" " R" y "S". ---

IX).- DON JAIME PALOMINO ECHAVE, en representación de "BANKBOSTON", SOCIEDAD ANONIMA, INSTITUCION DE BANCA MÚLTIPLE, DIVISION FIDUCIARIA con los documentos que se mencionan a continuación y que se detallan en la certificación que agrego al apéndice de este

Lic. José Visoso del Valle
Notario No. 92
del Distrito Federal

instrumento con la letra "T".---

a).- Con la escritura ante mí, número sesenta y cuatro mil trescientos cincuenta y dos, de fecha catorce de agosto de mil novecientos noventa y cinco, cuyo primer testimonio quedó inscrito en el Registro Público de Comercio del Distrito Federal, en el folio mercantil número doscientos cinco mil ochocientos quince, con fecha diecinueve de febrero de mil novecientos noventa y seis. ---

b).- Con la escritura pública número veintiún mil trescientos setenta y dos, de fecha diez de septiembre del año dos mil uno, otorgada ante el licenciado Alejandro Del Valle Palazuelos, notario público número ciento cuarenta y nueve del Distrito Federal, cuyo primer testimonio quedó inscrito en el Registro Público de Comercio del Distrito Federal el veintiuno de septiembre del año dos mil uno, bajo el folio mercantil número doscientos cinco mil ochocientos quince.---

YO, EL NOTARIO CERTIFICO:---

UNO.- Que me identifiqué ante los comparecientes con mi calidad de Notario.---

DOS.- Que me cercioré de la identidad de los comparecientes, personas a las que concepto capacitadas legalmente para la celebración de este acto.---

TRES.- Que las partes tienen conocimiento de las facultades de revisión de las autoridades fiscales para formular liquidaciones por las diferencias que resulten en el pago de Impuestos Federales o Locales que se causen con motivo de esta operación y por lo tanto serán responsables, en su caso, de estas diferencias. ---

CUATRO.- Que respecto al Impuesto Sobre la Renta y al Valor Agregado, no se formula liquidación en virtud de no existir enajenación en términos del artículo catorce del Código Fiscal de la Federación.---

CINCO.- Que por sus generales los comparecientes manifestaron ser:---

DON EUGENIO LOPEZ BARRIOS, mexicano por nacimiento, originario del Distrito Federal, lugar donde nació el día ocho de junio de mil novecientos cuarenta y uno, casado, publicista, con domicilio en Calle Pico de Turquino trece, departamento trescientos dos, colonia Jardines en la Montaña, Delegación Tlalpan, Distrito Federal.---

Se identifica con: Credencial para votar con clave de elector número "LPBREG" cuarenta y un millones sesenta mil ochocientos nueve H" seiscientos, expedida a su favor por el Instituto Federal Electoral.---

DOÑA ELIA ZULEMA VELÁZQUEZ VALENCIA, mexicana por nacimiento, originaria de Guadalajara, Estado de Jalisco, lugar donde nació el día veintidós de octubre de mil novecientos cincuenta y ocho, casada, Psicóloga, con domicilio en calle Aquiles ciento noventa y seis, colonia Lomas de Axomiatla, Delegación Alvaro Obregón, Distrito Federal.---

Se identifica con: Credencial para votar con clave de elector número "VLVLEL" cincuenta y ocho millones ciento dos mil doscientos catorce "M" cero cero cero, expedida a su favor por el Instituto Federal Electoral.---

DON JAIME PALOMINO ECHAVE, mexicano por nacimiento, originario del Distrito Federal, lugar donde nació el día trece de octubre de mil novecientos sesenta y ocho, soltero, funcionario bancario, con domicilio en Bosque de Alisos número cuarenta y siete guión "B", colonia Bosques de las Lomas, Delegación Cuajimalpa, Distrito Federal.---

Se identifica con: Credencial para votar con clave de elector número "PLECJM" sesenta y ocho millones ciento un mil trescientos nueve "H" setecientos, expedida a su favor por el Instituto Federal Electoral.---

Lic. José Visoso del Valle
Notario No. 92
del Distrito Federal

SIETE.- Que **DON EUGENIO LOPEZ BARRIOS, DOÑA ELIA ZULEMA VELÁZQUEZ VALENCIA** y **DON JAIME PALOMINO ECHAVE,** tienen la legítima representación de las Sociedades, las cuales están constituidas conforme a la Ley. --

DIEZ.- Que tuve a la vista los documentos relacionados en este instrumento. ----------------------------

ONCE.- Que los comparecientes manifiestan que el contenido del presente instrumento es consecuencia de sus manifestaciones, declaraciones e instrucciones. ---

DOCE.- Que hice saber a los comparecientes su derecho a leer personalmente este instrumento.---------

TRECE.- Que el presente instrumento fue leído a los comparecientes, a quienes enteré y expliqué el valor, consecuencias y alcances legales de su contenido y manifestaron su plena comprensión y su conformidad y lo firmaron ante mí, el día veinte del mes de mayo del año dos mil tres, mismo momento en que lo **AUTORIZO DEFINITIVAMENTE.- DOY FE.** --

Contrato de Fideicomiso Irrevocable
Traslativo de Dominio y de Garantía
Certificado del Secretario del Consejo de
Administración de las Sociedades Emisoras

20 de mayo de 2003

BankBoston, S.A.
Institución de Banca Múltiple,
División Fiduciaria
Bosque de Alisos No. 47-B, 3er. Piso
Fraccionamiento Bosques de las Lomas
05120 México, Distrito Federal

At'n: Director Fiduciario

Estimados señores:

Hago referencia al Contrato de Fideicomiso Irrevocable de Garantía Traslativo de Dominio (el "Contrato de Fideicomiso"), celebrado el día 20 de mayo de 2003, entre Distribuidora Comercial Jafra, S.A. de C.V., Jafra Cosmetics International, S.A. de C.V., Dirsamex, S.A. de C.V., Distribuidora Venus, S.A. de C.V., Serviday, S.A. de C.V., Jafrafin, S.A. de C.V., Jafra Cosmetics, S.A. de C.V. y Cosméticos y Fragancias, S.A. de C.V., conjuntamente como fideicomitentes y fideicomisarios en primera lugar, Credit Suisse First Boston, actuando a través de su sucursal en Gran Caimán, como fideicomisario en primer lugar, actuando como agente de garantías de los acreditantes bajo el Contrato de Crédito (según dicho término se define en el Contrato de Fideicomiso); y BankBoston, S.A., Institución de Banca Múltiple, División Fiduciaria, como fiduciario. Los términos utilizados con mayúscula inicial en el presente y no definidos expresamente en el mismo, serán utilizados tal como se les define en el Contrato de Fideicomiso.

Yo, Elia Zulema Velázquez Valencia, en mi carácter de Secretario del Consejo de Administración de **Dirsamex, S.A. de C.V.,** (la "Sociedad") certifico bajo protesta de decir verdad, que a fecha del presente, la transmisión de la propiedad de las Acciones de JCSA en favor del Fiduciario se encuentra debidamente inscrita en el libro de registro de acciones de la Sociedad. Una copia certificada del asiento respectivo en el libro de registro de acciones de la Sociedad se adjunta al presente como "Anexo A".

EN TESTIMONIO DE LO ANTERIOR, expido el presente Certificado este día 20 de mayo de 2003.



Nombre: Elia Zulema Velázquez Valencia
Cargo: Secretario del Consejo de Administración

Asiento No. 14

El suscrito, Secretario de la Sociedad, hago constar que con esta fecha Jafra Cosmetics International, S.A. de C.V., accionista de la Sociedad, endosó en propiedad sus acciones representadas por el título de acciones No. 5 , en favor de BankBoston, S.A., Institución de Banca Múltiple, División Fiduciaria, en virtud del Contrato de Fideicomiso Irrevocable de Garantía Traslativo de Dominio, celebrado por Distribuidora Comercial Jafra, S.A. de C.V., Jafra Cosmetics International, S.A. de C.V., Dirsamex, S.A. de C.V., Distribuidora Venus, S.A. de C.V., Serviday, S.A. de C.V., Jafrafin, S.A. de C.V., Jafra Cosmetics, S.A. de C.V., y Cosméticos y Fragancias, S.A. de C.V., en su carácter de Fideicomitentes y fideicomisarios en segundo lugar, Credit Suisse First Boston, sucursal en Gran Caimán, en su carácter de fideicomisario en primer lugar y BankBoston, S.A., Institución de Banca Múltiple, División Fiduciaria, en su carácter de Fiduciario.

México, Distrito Federal, a 20 de mayo de 2003.



Por: Elia Zulema Velázquez Valencia
Cargo: Secretario

Contrato de Fideicomiso Irrevocable
Traslativo de Dominio y de Garantía
Certificado del Secretario del Consejo de
Administración de las Sociedades Emisoras

20 de mayo de 2003

BankBoston, S.A.
Institución de Banca Múltiple,
División Fiduciaria
Bosque de Alisos No. 47-B, 3er. Piso
Fraccionamiento Bosques de las Lomas
05120 México, Distrito Federal

At'n: Director Fiduciario

Estimados señores:

Hago referencia al Contrato de Fideicomiso Irrevocable de Garantía Traslativo de Dominio (el "Contrato de Fideicomiso"), celebrado el día 20 de mayo de 2003, entre Distribuidora Comercial Jafra, S.A. de C.V., Jafra Cosmetics International, S.A. de C.V., Dirsamex, S.A. de C.V., Distribuidora Venus, S.A. de C.V., Serviday, S.A. de C.V., Jafrafin, S.A. de C.V., Jafra Cosmetics, S.A. de C.V. y Cosméticos y Fragancias, S.A. de C.V., conjuntamente como fideicomitentes y fideicomisarios en primera lugar, Credit Suisse First Boston, actuando a través de su sucursal en Gran Caimán, como fideicomisario en primer lugar, actuando como agente de garantías de los acreditantes bajo el Contrato de Crédito (según dicho término se define en el Contrato de Fideicomiso); y BankBoston, S.A., Institución de Banca Múltiple, División Fiduciaria, como fiduciario. Los términos utilizados con mayúscula inicial en el presente y no definidos expresamente en el mismo, serán utilizados tal como se les define en el Contrato de Fideicomiso.

Yo, Elia Zulema Velázquez Valencia, en mi carácter de Secretario del Consejo de Administración de **Distribuidora Venus S.A. de C.V.**, (la "Sociedad") certifico bajo protesta de decir verdad, que a fecha del presente, la transmisión de la propiedad de las Acciones de JCSA en favor del Fiduciario se encuentra debidamente inscrita en el libro de registro de acciones de la Sociedad. Una copia certificada del asiento respectivo en el libro de registro de acciones de la Sociedad se adjunta al presente como "Anexo A".

EN TESTIMONIO DE LO ANTERIOR, expido el presente Certificado este día 20 de mayo de 2003.



Nombre: Elia Zulema Velázquez Valencia
Cargo: Secretario del Consejo de Administración

Asiento No. 21

El suscrito, Secretario de la Sociedad, hago constar que con esta fecha Jafra Cosmetics International, S.A. de C.V., accionista de la Sociedad, endosó en propiedad sus acciones representadas por los títulos de acciones 5 y 7, en favor de BankBoston, S.A., Institución de Banca Múltiple, División Fiduciaria, en virtud del Contrato de Fideicomiso Irrevocable de Garantía Traslativo de Dominio, celebrado por Distribuidora Comercial Jafra, S.A. de C.V., Jafra Cosmetics International, S.A. de C.V., Dirsamex, S.A. de C.V., Distribuidora Venus, S.A. de C.V., Serviday, S.A. de C.V., Jafrafin, S.A. de C.V., Jafra Cosmetics, S.A. de C.V., y Cosméticos y Fragancias, S.A. de C.V., en su carácter de Fideicomitentes y fideicomisarios en segundo lugar, Credit Suisse First Boston, sucursal en Gran Caimán, en su carácter de fideicomisario en primer lugar y BankBoston, S.A., Institución de Banca Múltiple, División Fiduciaria, en su carácter de Fiduciario.

México, Distrito Federal, a 20 de mayo de 2003.



Por: Elia Zulema Velázquez Valencia
Cargo: Secretario

Contrato de Fideicomiso Irrevocable
Traslativo de Dominio y de Garantía
Certificado del Secretario del Consejo de
Administración de las Sociedades Emisoras

20 de mayo de 2003

BankBoston, S.A.
Institución de Banca Múltiple,
División Fiduciaria
Bosque de Alisos No. 47-B, 3er. Piso
Fraccionamiento Bosques de las Lomas
05120 México, Distrito Federal

At'n: Director Fiduciario

Estimados señores:

Hago referencia al Contrato de Fideicomiso Irrevocable de Garantía Traslativo de Dominio (el "Contrato de Fideicomiso"), celebrado el dia 20 de mayo de 2003, entre Distribuidora Comercial Jafra, S.A. de C.V., Jafra Cosmetics International, S.A. de C.V., Dirsamex, S.A. de C.V., Distribuidora Venus, S.A. de C.V., Serviday, S.A. de C.V., Jafrafin, S.A. de C.V., Jafra Cosmetics, S.A. de C.V. y Cosméticos y Fragancias, S.A. de C.V., conjuntamente como fideicomitentes y fideicomisarios en primera lugar, Credit Suisse First Boston, actuando a través de su sucursal en Gran Caimán, como fideicomisario en primer lugar, actuando como agente de garantías de los acreditantes bajo el Contrato de Crédito (según dicho término se define en el Contrato de Fideicomiso); y BankBoston, S.A., Institución de Banca Múltiple, División Fiduciaria, como fiduciario. Los términos utilizados con mayúscula inicial en el presente y no definidos expresamente en el mismo, serán utilizados tal como se les define en el Contrato de Fideicomiso.

Yo, Elia Zulema Velázquez Valencia, en mi carácter de Secretario del Consejo de Administración de **Serviday, S.A. de C.V.**, (la "Sociedad") certifico bajo protesta de decir verdad, que a fecha del presente, la transmisión de la propiedad de las Acciones de JCSA en favor del Fiduciario se encuentra debidamente inscrita en el libro de registro de acciones de la Sociedad. Una copia certificada del asiento respectivo en el libro de registro de acciones de la Sociedad se adjunta al presente como "Anexo A".

EN TESTIMONIO DE LO ANTERIOR, expido el presente Certificado este día 20 de mayo de 2003.



Nombre: Elia Zulema Velázquez Valencia
Cargo: Secretario del Consejo de Administración

Asiento No. 15

El suscrito, Secretario de la Sociedad, hago constar que con esta fecha Jafra Cosmetics International, S.A. de C.V., accionista de la Sociedad, endosó en propiedad sus acciones representadas por el título de acciones No. 5 , en favor de BankBoston, S.A., Institución de Banca Múltiple, División Fiduciaria, en virtud del Contrato de Fideicomiso Irrevocable de Garantía Traslativo de Dominio, celebrado por Distribuidora Comercial Jafra, S.A. de C.V., Jafra Cosmetics International, S.A. de C.V., Dirsamex, S.A. de C.V., Distribuidora Venus, S.A. de C.V., Serviday, S.A. de C.V., Jafrafin, S.A. de C.V., Jafra Cosmetics, S.A. de C.V., y Cosméticos y Fragancias, S.A. de C.V., en su carácter de Fideicomitentes y fideicomisarios en segundo lugar, Credit Suisse First Boston, sucursal en Gran Caimán, en su carácter de fideicomisario en primer lugar y BankBoston, S.A., Institución de Banca Múltiple, División Fiduciaria, en su carácter de Fiduciario.

México, Distrito Federal, a 20 de mayo de 2003.



Por: Elia Zulema Velázquez Valencia
Cargo: Secretario

20 de mayo de 2003

BankBoston, S.A.
Institución de Banca Múltiple,
División Fiduciaria
Bosque de Alisos No. 47-B, 3er. Piso
Fraccionamiento Bosques de las Lomas
05120 México, Distrito Federal

At'n: Director Fiduciario

Estimados señores:

Hago referencia al Contrato de Fideicomiso Irrevocable de Garantía Traslativo de Dominio (el "Contrato de Fideicomiso"), celebrado el día 20 de mayo de 2003, entre Distribuidora Comercial Jafra, S.A. de C.V., Jafra Cosmetics International, S.A. de C.V., Dirsamex, S.A. de C.V., Distribuidora Venus, S.A. de C.V., Serviday, S.A. de C.V., Jafrafin, S.A. de C.V., Jafra Cosmetics, S.A. de C.V. y Cosméticos y Fragancias, S.A. de C.V., conjuntamente como fideicomitentes y fideicomisarios en primera lugar, Credit Suisse First Boston, actuando a través de su sucursal en Gran Caimán, como fideicomisario en primer lugar, actuando como agente de garantías de los acreditantes bajo el Contrato de Crédito (según dicho término se define en el Contrato de Fideicomiso); y BankBoston, S.A., Institución de Banca Múltiple, División Fiduciaria, como fiduciario. Los términos utilizados con mayúscula inicial en el presente y no definidos expresamente en el mismo, serán utilizados tal como se les define en el Contrato de Fideicomiso.

Yo, Elia Zulema Velázquez Valencia, en mi carácter de Secretario del Consejo de Administración de **Jafrafin, S.A. de C.V.**, (la "Sociedad") certifico bajo protesta de decir verdad, que a fecha del presente, la transmisión de la propiedad de las Acciones de JCSA en favor del Fiduciario se encuentra debidamente inscrita en el libro de registro de acciones de la Sociedad. Una copia certificada del asiento respectivo en el libro de registro de acciones de la Sociedad se adjunta al presente como "Anexo A".

EN TESTIMONIO DE LO ANTERIOR, expido el presente Certificado este día 20 de mayo de 2003.



Nombre: Elia Zulema Velázquez Valencia
Cargo: Secretario del Consejo de Administración

Asiento No. 3

El suscrito, Secretario de la Sociedad, hago constar que con esta fecha, los accionistas de la Sociedad, solicitaron la cancelación de los títulos de acciones No. 1 y 3 y la emisión de nuevos títulos accionarios representativos de su tenencia accionaria en la Sociedad. En virtud de lo anterior, el capital social quedó distribuido conforme a lo siguiente:

TITULO DEFINITIVO DE ACCIONES	ACCIONISTA	NUMERO ACCIONES	SERIE	CAPITAL FIJO/VARIABLE
4	Jafra Cosmetics International, S.A. de C.V.	49	A	FIJO
5	Eugenio López Barrios	1	A	FIJO

México, Distrito Federal, a 20 de mayo de 2003.



Por: Elia Zulema Velázquez Valencia
Cargo: Secretario

Contrato de Fideicomiso Irrevocable
Traslativo de Dominio y de Garantía
Certificado del Secretario del Consejo de
Administración de las Sociedades Emisoras

20 de mayo de 2003

BankBoston, S.A.
Institución de Banca Múltiple,
División Fiduciaria
Bosque de Alisos No. 47-B, 3er. Piso
Fraccionamiento Bosques de las Lomas
05120 México, Distrito Federal

At'n: Director Fiduciario

Estimados señores:

Hago referencia al Contrato de Fideicomiso Irrevocable de Garantía Traslativo de Dominio (el "Contrato de Fideicomiso"), celebrado el día 20 de mayo de 2003, entre Distribuidora Comercial Jafra, S.A. de C.V., Jafra Cosmetics International, S.A. de C.V., Dirsamex, S.A. de C.V., Distribuidora Venus, S.A. de C.V., Serviday, S.A. de C.V., Jafrafin, S.A. de C.V., Jafra Cosmetics, S.A. de C.V. y Cosméticos y Fragancias, S.A. de C.V., conjuntamente como fideicomitentes y fideicomisarios en primera lugar, Credit Suisse First Boston, actuando a través de su sucursal en Gran Caimán, como fideicomisario en primer lugar, actuando como agente de garantías de los acreditantes bajo el Contrato de Crédito (según dicho término se define en el Contrato de Fideicomiso); y BankBoston, S.A., Institución de Banca Múltiple, División Fiduciaria, como fiduciario. Los términos utilizados con mayúscula inicial en el presente y no definidos expresamente en el mismo, serán utilizados tal como se les define en el Contrato de Fideicomiso.

Yo, Elia Zulema Velázquez Valencia, en mi carácter de Secretario del Consejo de Administración de **Jafra Cosmetics, S.A. de C.V.**, (la "Sociedad") certifico bajo protesta de decir verdad, que a fecha del presente, la transmisión de la propiedad de las Acciones de JCSA en favor del Fiduciario se encuentra debidamente inscrita en el libro de registro de acciones de la Sociedad. Una copia certificada del asiento respectivo en el libro de registro de acciones de la Sociedad se adjunta al presente como "Anexo A".

EN TESTIMONIO DE LO ANTERIOR, expido el presente Certificado este día 20 de mayo de 2003.



Nombre: Elia Zulema Velázquez Valencia
Cargo: Secretario del Consejo de Administración

Asiento No. 22

El suscrito, Secretario de la Sociedad, hago constar que con esta fecha Jafra Cosmetics International, S.A. de C.V., accionista de la Sociedad, endosó en propiedad sus acciones representadas por los títulos de acciones 2 y 4, en favor de BankBoston, S.A., Institución de Banca Múltiple, División Fiduciaria, en virtud del Contrato de Fideicomiso Irrevocable de Garantía Traslativo de Dominio, celebrado por Distribuidora Comercial Jafra, S.A. de C.V., Jafra Cosmetics International, S.A. de C.V., Dirsamex, S.A. de C.V., Distribuidora Venus, S.A. de C.V., Serviday, S.A. de C.V., Jafrafin, S.A. de C.V., Jafra Cosmetics, S.A. de C.V., y Cosméticos y Fragancias, S.A. de C.V., en su carácter de Fideicomitentes y fideicomisarios en segundo lugar, Credit Suisse First Boston, sucursal en Gran Caimán, en su carácter de fideicomisario en primer lugar y BankBoston, S.A., Institución de Banca Múltiple, División Fiduciaria, en su carácter de Fiduciario.

México, Distrito Federal, a 20 de mayo de 2003.



Por: Elia Zulema Velázquez Valencia
Cargo: Secretario

Contrato de Fideicomiso Irrevocable
Traslativo de Dominio y de Garantía
Certificado del Secretario del Consejo de
Administración de las Sociedades Emisoras

20 de mayo de 2003

BankBoston, S.A.
Institución de Banca Múltiple,
División Fiduciaria
Bosque de Alisos No. 47-B, 3er. Piso
Fraccionamiento Bosques de las Lomas
05120 México, Distrito Federal

At'n: Director Fiduciario

Estimados señores:

Hago referencia al Contrato de Fideicomiso Irrevocable de Garantía Traslativo de Dominio (el "Contrato de Fideicomiso"), celebrado el día 20 de mayo de 2003, entre Distribuidora Comercial Jafra, S.A. de C.V., Jafra Cosmetics International, S.A. de C.V., Dirsamex, S.A. de C.V., Distribuidora Venus, S.A. de C.V., Serviday, S.A. de C.V., Jafrafin, S.A. de C.V., Jafra Cosmetics, S.A. de C.V. y Cosméticos y Fragancias, S.A. de C.V., conjuntamente como fideicomitentes y fideicomisarios en primera lugar, Credit Suisse First Boston, actuando a través de su sucursal en Gran Caimán, como fideicomisario en primer lugar, actuando como agente de garantías de los acreditantes bajo el Contrato de Crédito (según dicho término se define en el Contrato de Fideicomiso); y BankBoston, S.A., Institución de Banca Múltiple, División Fiduciaria, como fiduciario. Los términos utilizados con mayúscula inicial en el presente y no definidos expresamente en el mismo, serán utilizados tal como se les define en el Contrato de Fideicomiso.

Yo, Elia Zulema Velázquez Valencia, en mi carácter de Secretario del Consejo de Administración de **Cosméticos y Fragancias, S.A. de C.V.,** (la "Sociedad") certifico bajo protesta de decir verdad, que a fecha del presente, la transmisión de la propiedad de las Acciones de JCSA en favor del Fiduciario se encuentra debidamente inscrita en el libro de registro de acciones de la Sociedad. Una copia certificada del asiento respectivo en el libro de registro de acciones de la Sociedad se adjunta al presente como "Anexo A".

EN TESTIMONIO DE LO ANTERIOR, expido el presente Certificado este día 20 de mayo de 2003.



Nombre: Elia Zulema Velázquez Valencia
Cargo: Secretario del Consejo de Administración

Asiento No. 4

El suscrito, Secretario de la Sociedad, hago constar que con esta fecha Jafra Cosmetics International, S.A. de C.V., accionista de la Sociedad, endosó en propiedad sus acciones representadas por el título de acciones No. 4 , en favor de BankBoston, S.A., Institución de Banca Múltiple, División Fiduciaria, en virtud del Contrato de Fideicomiso Irrevocable de Garantía Traslativo de Dominio, celebrado por Distribuidora Comercial Jafra, S.A. de C.V., Jafra Cosmetics International, S.A. de C.V., Dirsamex, S.A. de C.V., Distribuidora Venus, S.A. de C.V., Serviday, S.A. de C.V., Jafrafin, S.A. de C.V., Jafra Cosmetics, S.A. de C.V., y Cosméticos y Fragancias, S.A. de C.V., en su carácter de Fideicomitentes y fideicomisarios en segundo lugar, Credit Suisse First Boston, sucursal en Gran Caimán, en su carácter de fideicomisario en primer lugar y BankBoston, S.A., Institución de Banca Múltiple, División Fiduciaria, en su carácter de Fiduciario.

México, Distrito Federal, a 20 de mayo de 2003.



Por: Elia Zulema Velázquez Valencia
Cargo: Secretario

-- 78,2

LIBRO NUMERO OCHOCIENTOS NOVENTA Y TRES.--

INSTRUMENTO NUMERO SETENTA Y OCHO MIL DOSCIENTOS

FOLIOS NUMEROS DEL CUARENTA Y CUATRO MIL CUATROCIENTOS

AL CUARENTA Y CUATRO MIL CUATROCIENTOS

EN LA CIUDAD DE MEXICO, a los **diecinueve** días del mes de **junio** del año **dos mil tres.** ------------

JOSE VISOSO DEL VALLE, NOTARIO NUMERO NOVENTA Y DOS DEL DISTRITO FEDERAL Y DEL PATRIMONIO INMUEBLE FEDERAL, HAGO CONSTAR:---------------------

EL OTORGAMIENTO DE UN CONTRATO DE FIDEICOMISO IRREVOCABLE DE ADMINISTRACIÓN CON DERECHO DE REVERSIÓN (EN LO SUCESIVO, EL "CONTRATO"), QUE CELEBRAN POR UNA PARTE, "DISTRIBUIDORA VENUS", SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE, REPRESENTADA EN ESTE ACTO POR DON EUGENIO LOPEZ BARRIOS Y DOÑA ELIA ZULEMA VELÁZQUEZ VALENCIA, COMO FIDEICOMITENTE Y FIDEICOMISARIO (EN LO SUCESIVO "DVSA"), Y POR OTRA PARTE, "BANKBOSTON", SOCIEDAD ANÓNIMA, INSTITUCIÓN DE BANCA MÚLTIPLE, DIVISIÓN FIDUCIARIA, REPRESENTADO EN ESTE ACTO POR SUS DELEGADOS FIDUCIARIOS, DON JAIME PALOMINO ECHAVE Y DON JESÚS MIGUEL ESCUDERO BASURTO, COMO FIDUCIARIO EN LO SUCESIVO, EL "FIDUCIARIO", conforme a las siguientes, declaraciones y cláusulas que siguen a la siguiente protesta: ---------------------

Yo, el Notario, certifico que protesté a los comparecientes para que se conduzcan con verdad en este acto y les advertí de las penas en que incurre quien declara falsamente al ser interrogado por Notario del Distrito Federal en cumplimiento de las atribuciones establecidas por la Ley, en términos de lo dispuesto por los artículos ciento sesenta y cinco de la Ley del Notariado y trescientos once del Código Penal, ambos para el Distrito Federal, que en lo conducente establecen: ---

"Artículo 165.- Se aplicará la pena prevista por el artículo 247 del Código Penal al que: --------------------
I.- Interrogado por Notario del Distrito Federal, por el Colegio en cumplimiento de las atribuciones establecidas por esta Ley, o por el Archivo, falte a la verdad;---
II.- Hiciere declaraciones falsas ante Notario del Distrito Federal que éste haga constar en un instrumento." --
"Artículo 311. ---
Quien, al declarar ante autoridad en ejercicio de sus funciones o con motivo de ellas, faltare a la verdad en relación con los hechos que motivan la intervención de esta, será sancionado con pena de dos a seis años de prisión y de cien a trescientos días multa. --
Si la falsedad en declaración se refiere a las circunstancias o accidentes de los hechos que motivan la intervención de la autoridad, la pena será de uno a tres años de prisión, y de cincuenta a ciento cincuenta

días multa.". --

--DECLARACIONES--

I.- DVSA, en su carácter de fideicomitente, en este acto declara, a través de sus representantes legales y bajo protesta de decir verdad, que: ---

(a).- Es una sociedad anónima de capital variable debidamente constituida y válidamente existente conforme a las leyes de los Estados Unidos Mexicanos ("México"), y cuenta con plena capacidad legal y autorizaciones corporativas suficientes para celebrar y cumplir con sus obligaciones bajo el presente Contrato; --

(b) Es el único y legítimo propietario del inmueble identificado como **el edificio marcado con el número veinticinco de las calles de Victoria y terreno sobre el cual está construido, que es la fracción norte del lote de terreno número siete de la manzana diez, del superfraccionamiento Industrial denominado "Alce Blanco", ubicado en San Bartolo Naucalpan, en términos del Distrito de Tlalnepantla, Estado de México,**según instrumento número **cincuenta y tres mil doscientos treinta y nueve,** de fecha veinte de abril de mil novecientos noventa y ocho, otorgada ante el Licenciado MIGUEL ALESSIO ROBLES, Notario número Diecinueve del Distrito Federal, cuyo primer testimonio quedó inscrito en el Registro Público de la Propiedad de Tlalnepantla, adscrito a los Municipios de Naucalpan y Huixquilucan, Estado de México, bajo la partida doscientos sesenta, del volumen mil cuatrocientos seis, libro primero de la Sección Primera, con fecha primero de junio de mil novecientos noventa y ocho y que en este acto me exhibe, en el que se hizo constar el contrato de compraventa, por el que **"REDAY", SOCIEDAD ANONIMA DE CAPITAL VARIABLE**, adquirió de **"GILLETTE MANUFACTURA", SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE,** en precio de UN MILLON CUATROCIENTOS MIL DOLARES, MONEDA DE LOS ESTADOS UNIDOS DE AMERICA, dicho inmueble con la superficie, medidas y linderos que en el título que se relaciona se describieron como sigue: --

"con superficie de CUATRO MIL CIENTO SETENTA Y TRES METROS CUADRADOS CATORCE DECÍMETROS y los siguientes linderos:- AL NORESTE, en sesenta y cinco metros veintiun centímetros, con la calle de la Victoria;- AL SUR, en sesenta y siete metros cuarenta y cinco centímetros, con la fracción sur del lote siete;- AL ORIENTE, en cincuenta y un metros setenta centímetros, con el lote uno de la manzana diez;- AL PONIENTE, en sesenta y tres metros setenta centímetros, con la calle cuatro; y AL NORTE, en nueve metros cinco centímetros, con la intersección de la calle cuatro y la calle Victoria".--

(c).- Que el inmueble objeto de este instrumento se encuentra libre de gravamen, no tiene embargos ni limitaciones en su dominio, y sobre él no aparece decreto alguno que establezca provisiones destinos, usos o reservas, lo que se acredita con el certificado de libertad de gravámenes que fue presentado ante el

Director del Registro Público de la Propiedad de **Tlalnepantla, Estado de México,** con fecha **cuatro de junio de año dos mil tres,** el cual agrego al apéndice de este instrumento bajo la letra **"A"**.---------------

(d) Todos los cargos por concepto de impuesto predial del Inmueble han sido totalmente pagados en tiempo y forma, y no se encuentra pendiente de pago, cantidad alguna por contribuciones Federales, Estatales, Municipales o Locales, pagos por servicio de agua, alcantarillado, impuestos o derechos respecto de o relacionados con el Inmueble;---

(e) Se han obtenido todos los permisos y autorizaciones de cualquiera naturaleza legalmente requeridos en relación con el Inmueble, los cuales se encuentran en pleno vigor y efecto, salvo por contribuciones por montos no significativos cuya falta de pago oportuno, o salvo por permisos y autorizaciones cuya falta de obtención, no tiene ni se espera que tenga un efecto adverso de importancia en el valor del Inmueble; --

(f) El Inmueble no se encuentra sujeto a ningún convenio, contrato, acuerdo u otro tipo de documento o instrumento conforme al cual se prohíba la cesión, transferencia o prenda del mismo por parte de DVSA;

(g) El Inmueble se encuentra asegurado con compañías aseguradoras financieramente sólidas y de reconocido prestigio, abarcando cobertura contra pérdidas y daños del tipo que son generalmente asegurados por compañías que se dedican al mismo giro de negocio o a uno similar, siendo dichos seguros por montos no menores a aquellos montos que dichas otras compañías acostumbran bajo las mismas circunstancias, y DVSA ha pagado todas las primas de seguro vencidas y pagaderas con respecto a dichas coberturas. Las primas y coberturas antes referidas se encuentran en pleno vigor y efecto a la fecha del presente Contrato; --

(h) No requiere autorización o aprobación alguna para celebrar el presente Contrato ni para transmitir el Inmueble en favor del Fiduciario, para los Fines del Fideicomiso, ni para cumplir o llevar a cabo las obligaciones asumidas por el mismo en los términos del presente Contrato, las cuales son legales, válidas y exigibles en contra de DVSA en los términos del presente Contrato;---

(i) A esta fecha, no existe y, a su leal saber y entender, después de haber realizado una investigación razonable, no tiene conocimiento de que exista amenaza de que vaya a iniciarse, alguna acción, demanda, reclamación, requerimiento o procedimiento ante cualquier tribunal, agencia gubernamental o árbitro que afecte o pudiere afectar la legalidad, validez o exigibilidad del presente Contrato, o la legítima propiedad de DVSA sobre el Inmueble; --

(j) La celebración y el cumplimento de este Contrato no viola o constituye un incumplimiento bajo (i) cualquier disposición de sus estatutos sociales o de su acta constitutiva, (ii) cualquier contrato, acuerdo, licencia, resolución u orden de la cual DVSA sea parte o a la cual DVSA o cualquiera de sus activos esté sujeto, o (iii) cualquier ley, reglamento, circular, orden o decreto de cualquier dependencia o entidad gubernamental;---

(k) Las personas que celebran este Contrato en su nombre y representación tienen poderes y facultades suficientes, así como las autorizaciones corporativas necesarias para celebrar este Contrato en su nombre, y que dichos poderes, facultades y autorizaciones corporativas no han sido modificadas, revocadas o limitadas en forma alguna; ---

(l) Es su intención transmitir de manera irrevocable el Inmueble en favor del Fiduciario para los Fines del Fideicomiso (según dicho término se define más adelante) de conformidad con lo dispuesto en este Contrato; y ---

(m) Aún y cuando transmite la titularidad y propiedad del Inmueble al Fiduciario para el cumplimento de los Fines del Fideicomiso, DVSA conserva, sujeto a los términos y condiciones del presente Contrato, el derecho a readquirir del Fiduciario el Inmueble (el "Derecho de Reversión"), por lo que hasta en tanto el Derecho de Reversión no termine conforme a lo previsto en el presente Contrato, la transmisión del Inmueble al Fiduciario conforme al presente Contrato no constituirá una enajenación del Inmueble para efectos fiscales, de conformidad con lo dispuesto por el articulo catorce, fracción V, incisos a) y b) del Código Fiscal de la Federación. --

II.- El Fiduciario en este acto declara que: ---

(a) Es una sociedad anónima debidamente constituida y válidamente existente conforme a las leyes de México, autorizada para operar como una institución de banca múltiple y para prestar servicios fiduciarios;

(b) Desea celebrar este Contrato para aceptar su designación como Fiduciario, y llevar a cabo todas y cada una de las acciones necesarias o convenientes para cumplir con los Fines del Fideicomiso (según dicho término se define más adelante) así como para cumplir con sus obligaciones conforme a lo previsto en este Contrato; --

(c) No requiere autorización o aprobación alguna para celebrar el presente Contrato, ni para cumplir o llevar a cabo las obligaciones asumidas por el mismo en los términos del presente Contrato, las cuales son legales, válidas y exigibles en contra del Fiduciario en los términos del presente Contrato; y-----------

(d) Sus delegados fiduciarios tienen poderes y facultades suficientes, así como las autorizaciones corporativas necesarias para celebrar este Contrato en su nombre, y que dichos poderes, facultades y autorizaciones corporativas no han sido revocadas o limitadas en forma alguna. -----------------------------

EN VIRTUD DE LO ANTERIOR, con base en los Antecedentes y en las Declaraciones contenidas en este contrato, las partes otorgan las siguientes:---

--C L A U S U L A S --

Primera.- **Ciertos Términos Definidos.** ---

(a) Según se emplean en este Contrato, los siguientes términos tendrán los siguientes significados: --------

"Comisionistas" tiene el significado que se le atribuye en la Cláusula Sexta del presente Contrato. ---------

"Contrato" significa este Contrato de Fideicomiso Irrevocable de Administración con Derecho de Reversión, junto con todos y cualesquiera Anexos mencionados en el mismo. --------------------------------

"Derecho de Reversión" tiene el significado que se le atribuye en el inciso (m) de la Declaración primera del presente Contrato. ---

"Dólares" significa dólares, moneda de curso legal en los Estados Unidos de América. ----------------------

"Día Hábil" significa cualquier día que no sea sábado, domingo o cualquier otro día en que los bancos comerciales en la Ciudad de Nueva York, Estados Unidos de América y en la Ciudad de México, Distrito Federal, México, estén autorizados o requeridos por ley para permanecer cerrados. --------------------------

"Fideicomiso de Garantía" significa el Contrato de Fideicomiso Irrevocable de Garantía Traslativo de Dominio, de fecha veinte de mayo del año dos mil tres, celebrado entre DVSA, Distribuidora Comercial Jafra, Sociedad Anónima de Capital Variable, Jafra Cosmetics International, Sociedad Anónima de Capital Variable, Dirsamex, Sociedad Anónima de Capital Variable, Serviday, Sociedad Anónima de Capital Variable, Jafrafin, Sociedad Anónima de Capital Variable, Jafra Cosmetics, Sociedad Anónima de Capital Variable y Cosméticos y Fragancias, Sociedad Anónima de Capital Variable, conjuntamente como fideicomitentes y fideicomisarios en segundo lugar, quienes designaron a Credit Suisse First Boston, sucursal Gran Caimán, como fideicomisario en primer lugar, y BankBoston, Sociedad Anónima, Institución de Banca Múltiple, División Fiduciaria, como fiduciario, según consta en la escritura ante mí, número **setenta y siete mil ochocientos sesenta y nueve**, de fecha veinte de mayo del año dos mil tres, cuyo primer testimonio se encuentra pendiente de inscripción en el Registro Público de la Propiedad del Distrito Federal, por lo reciente de su otorgamiento. ---

"Fiduciario" tiene el significado que se le atribuye en el proemio del presente Contrato. --------------------

"Fines del Fideicomiso" tiene el significado que se le atribuye en la Cláusula Cuarta. -----------------------

"Gastos de Mantenimiento" significa los gastos ordinarios de mantenimiento, impuestos, seguro y cualquier otro gasto relacionado con el Inmueble. ---

"Gravamen" significa, en relación con cualquier bien o activo, cualquier hipoteca, gravamen, prenda, carga o cualquier otra garantía o cualquier acuerdo de preferencia sobre dicho bien o activo que tenga el efecto práctico de crear una garantía o gravamen sobre dicho bien o activo. ---------------------------------

"Impuesto del Inmueble" tiene el significado que se le atribuye en el inciso (c) de la Cláusula Novena.----

"Inmueble" tiene el significado que se le atribuye en el inciso (b) de la Declaración primera del presente Contrato. --

"México" tiene el significado que se le atribuye en el inciso (a) de la Declaración primera del presente Contrato. --

"Pesos" significa la moneda de curso legal en México. --

(b) Interpretación de Términos Definidos. Los términos definidos en esta Cláusula Primera aplicarán tanto a la forma singular como al plural de dichos términos. Cuando el contexto así lo requiera, cualquier pronombre incluirá la forma masculina, femenina o neutral correspondiente. Salvo que expresamente se establezca lo contrario, todas las referencias a números o letras de Cláusulas, secciones, incisos o sub-incisos se refieren a Cláusulas, secciones, incisos o sub-incisos de este Contrato, y todas las referencias a los Anexos se refieren a Anexos adjuntos e incorporados por referencia al presente Contrato. Se entenderá que palabras (i) "en el presente", "del presente", "conforme al presente" "más adelante en el presente" y palabras de significado similar hacen referencia a este Contrato en su conjunto y no a alguna Cláusula, sección, inciso o sub-inciso en particular del Contrato; (ii) "incluyen", "incluye" e "incluyendo" van seguidas de la frase "sin limitación alguna", salvo que se establezca expresamente lo contrario; y (iii) "activo", "bien" y/o "propiedad" tienen el mismo significado y efecto y que se refieren a todos y cada uno de los activos, bienes y propiedades, tangibles e intangibles, incluyendo efectivo, acciones y/o participaciones representativas del capital social de cualquier sociedad o persona, valores, ingresos, cuentas, derechos de arrendamiento y contractuales. ---

Asimismo, se considerará que cualquier referencia a (i) cualquier contrato, convenio o instrumento incluye la referencia a dicho contrato, convenio o instrumento según el mismo sea modificado ya sea total o parcialmente o de cualquier otra forma reformado de tiempo en tiempo, y (ii) cualquier ley o reglamento incluye las reformas a los mismos de tiempo en tiempo o a cualquier ley o reglamento que los sustituya. --

Segunda.- Constitución del Fideicomiso y Nombramiento de Fiduciario. ---------------------------------

(a) DVSA, en su carácter de fideicomitente y sujeto al Derecho de Reversión, en este acto transmite irrevocablemente al Fiduciario, para el cumplimento de los Fines del Fideicomiso, la propiedad y titularidad del Inmueble con todo cuanto de hecho y por derecho le corresponda, libre de todo Gravamen y sin reserva ni limitación de dominio alguna, otorgando el Fiduciario el recibo más amplio que en derecho proceda. --

(b) Se hace constar que DVSA se reserva el Derecho de Reversión, y que la transmisión del Inmueble en favor del Fiduciario no constituye enajenación conforme a lo dispuesto en el Artículo catorce del Código

Fiscal de la Federación, hasta en tanto el Derecho de Reversión no haya terminado conforme a lo previsto en el presente Contrato.---

(c) El Fiduciario en este acto (i) acepta su nombramiento como fiduciario del presente Contrato y se obliga a cumplir fielmente con los Fines del Fideicomiso y todas las obligaciones asumidas por éste en los términos del presente Contrato, y (ii) reconoce y acepta la titularidad del Inmueble, y conviene en detentar dicha titularidad para los Fines del Fideicomiso. DVSA en este acto autoriza expresamente al Fiduciario a tomar todas y cualesquiera acciones que sean necesarias para llevar a cabo los Fines del Fideicomiso, conforme a lo establecido en este Contrato, y el Fiduciario conviene en no tomar u omitir tomar acciones que puedan impedir el cumplimiento de los Fines del Fideicomiso. -------------------------

Tercera.- Partes del Fideicomiso. Las partes de este Contrato son: --

Fideicomitente: Distribuidora Venus, Sociedad Anónima de Capital Variable. --------------------------------

Fideicomisario: Distribuidora Venus, Sociedad Anónima de Capital Variable o cualquier otra persona o tercero adquirente de los derechos fideicomisarios de DVSA bajo el presente Contrato.---------------------

Fiduciario: BankBoston, Sociedad Anónima, Institución de Banca Múltiple, División Fiduciaria.----------

Cuarta.- Fines del Fideicomiso. Los fines del presente Contrato (los "Fines del Fideicomiso") son: --

(a) Que el Fiduciario reciba y mantenga la propiedad y titularidad del Inmueble, libre de Gravámenes, opciones o cualesquiera otras limitaciones de dominio. --

(b) Que el Fiduciario conserve en todo momento durante la vigencia de este Contrato, la propiedad y titularidad del Inmueble, así como todas las mejoras y accesiones al mismo, sin llevar a cabo cualquier acto jurídico o material que implique disposición o enajenación del Inmueble o cualquier parte del mismo.--

(c) Que el Fiduciario, de conformidad con las instrucciones que por escrito reciba de DVSA, lleve a cabo los actos necesarios relativos a la conservación, reparación y administración del Inmueble, en la inteligencia que DVSA podrá solicitar que se otorguen poderes generales o especiales o comisiones mercantiles (que en ningún caso serán irrevocables) a terceras personas para cumplir con los Fines del Fideicomiso, incluyendo la facultad de instruir al Fiduciario, en lo relativo a la conservación, reparación y administración del Inmueble; en el entendido, sin embargo, que dichos poderes generales o especiales o comisiones mercantiles en ningún momento y bajo ninguna circunstancia incluirán facultad para actos de dominio o de disposición. ---

(d) En general, llevar a cabo todas y cada una de las acciones y cumplir con todas las instrucciones entregadas por DVSA conforme a lo previsto expresamente en este Contrato.---------------------------------

Quinta.- Duración del Contrato. Este Contrato permanecerá en pleno vigor hasta que: (a) el

Fideicomiso de Garantía se de por terminado de conformidad con lo previsto en la Cláusula Quinta del Fideicomiso de Garantía; o (b) ocurra cualquiera de los casos previstos en el artículo trescientos noventa y dos de la Ley General de Títulos y Operaciones de Crédito (con excepción del caso previsto en la fracción VI de dicho artículo) que sean compatibles con la naturaleza de este Contrato.---------------------

Sexta. Comisión Mercantil. --

(a) De conformidad con lo previsto en el inciso (c) de la Cláusula Cuarta, el Fiduciario en este acto nombra a DVSA (en dicha calidad, el "Comisionista") como su comisionista mercantil sin representación de conformidad con los artículos doscientos setenta y tres, doscientos setenta y cuatro y doscientos ochenta y cuatro y artículos relacionados del Código de Comercio, a efecto de que lleve a cabo todos los actos relacionados con la conservación, reparación y administración del Inmueble en el curso ordinario de los negocios de DVSA, incluyendo, sin limitación, el pago de todos los Gastos de Mantenimiento; en el entendido, sin embargo, que el Comisionista no podrá, directa o indirectamente, llevar a cabo cualquier acto jurídico o material que implique disposición o enajenación del Inmueble o cualquier parte del mismo.--

(b) El Fiduciario no asumirá responsabilidad alguna en relación con los actos llevados a cabo por el Comisionista en el ejercicio de la presente comisión o por cualquier otro motivo. ---------------------------

Séptima. Derecho de Reversión y Otros Derechos. ---

(a) DVSA únicamente podrá ejercer su Derecho de Reversión a partir de la fecha en concluya el plazo de vigencia del presente Contrato, de conformidad con lo previsto en la Cláusula Quinta, solicitando por escrito al Fiduciario la reversión de la propiedad y titularidad del Inmueble en favor de DVSA.------------

(b) El Derecho de Reversión terminará en el momento en que el Fiduciario, actuando en dicha calidad bajo el Fideicomiso de Garantía, transmita la propiedad y titularidad del Inmueble (ya sea directamente o bien mediante la transmisión de los derechos fideicomisarios de DVSA bajo el presente Contrato) en favor de cualquier persona (distinta a DVSA), conforme a lo previsto en el Fideicomiso de Garantía.------

(c) En la medida expresamente permitida y conforme a los términos expresamente previstos bajo el Fideicomiso de Garantía y el Contrato de Crédito (como dicho término se define en el Fideicomiso de Garantía) DVSA tendrá la facultad de llevar a cabo, en el curso ordinario de negocios, operaciones intercompañías que sean necesarias o convenientes para la realización de sus operaciones, incluyendo, pero sin limitarse a la celebración de contratos de arrendamiento y de comodato sobre el Inmueble; en el entendido, sin embargo, de que DVSA deberá (i) dentro de los 5 (cinco) Días Hábiles siguientes a la fecha en que celebre cualquier contrato de arrendamiento, de comodato o cualquier otro contrato en virtud del cual otorgue el uso del Inmueble o cualquier parte del mismo conforme a lo contemplado en el presente inciso (c); o bien (ii) dentro de los dentro 5 (cinco) Días Hábiles siguientes a la fecha del presente Contrato, en caso de que a la fecha del presente Contrato se encuentre en vigor cualquier contrato de arrendamiento, de comodato o cualquier otro contrato en virtud del cual otorgue el uso del Inmueble: (x) notificar a la sociedad afiliada respectiva con la cual DVSA celebró dicha operación o contrato, de la existencia del presente Contrato y del Fideicomiso de Garantía, así como las implicaciones y alcances legales de los mismos; y (y) entregar al Fiduciario (quien a su vez deberá entregar una copia al fiduciario bajo el Fideicomiso de Garantía) una copia original firmada de dicha notificación, con el acuse de recibo de dicha sociedad afiliada. --

Octava. Obligaciones de DVSA. ---

(a) Durante la vigencia del presente Contrato, DVSA se obliga a (i) defender la titularidad y derecho del Fiduciario sobre el Inmueble contra las reclamaciones y demandas de cualquier persona distinta al Fiduciario; (ii) no constituir, incurrir, asumir o permitir la existencia de cualquier Gravamen o garantía, u opciones en favor de, o cualquier reclamación de cualquier persona en relación con, el Inmueble o cualquier parte del mismo, salvo por lo previsto en el Fideicomiso de Garantía; (iii) no vender, transmitir, ceder, otorgar en prenda, entregar, afectar en fideicomiso, otorgar, usufructuar o disponer en cualquier forma, u otorgar cualquier opción con respecto al Inmueble o cualquier parte del mismo, salvo por lo previsto en el Fideicomiso de Garantía y la Cláusula Séptima de este Contrato; y (iv) celebrar y entregar al Fiduciario aquellos documentos y llevar a cabo cualquier acción razonable en relación con el presente Contrato y/o el Inmueble, que el Fiduciario le solicite por escrito de tiempo en tiempo y con razonable anticipación a efecto de proteger y mantener el Inmueble, y pagar todos los costos que se deriven de o en relación con lo anterior.---

(b) DVSA mantendrá la posesión del Inmueble por lo que todos y cada uno de los riesgos de pérdida, daño o deterioro del valor del Inmueble correrán por cuenta exclusiva de DVSA. Asimismo, DVSA será responsable de cualquier demanda, acción, obligación, pérdida, daño o responsabilidad derivados de o relacionados con el Inmueble y por tanto, DVSA se obliga a indemnizar y sacar en paz y a salvo al Fiduciario y a cualquier tercero cesionario de los derechos de DVSA bajo el presente Contrato de cualquier demanda, acción, obligación, pérdida, daño o responsabilidad derivados de o relacionados con el Inmueble. ---

(c) Asimismo DVSA se obliga a conservar el Inmueble como si fuera propio, a no utilizarlo para objeto diverso al previsto en el presente Contrato y a responder de los daños que se causen a terceros al hacer uso del mismo. DVSA deberá pagar todos y cada uno de los gastos y costos necesarios o convenientes para la debida conservación, reparación y administración del Inmueble, incluyendo, sin limitación, los

Gastos de Mantenimiento.---

(e) DVSA deberá, y en este acto se obliga expresamente a, entregar al Fiduciario toda la información razonable que el Fiduciario solicite por escrito en relación con el Inmueble (o cualquier parte del mismo), dentro de los 5 (cinco) Días Hábiles siguientes a la fecha en que reciba dicha solicitud por escrito. ---------

Novena. Defensa del Inmueble; Indemnización. ---

(a) En caso que la defensa del Inmueble sea requerida ante cualquier tercero, el Fiduciario otorgará poderes para pleitos y cobranzas (que en ningún caso serán irrevocables) a favor de la persona o las personas que designe DVSA por escrito; en el entendido, sin embargo, que el Fiduciario no asumirá responsabilidad alguna en relación con los actos que lleve a cabo cualquiera de dichos apoderados, disposición que se incluirá en los poderes que otorgue el Fiduciario; y en el entendido, adicionalmente, que cualquiera de dichos apoderados deberá aceptar que todos y cada uno de los costos, honorarios y gastos incurridos por ellos en el ejercicio de dichos poderes serán única y exclusivamente cubiertos por DVSA, sin que el Fiduciario incurra en responsabilidad alguna por dichos costos, honorarios y gastos. ----

(c) DVSA pagará en tiempo y forma cualesquiera impuestos, derechos, contribuciones, imposiciones o cargas de cualquier naturaleza determinados o impuestos por cualquier autoridad gubernamental sobre el Inmueble (los "Impuestos del Inmueble") que le correspondan de conformidad con la legislación aplicable. DVSA entregará al Fiduciario, cuando así lo solicite el Fiduciario por escrito con razonable anticipación, todos los documentos necesarios para hacer constar que los Impuestos del Inmueble aplicables han sido íntegramente cubiertos en tiempo, en forma y en su totalidad. -----------------------------

(d) En caso de urgencia, el Fiduciario deberá realizar los actos que resulten necesarios para conservar el Inmueble y los derechos derivados de éste. ---

(e) DVSA indemnizará, defenderá y sacará en paz y a salvo al Fiduciario y a cualquier tercero cesionario de los derechos de DVSA bajo el presente Contrato, así como a sus respectivos funcionarios, empleados, consejeros y agentes, contra cualquier demanda, acción, obligación, daño, pérdida, responsabilidad, costo y gasto (incluyendo honorarios razonables de abogados) que surjan de o en relación con este Contrato o con el Inmueble, salvo que deriven directamente de la negligencia, dolo o mala fe de dichas personas. ----

Décima.- Saneamiento para el Caso de Evicción. DVSA se mantendrá obligado y será responsable por el saneamiento para el caso de evicción del Inmueble o de cualquier parte del mismo de conformidad con lo dispuesto en las leyes aplicables. DVSA en este acto autoriza al Fiduciario a ceder, transmitir o de cualquier otra forma transferir los derechos derivados de esta Cláusula Décima a cualquier tercero cesionario de los derechos de DVSA bajo el presente Contrato o a cualquier tercero que adquiera la propiedad del Inmueble. Los derechos que surjan de esta Cláusula Décima permanecerán en pleno vigor y efecto durante el plazo de seis meses, contado a partir de la fecha en que el Fiduciario o cualquier tercero adquirente, según sea el caso, adquiera y reciba dicha participación y/o el Inmueble, sin perjuicio de lo dispuesto en el artículo dos mil ciento treinta y nueve del Código Civil Federal y los artículos correlativos de los Códigos Civiles de las entidades federativas de México y del Distrito Federal. ----------

Décima Primera.- Prohibiciones Legales. De conformidad con el inciso b) de la fracción diecinueve romano del artículo ciento seis de la Ley de Instituciones de Crédito, el Fiduciario declara que ha explicado a DVSA los alcances y efectos de dicho inciso (así como lo dispuesto en el último enunciado de la fracción diecinueve romano del artículo ciento seis de la Ley de Instituciones de Crédito) que establece lo siguiente:--

"Artículo 106.- A las Instituciones de Crédito les estará prohibido: ---

...XIX. En la realización de las operaciones a que se refiere la fracción XV del artículo 46 de ésta Ley:

(a) ...(b) Responder a los fideicomitentes, mandantes o comitentes, del incumplimiento de los deudores, por los créditos que se otorguen o de los emisores, por los valores que se adquieran, salvo que sea por su culpa, según lo dispuesto en la parte final del artículo 391 de la Ley General de Títulos y Operaciones de Crédito, o garantizar la percepción de rendimientos por los fondos cuya inversión se les encomiende. -----

Si al término del fideicomiso, mandato o comisión constituidos para el otorgamiento de créditos, estos no hubieren sido liquidados por los deudores, la institución deberá transferirlos al fideicomitente o fideicomisario, según el caso, o al mandante o comitente, absteniéndose de cubrir su importe. Cualquier pacto contrario a lo dispuesto en los inciso anteriores, será nulo" --

La responsabilidad del Fiduciario conforme a este Contrato está, en todo caso, limitada al valor del inmueble.--

Décima Segunda.- Impuestos y Gastos.--

(a) Todos los gastos, costos, impuestos, comisiones, Impuestos del Inmueble aplicables y honorarios que surjan de la elaboración y celebración de este Contrato, y por cualquier modificación al mismo, así como por cualquier acto o documento que conforme al presente Contrato se deba llevar a cabo, elaborar, suscribir o notificar, incluyendo sin limitación, los honorarios razonables y debidamente documentados de los asesores legales del Fiduciario, así como cualesquiera gastos incurridos por el Fiduciario en el cumplimiento de sus obligaciones y en el ejercicio de sus derechos de conformidad con este Contrato, serán a cargo y cubiertos total y exclusivamente por DVSA. ---

(b) En caso de que por cualquier motivo el Fiduciario cubra, por cuenta y orden de DVSA cualquiera de dichos honorarios, costos o gastos, DVSA se obliga a rembolsarlos inmediatamente al Fiduciario en el momento en que DVSA sea requerido por escrito para ello.---

Décima Tercera.- Comisiones del Fiduciario. Como contraprestación por sus servicios bajo el presente Contrato, DVSA pagará al Fiduciario las comisiones establecidas a continuación, en el entendido que dichas comisiones no incluyen el impuesto al valor agregado correspondiente:-------------------------------

1. Cuota por Designación del Cargo y Otorgamiento. El Fiduciario recibirá la cantidad de DOS MIL DÓLARES, MONEDA DE CURSO LEGAL DE LOS ESTADOS UNIDOS DE AMERICA, por su designación como Fiduciario y por el otorgamiento de este Contrato, comisión que pagará DVSA al Fiduciario al momento de celebración de este Contrato.---

2. Comisión por Administración. El Fiduciario recibirá la cantidad de CUATRO MIL DOLARES, MONEDA DE CURSO LEGAL DE LOS ESTADOS UNIDOS DE AMERICA anuales por la administración del presente Contrato, pagadera de manera semestral y por adelantado, es decir, DOS MIL DOLARES MONEDA DE CURSO LEGAL DE LOS ESTADOS UNIDOS DE AMERICA por semestre, la primera de las cuales pagará DVSA al Fiduciario al momento de celebración de este Contrato. ---

Otros Actos. Por cualquier modificación al presente Contrato, por el otorgamiento de poderes o por cualquier acto jurídico no previsto en el Contrato, la cantidad de EU$500.00 (quinientos Dólares 00/100), pagaderos a la firma de la modificación, contrato o documento respectivo. ------------------------------------

Los honorarios del Fiduciario causarán el Impuesto al Valor Agregado correspondiente, de conformidad con lo dispuesto en la legislación aplicable, y serán incrementados anualmente de acuerdo con el *Consumer Price Index*, publicado por el *U.S. Department of Labor Statistics*.---------------------------------

4. Los impuestos, derechos, gastos, (incluyendo gastos de viaje y viáticos en su caso), deberán ser cubiertos anticipadamente al Fiduciario por cuenta y orden de DVSA.--

5. DVSA conviene que el Fiduciario se abstendrá de llevar a cabo cualquier trámite administrativo, mientras exista cualquier adeudo a su favor pendiente de liquidarse. ---

6. En caso de que los honorarios del Fiduciario no le sean pagados conforme a la presente Cláusula, DVSA deberá pagará al Fiduciario intereses moratorios mensuales, a la tasa que resulte de sumar 2.0% (dos puntos porcentuales) al Costo Porcentual Promedio de Captación (CPP) (o cualquier índice que lo sustituya) que publique Banco de México para el mes que corresponda la mora.-------------------------------

Décima Cuarta.- Cesiones. Excepto por (i) lo previsto por la Cláusula Vigésima y (ii) transmisiones realizadas por DVSA conforme al Fideicomiso de Garantía, ninguna de las partes podrá ceder, transmitir, enajenar o de cualquier otra forma disponer de sus derechos y obligaciones derivados del presente Contrato sin el consentimiento previo y por escrito de las demás partes; en la inteligencia de que el consentimiento del Fiduciario solamente será otorgado previa autorización por escrito de Credit Suisse

First Boston, sucursal Gran Caimán, en su calidad de fideicomisario bajo el Fideicomiso de Garantía.-----

Décima Quinta.- Modificaciones. Este Contrato podrá modificarse únicamente con el consentimiento por escrito de DVSA y el Fiduciario; en la inteligencia de que el consentimiento del Fiduciario solamente será otorgado previa autorización por escrito de Credit Suisse First Boston, sucursal Gran Caimán, en su calidad de fideicomisario bajo el Fideicomiso de Garantía.---

Décima Sexta.- Notificaciones y Avisos. Todos los avisos y notificaciones entre las partes serán por escrito en idioma español y deberán presentarse (i) personalmente, con acuse de recibo; (ii) por mensajería especializada, con acuse de recibo; o (iii) vía facsímil, seguido por mensajería especializada o entrega personal, con acuse de recibo. Todas las notificaciones y avisos se presentarán a los siguientes domicilios y números de facsímil, y surtirán efectos al entregarse personalmente:----------------------------

A DVSA:---

Boulevard Manuel Ávila Camacho Número quinientos quince, Colonia Tlacopac, México Distrito Federal, Código Postal cero mil cuarenta.---

Teléfono: (52-55) 5490-1700 cincuenta y dos guión cincuenta y cinco cincuenta y cuatro noventa guion diecisiete cero cero) --

Facsímil: (52-55) 5490-1790) cincuenta y dos guión cincuenta y cinco cincuenta y cuatro noventa diecisiete noventa --

Atención: Director General ---

Al Fiduciario:---

BankBoston, Sociedad Anónima, Institución de Banca Múltiple, --

División Fiduciaria --

Bosque de Alisos número cuarenta y siete guión "B", tercer piso.---

Fraccionamiento Bosques de las Lomas, Código postal cero cinco mil ciento veinte, México, Distrito Federal---

Teléfono: (5255) 5257-7900 cincuenta y dos cincuenta y cinco cincuenta y dos cincuenta y siete setenta y nueve cero cero).---

Facsímil: (5255) 5261-7122 cincuenta y dos cincuenta y cinco cincuenta y dos sesenta y uno setenta y uno veintidós). --

Atención: Miguel Escudero Basurto - Director Fiduciario ---

Décima Séptima.- Anexos y Encabezados. Todos los documentos que se adjuntan al presente Contrato forman parte integrante de este Contrato como sí a la letra se insertasen. Los títulos y encabezados incluidos en este Contrato se utilizan únicamente con fines de conveniencia y no afectarán la interpretación de este Contrato. --

Décima Octava.- <u>Obligaciones Adicionales</u>. DVSA se obliga, a solicitud por escrito (entregada con anticipación razonable) del Fiduciario, a firmar y entregar o causar que se firme y entregue al Fiduciario, todos y cada uno de los contratos, instrumentos, notificaciones, avisos y demás documentos que resulten razonablemente necesarios o convenientes por el Fiduciario para dar efecto a o cumplir con los términos o el objeto del presente Contrato. --

Décima Novena.- <u>Jurisdicción, Derecho Aplicable</u>. Para todo lo relativo con la interpretación y cumplimiento de este Contrato, en este acto las partes se someten, de manera expresa e irrevocable, a las leyes aplicables de México, y a la jurisdicción de los tribunales competentes de México, Distrito Federal, por lo que renuncian, de manera expresa e irrevocable, a cualquier otra jurisdicción que pudiere corresponderles en virtud de sus domicilios presentes o futuros o por cualquier otra razón. ------------------

Vigésima.- <u>Renuncia y Sustitución del Fiduciario</u>. --

(a) De conformidad con el tercer párrafo del artículo trescientos ochenta y cinco de la Ley, el Fiduciario podrá renunciar o ser removido de su cargo por DVSA, en ambos casos, por causas graves a juicio de un juez de primera instancia del lugar del domicilio del Fiduciario. En caso de remoción, DVSA deberá solicitarlo por escrito con por lo menos 20 (veinte) Días Hábiles de anticipación a la fecha en que deba de surtir efectos la remoción. --

(b) El Fiduciario conviene expresamente en este acto que su renuncia no entrará en vigor para ningún efecto hasta lo que ocurra primero entre (i) la fecha en la que DVSA haya nombrado a un fiduciario sucesor y dicho fiduciario sucesor haya aceptado su nombramiento para actuar como Fiduciario conforme al presente Contrato y (ii) 90 (noventa) días naturales después de la entrega de dicho aviso de renuncia. Al cesar en su cargo el Fiduciario por renuncia o remoción, elaborará un informe del Patrimonio del Fideicomiso que comprenda desde el último informe que hubiere rendido hasta la fecha en que sea efectiva dicha renuncia o sustitución. Las partes dispondrán de un plazo de 10 (diez) Días Hábiles para examinarlo y formular las aclaraciones que se considere pertinentes. Concluido dicho plazo, se entenderá tácitamente aprobado si no se ha formulado observación alguna.--------------------------------------

(c) Al designarse el Fiduciario sustituto, este adquirirá la propiedad de la totalidad del Inmueble, y quedará investido con todas las facultades, derechos, poderes y obligaciones conforme al presente Contrato. --

Vigésima Primera.- <u>Indemnización al Fiduciario</u>. --

DVSA defenderá y deberá sacar en paz y a salvo al Fiduciario, así como a sus delegados fiduciarios, funcionarios, empleados y apoderados de toda y cualquier responsabilidad, daño, obligación, demanda, sentencia, transacción, requerimiento, gastos y/o costas de cualquier naturaleza, incluyendo los honorarios de abogados, que se hagan valer contra, como resultado de, impuesta sobre, o incurrida por, con motivo o como consecuencia de, actos realizados por el Fiduciario para el cumplimiento de los Fines del Fidecomiso, y la defensa del Inmueble (salvo que sean consecuencia del dolo, negligencia o mala fe del Fiduciario o cuando el Fiduciario realice algún acto que no le esté autorizado por el presente Contrato) o por reclamaciones, multas, penas y cualquier otro adeudo de cualquier naturaleza en relación con el Inmueble o con este Contrato, ya sea ante autoridades administrativas, judiciales, tribunales arbitrales o cualquier otra instancia, tanto de carácter local o federal así como de la República Mexicana o extranjeras (salvo que sean consecuencia del dolo, negligencia o mala fe del Fiduciario o cuando el Fiduciario realice algún acto que no le esté autorizado por el presente Contrato).-----------------------------

En el caso que se genere cualquier situación de hecho o acto de autoridad, o consecuencia de índole legal, que produzca responsabilidades pecuniarias sobre el presente Contrato y/o el patrimonio de BankBoston, Sociedad Anónima, Institución de Banca Múltiple que hubieren sido generados por actos u omisiones de DVSA, por el Fiduciario en cumplimiento de los Fines del Fideicomiso o por terceros, incluyendo erogaciones relacionadas con los actos y conceptos que se mencionan en el párrafo anterior (excepto en los casos en que hubiere mediado dolo, negligencia o mala fe del Fiduciario o que el Fiduciario realizare algún acto que no le esté autorizado por el presente Contrato), el pago derivado de dichas responsabilidades pecuniarias correrá a cargo de DVSA.---

Vigésima Segunda. Registro. DVSA deberá, en esta misma fecha, presentar a registro el presente Contrato ante el Registro Público de la Propiedad del lugar en el que se encuentre ubicado el Inmueble, para cuyo propósito entregará al Fiduciario una carta emitida por el o los notarios públicos encargados de realizar dichos registros, en la cual certifiquen que el presente Contrato ha sido presentado para registro en dicho Registro Público conforme a lo previsto en la presente Cláusula. -------------------------------------

No obstante lo anterior, DVSA se obliga a entregar al Fiduciario, tan pronto como sea posible, pero a más tardar dentro de los 45 (cuarenta y cinco) Días Hábiles siguientes a la fecha de firma de este Contrato, primer testimonio (original) del presente Contrato debidamente sellado por dicho Registros Público.---

Asimismo, DVSA en este acto se obliga expresamente a entregar al Fiduciario, tan pronto como sea posible, pero a más tardar dentro de los 5 (cinco) Días Hábiles siguientes a la fecha en que DVSA reciba por escrito la solicitud respectiva por parte del Fiduciario, a registrar el presente Contrato en cualquier otro registro que se requiera conforme a la legislación aplicable, y presentar prueba fehaciente de ello al Fiduciario.---

PERSONALIDAD.- Los comparecientes manifiestan que la personalidad que ostentan está vigente, por no haberles sido revocada ni en forma alguna limitada y que su representada se encuentra capacitada para la realización de este acto y la acreditan, así como la legal existencia de sus representadas con los documentos que adelante se mencionan: ---

I.- "DISTRIBUIDORA VENUS", SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE. -----------

a).- Testimonio de la **escritura número veintinueve mil seiscientos siete**, de fecha dos de enero de mil novecientos noventa y uno, otorgada ante el Licenciado ROBERTO NÚÑEZ Y BANDERA, Notario Número Uno del Distrito Federal, inscrita en el Registro Público de Comercio del Distrito Federal, en el Folio Mercantil número ciento cincuenta mil trescientos trece, con fecha veinticuatro de octubre de mil novecientos noventa y uno y en este acto me exhiben los comparecientes, se constituyó **"REDAY", SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE.** ---

b).- Testimonio de la escritura **treinta mil trescientos cuarenta y ocho**, de fecha diez de enero del año dos mil, otorgada ante el Licenciado JORGE ANTONIO FRANCOZ GARATE, Notario Número Diecisiete del Distrito Federal, cuyo primer testimonio quedó inscrito en el Registro Público de Comercio del Distrito Federal, en el folio mercantil número ciento cincuenta mil trescientos trece, con fecha diecisiete de abril del año dos mil dos, se hizo constar la protocolización del acta de la asamblea general extraordinaria de accionistas de "REDAY", SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE, celebrada el treinta de noviembre de mil novecientos noventa y nueve, en la que se tomaron, entre otros acuerdos, el de cambiar la denominación de la sociedad por la de "DISTRIBUIDORA VENUS", SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE, reformándose al efecto el artículo primero de sus estatutos sociales. ---

c).- Por escritura **número ochenta y cuatro mil quinientos ochenta y ocho**, de fecha veintinueve de enero del año dos mil uno, otorgada ante el Licenciado ARMANDO GALVEZ PEREZ ARAGON, Notario número Ciento Tres del Distrito Federal, cuyo primer testimonio quedó inscrito en el Registro Público de Comercio del Distrito Federal, en el folio mercantil número ciento cincuenta mil trescientos trece, con fecha veintitrés de abril del año dos mil uno, se hizo constar la protocolización del acta de la asamblea general ordinaria de accionistas de "DISTRIBUIDORA VENUS", SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE, celebrada el dieciocho de enero del año dos mil uno. Una copia de dichas escrituras las agrego al apéndice de este instrumento con la letra **"B", "C" y "D".** ------------------

II.- DON JAIME PALOMINO ECHAVE Y DON JESÚS MIGUEL ESCUDERO BASURTO, en representación de **"BANKBOSTON", SOCIEDAD ANONIMA, INSTITUCION DE BANCA MÚLTIPLE, DIVISION FIDUCIARIA** con los documentos que se mencionan a continuación y que se detallan en la certificación que agrego al apéndice de este instrumento con la letra **"E"**. --------------------

a).- Con la escritura **ante mí, número sesenta y cuatro mil trescientos cincuenta y dos,** de fecha **catorce de agosto de mil novecientos noventa y cinco,** cuyo primer testimonio quedó inscrito en el Registro Público de Comercio del Distrito Federal, en el folio mercantil número doscientos cinco mil ochocientos quince, con fecha diecinueve de febrero de mil novecientos noventa y seis. --------------------

b).- Con la escritura pública número **veintiún mil trescientos setenta y dos,** de fecha **diez** de **septiembre** del año **dos mil uno,** otorgada ante el licenciado Alejandro Del Valle Palazuelos, notario público número ciento cuarenta y nueve del Distrito Federal, cuyo primer testimonio quedó inscrito en el Registro Público de Comercio del Distrito Federal el veintiuno de septiembre del año dos mil uno, bajo el folio mercantil número doscientos cinco mil ochocientos quince. ---

YO, EL NOTARIO CERTIFICO: --

UNO.- Que me identifiqué ante los comparecientes con mi calidad de Notario. --------------------------------

DOS.- Que me cercioré de la identidad de los comparecientes, personas a las que conceptúo capacitadas legalmente para la celebración de este acto. --

TRES.- Que las partes tienen conocimiento de las facultades de revisión de las autoridades fiscales para formular liquidaciones por las diferencias que resulten en el pago de Impuestos Federales o Locales que se causen con motivo de esta operación y por lo tanto serán responsables, en su caso, de estas diferencias. --

CUATRO.- Que respecto al Impuesto Sobre la Renta y al Valor Agregado, no se formula liquidación en virtud de no existir enajenación en términos del artículo catorce del Código Fiscal de la Federación. -------

CINCO.- Que por sus generales los comparecientes manifestaron ser:--

DON EUGENIO LOPEZ BARRIOS, mexicano por nacimiento, originario del Distrito Federal, lugar donde nació el día ocho de junio de mil novecientos cuarenta y uno, casado, publicista, con domicilio en Calle Pico de Turquino trece, departamento trescientos dos, colonia Jardines en la Montaña, Delegación Tlalpan, Distrito Federal. --

Se identifica con: Credencial para votar con clave de elector número "LPBREG" cuarenta y un millones sesenta mil ochocientos nueve H" seiscientos, expedida a su favor por el Instituto Federal Electoral. -------

DOÑA ELIA ZULEMA VELÁZQUEZ VALENCIA, mexicana por nacimiento, originaria de Guadalajara, Estado de Jalisco, lugar donde nació el día veintidós de octubre de mil novecientos cincuenta y ocho, casada, Psicóloga, con domicilio en calle Aquiles ciento noventa y seis, colonia Lomas de Axomiatla, Delegación Alvaro Obregón, Distrito Federal. ---

Se identifica con: Credencial para votar con clave de elector número "VLVLEL" cincuenta y ocho millones ciento dos mil doscientos catorce "M" cero cero cero, expedida a su favor por el Instituto Federal Electoral. ---

DON JAIME PALOMINO ECHAVE, mexicano por nacimiento, originario del Distrito Federal, lugar donde nació el día trece de octubre de mil novecientos sesenta y ocho, soltero, funcionario bancario, con domicilio en Bosque de Alisos número cuarenta y siete guión "B", colonia Bosques de las Lomas, Delegación Cuajimalpa, Distrito Federal. ---

Se identifica con: Credencial para votar con clave de elector número "PLECJM" sesenta y ocho millones ciento un mil trescientos nueve "H" setecientos, expedida a su favor por el Instituto Federal Electoral. --

DON JESÚS MIGUEL ESCUDERO BASURTO, mexicano por nacimiento, originario del Distrito Federal, lugar donde nació el día veinticinco de abril de mil novecientos sesenta y siete, casado, funcionario bancario, con igual domicilio que el anterior compareciente.--------------------------------------

Se identifica con: Pasaporte número noventa y ocho mil trescientos setenta millones treinta y tres mil trescientos dieciocho, expedido a su favor por la Secretaría de Relaciones Exteriores, con fecha diecinueve de agosto de mil novecientos novena y ocho. --

SIETE.- Que **DON EUGENIO LOPEZ BARRIOS, DOÑA ELIA ZULEMA VELÁZQUEZ VALENCIA, DON JAIME PALOMINO ECHAVE Y DON JESÚS MIGUEL ESCUDERO BASURTO,** tienen la legítima representación de las Sociedades, las cuales están constituidas conforme a la Ley. ---

DIEZ.- Que tuve a la vista los documentos relacionados en este instrumento. --------------------------------

ONCE.- Que los comparecientes manifiestan que el contenido del presente instrumento es consecuencia de sus manifestaciones, declaraciones e instrucciones. ---

DOCE.- Que hice saber a los comparecientes su derecho a leer personalmente este instrumento.----------

TRECE.- Que el presente instrumento fue leído a los comparecientes, a quienes enteré y expliqué el valor, consecuencias y alcances legales de su contenido y manifestaron su plena comprensión y su conformidad y lo firmaron ante mí, el día del mes de **junio** del año **dos mil tres,** mismo momento en que lo **AUTORIZO DEFINITIVAMENTE.- DOY FE.**---